6/16



05009050

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Wing Hang Bank Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 17 2005
THOMSON FINANCIAL

FILE NO. 82- 3629

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 6/16/05



# 永亨銀行有限公司
# WING HANG BANK, LIMITED

2004

Annual Report • 年報



# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 302)**

## FORM OF PROXY

I/We[1] ______________________________
of ______________________________ being
the registered holder(s) of ______________________________ [2] shares of HK$1.00 each in Wing Hang Bank, Limited hereby appoint the Chairman of the Meeting[3], ______________________________
of ______________________________
as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the Annual General Meeting of the Bank and at any adjournment thereof to be held at the Bank Reception Hall, 18th Floor, Wing Hank Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 21st April, 2005 at 3:30 p.m. and to vote for me/us as indicated below:–

| | RESOLUTIONS | FOR | AGAINST |
|---|---|---|---|
| 1. | To adopt the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2004. | | |
| 2. | To declare a final dividend. | | |
| 3. | a. To re-elect Dr Cheng Hon Kwan as Director. | | |
| | b. To re-elect Mr Kenneth A Lopian as Director. | | |
| | c. To re-elect Mr Louis C W Ho as Director. | | |
| | d. To re-elect Mr Aloysius H Y Tse as Director. | | |
| 4. | To authorise the Directors to fix directors' fee. | | |
| 5. | To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration. | | |
| 6. | To give a general mandate to the Directors unconditionally to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Bank. | | |
| 7. | To give a general mandate to the Directors to repurchase shares of the Bank not exceeding 10% of the issued share capital of the Bank. | | |
| 8. | To extend the general mandate granted to the Directors to allot shares pursuant to item 6. | | |

Dated this ____________ day of ____________ 2005

Signature of shareholder(s): ______________________

Full Name: ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in the Bank registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please strike out "the Chairman of the Meeting" and insert the name and address of the person you wish to appoint in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: Please indicate with an "✓" in the appropriate space beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. This form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 48 hours before the time for holding the meeting or adjourned meeting.
8. A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Bank.



# 永亨銀行有限公司

（於香港註冊成立之有限公司）

股票代號：302

## 代表委任書

本人／吾等[1] ____________________

地址 ____________________

乃 ____________ [2]股每股面值港幣1元之永亨銀行有限公司股份之註冊股東，茲委任大會主席[3]，____________ 地址 ____________

代表本人／吾等出席在二零零五年四月二十一日（星期四）下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳召開之股東週年大會及其一切續會，並按以下指示就下列各項投票[4]：

| | 議 案 | 贊成 | 反對 |
|---|---|---|---|
| 1. | 接納二零零四年度本銀行總結與董事會及核數師報告書。 | | |
| 2. | 宣佈派發末期股息。 | | |
| 3. | a. 重選鄭漢鈞博士為董事。 | | |
| | b. 重選Kenneth A Lopian先生為董事。 | | |
| | c. 重選何志偉先生為董事。 | | |
| | d. 重選謝孝衍先生為董事。 | | |
| 4. | 授權董事會釐定董事袍金。 | | |
| 5. | 復聘畢馬威會計師事務所為本銀行核數師並授權董事會釐定其酬金。 | | |
| 6. | 無條件授權董事會配發、發行及處理不超過本銀行已發行股本百分之二十之額外股份。 | | |
| 7. | 全面授權董事會購回不超過本銀行已發行股本百分之十之股份。 | | |
| 8. | 擴大授予董事會根據第六項決議案發行新股之權力。 | | |

二零零五年 ____________ 月 ____________ 日

股東簽署：____________________

股東姓名：____________________

附註：

1. 請用**正楷**填寫姓名及地址。
2. 請填寫以 閣下名義註冊之股份數目，凡未填寫清楚之委任書將被認為是代表所有以 閣下名義註冊之本銀行股份。
3. 閣下如欲委任代表出席上述會議，請劃去「大會主席」一欄，並在適當空格內，填寫委任代表之姓名及地址。**此委任書若有任何改動，必須由署名者加簡簽。**
4. **重要事項**：請在每項決議案右邊適當空格按 閣下之投票意願填上「✓」號，倘無註明投票意願，則代表人可自行決定如何投票或放棄投票。
5. 若為聯名股東，本銀行只接受由排名最先之註冊股東親自或委任代表所投之一票為有效，因此，以股東名冊上排名次序較先之聯名股東享有優先投票權。
6. 此代表委任書必須由 閣下或以書面授權之代表簽署。若註冊股東為一家公司，必須蓋上公司印章或由正式書面授權之職員或授權人簽署。
7. 本代表委任書必須填妥簽署，並連同授權書或其他授權文件或由公證人簽署證明之授權文件副本，於股東週年大會或其續會召開四十八小時前送達本銀行證券登記處香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司，方為有效。
8. 有資格出席會議及投票之股東可委任代表代其出席及投票。代表人不必為本銀行股東。

# 目錄
# Contents


| 本行簡介 | 4 | 4 | Corporate Profile |
|---|---|---|---|
| 集團業績簡報 | 5 | 5 | Group Results in Brief |
| 五年集團財務概況 | 6 | 6 | Five Year Group Financial Summary |
| 公司資料 | 8 | 26 | Corporate Information |
| 董事會成員 | 9 | 27 | Board of Directors |
| 董事長報告 | 11 | 29 | Chairman's Statement |
| 業務回顧 | 16 | 34 | Review of Operations |
| 董事會報告書 | 20 | 38 | Report of the Directors |
| 核數師報告書 | 45 | 45 | Report of the Auditors |
| 綜合損益計算表 | 46 | 46 | Consolidated Profit and Loss Account |
| 綜合資產負債表 | 47 | 47 | Consolidated Balance Sheet |
| 資產負債表 | 48 | 48 | Balance Sheet |
| 綜合股東權益變更表 | 49 | 49 | Consolidated Statement of Changes in Equity |
| 綜合現金流量表 | 50 | 50 | Consolidated Cash Flow Statement |
| 賬項附註 | 51 | 51 | Notes to the Accounts |
| 未經審核補充財務資料 | 112 | 112 | Unaudited Supplementary Financial Information |
| 主要附屬公司及主要分行 | 124 | 124 | Major Subsidiaries and Major Branches |
| 股東週年大會通告 | 125 | 127 | Notice of Annual General Meeting |

# 共鳴 同根、同心，服務更知您心


永亨銀行成功合併浙江第一銀行慶祝酒會

The Honourable Henry Tang, Financial Secretary joined members of the Board at a reception to celebrate the successful merger of Chekiang First Bank.
香港財政司唐英年先生與董事會成員出席慶祝成功合併浙江第一銀行酒會。

永亨銀行以港為根，與港人
同步成長。成功併購浙江第一銀行後
實力更為雄厚，經營規模得以擴充，
並成為日益重要的本地銀行。
日後，我們將竭誠為客戶提供
更完善的銀行服務。
我們深信，只有同心同行，服務
才能與您共鳴。

## 永亨銀行成功合併浙江第一銀行慶祝酒會
## Wing Hang Bank's Successful Merger with Chekiang First Bank C[illegible]l Reception



Ceremony officiated by The Honourable Henry Tang, Financial Secretary and Dr Patrick Fung, Chairman and Chief Executive of the Bank.
香港財政司唐英年先生與本銀行董事長兼行政總裁馮鈺斌博士主持慶祝儀式。

Having firmly established its roots in Hong Kong, Wing Hang Bank has grown together with the people here over the years. The successful merger with Chekiang First Bank has resulted in a stronger and more substantial bank, bringing greater scale and coverage and placing us in a significant position among local banks. We believe that only by sharing a common interest would we be able to continue to improve the quality of our service to our clients.

# 本行簡介
# Corporate Profile

永亨銀號由已故董事長馮堯敬先生於一九三七年在廣州市創立，最初經營金銀找換業務。早年因中國的政治及經濟環境動盪致經營困難。一九四五年於香港文咸東街重整業務，初期資金只有港幣三十萬元，員工則僅十九人。戰後經濟繁榮，令業務發展更趨蓬勃。一九六零年註冊為永亨銀行並獲銀行牌照，為日後之發展奠下首個里程碑。

一九七三年美國紐約歐文信託公司購入本銀行控股權益，透過合作關係，本銀行獲得更強大的財政及國際銀行業務之基礎。一九七九年總行行址與毗鄰物業重建為現代化總行大廈以配合業務發展之需求。一九八八年歐文信託公司與美國紐約銀行合併成為實力更加雄厚及業務更多元化之銀行集團。一九九三年七月永亨銀行成為上市公司，其股票於香港聯合交易所上市買賣。永亨銀行於二零零三年八月一日達成協議收購浙江第一銀行(「浙一」)，使其成為全資附屬公司。二零零四年八月九日合併正式完成。浙一的信貸紀錄良好，客戶基礎穩固，令集團規模及市場覆蓋範圍擴大。

永亨銀行乃集團之控股公司及主要業務運作公司，集團主要提供全面性的銀行服務。在香港總分行共三十六間，國內於深圳市設有分行，亦於廣州市設立代表處。集團將於二零零五年三月開設上海分行及北京代表處。集團之主要附屬公司澳門永亨銀行，於一九四一年開業，於澳門有廣闊的分行網絡。此外，透過其附屬公司，更提供代理人、接受存款、離岸銀行、租購貸款、私人貸款、保險及股票經紀等服務。

二零零四年底集團之總資產為港幣九百五十四億四千八百萬元，股東資金為港幣七十四億零四百萬元，二零零四年股東應得之溢利為港幣十一億六千八百萬元。

Wing Hang Ngan Ho was first established in 1937 by the late Mr Y K Fung in Guangzhou to carry on the business of a money changer. Its early years proved to be difficult due to the prevailing political and economical turbulence in China. In 1945 the company re-established in Hong Kong with a capital of HK$300,000 and a staff of nineteen and prospered during the post war boom. In 1960 Wing Hang Bank was incorporated and was granted a banking licence reaching the first milestone in its future growth.

In 1973 the Irving Trust Company of New York acquired a majority interest in the Bank and the partnership provided Wing Hang with a stronger financial base and the expertise of a major international bank. In 1979 the Head Office Building was redeveloped and provided much needed modern facilities for its operations. In 1988 the Irving Trust Company merged with The Bank of New York and became a stronger and more diversified partner. In July 1993, the shares of Wing Hang Bank were listed on The Stock Exchange of Hong Kong. On 1st August, 2003. Wing Hang Bank entered into an agreement to acquire Chekiang First Bank ("CFB") as a wholly owned subsidiary. The merger was completed on 9th August, 2004. With a solid credit history and a strong portfolio, CFB brings greater scale and coverage to the Bank.

Wing Hang Bank is the holding company and the principal operating company of the Group which provides a full range of banking services. The Bank has a network of 36 branches in Hong Kong, a branch in Shenzhen and representative office in Guangzhou. We will be opening our Shanghai branch and Beijing representative office in March 2005. The Group's subsidiary, Banco Weng Hang has been operating in Macau since 1941 and has an extensive branch network in the territory. In addition, through its other subsidiaries and affiliated companies the Group provides nominee, deposit taking, offshore banking, hire purchase, consumer financing, insurance and share brokerage services.

At the end of 2004, the Group's total assets and shareholders' fund amounted to HK$95,448 million and HK$7,404 million respectively, net profit attributable to shareholders for 2004 was HK$1,168 million.

# 集團業績簡報
# Group Results in Brief

| | | 2004 | 2003 | 增加/(減少) Increase/ (Decrease) | 2004 |
|---|---|---|---|---|---|
| **全年結算** | For The Year | **HK$m** | HK$m | % | **US$m** |
| 股東應得之溢利 | Profit Attributable to Shareholders | **1,168** | 864 | 35 | **150.25** |
| 股息 | Dividends | **576** | 426 | 35 | **74.1** |
| **以每股計算** | Per Share | **HK$** | HK$ | % | **US$** |
| 基本盈利 | Basic Earnings | **3.97** | 2.94 | 35 | **0.51** |
| 現金盈利 | Cash Earnings | **4.13** | 2.99 | 38 | **0.53** |
| 中期及末期股息 | Interim & Final Dividends | **1.96** | 1.45 | 35 | **0.25** |
| 資產淨值 | Net Asset Value | **25.19** | 22.76 | 11 | **3.24** |
| **於年終計算** | At Year End | **HK$m** | HK$m | % | **US$m** |
| 股東資金 | Shareholders' Funds | **7,404** | 6,687 | 11 | **952.4** |
| 總存款 | Total Deposits | **84,395** | 77,477 | 9 | **10,856.3** |
| 客戶貸款 | Advances to Customers | **49,189** | 46,612 | 6 | **6,327.5** |
| 總資產 | Total Assets | **95,448** | 88,737 | 8 | **12,278.2** |
| **比率** | Ratio | **%** | **%** | | |
| 成本與收入比率 | Cost to Income Ratio | **42.2** | 35.1 | | |
| 平均資產回報率 | Return on Average Assets | **1.29** | 1.27 | | |
| 平均股東資金回報率 | Return on Average Shareholders' Funds | **16.6** | 13.3 | | |

*m = million (百萬)*

US$1.00 = HK$7.7738

# 五年集團財務概況
# Five Year Group Financial Summary

| 百萬港元 | HK$ million | 2000 | 2001 | 2002 | 2003 | **2004** |
|---|---|---|---|---|---|---|
| 股東資金 | Shareholders' Funds | 5,666 | 6,032 | 6,338 | 6,687 | **7,404** |
| 總存款 | Total Deposits | 48,236 | 48,597 | 50,102 | 77,477 | **84,395** |
| 客戶貸款 | Advances to Customers | 33,666 | 35,515 | 34,417 | 46,612 | **49,189** |
| 總資產 | Total Assets | 54,530 | 55,062 | 57,120 | 88,737 | **95,448** |
| 營業收入 | Operating Income | 2,011 | 1,880 | 1,838 | 2,031 | **2,434** |
| 營業支出 | Operating Expenses | 582 | 589 | 596 | 712 | **1,028** |
| 股東應得之溢利 | Profit Attributable to the Shareholders | 901 | 779 | 669 | 864 | **1,168** |
| 股息 | Dividends | 358 | 358 | 534 | 426 | **576** |
| **港元** | **HK$** | | | | | |
| 每股基本盈利 | Basic Earnings per Share | 3.07 | 2.65 | 2.28 | 2.94 | **3.97** |
| 每股現金盈利 | Cash Earnings per Share | 3.07 | 2.65 | 2.28 | 2.99 | **4.13** |
| 每股中期及末期股息 | Interim & Final Dividends per Share | 1.22 | 1.22 | 1.16 | 1.45 | **1.96** |
| 每股特別股息 | Special Dividend per Share | – | – | 0.66 | – | **–** |
| **百分率** | **Percentage** | | | | | |
| 貸存比率 | Loan to Deposit Ratio | 69.8 | 73.1 | 68.7 | 60.2 | **58.3** |
| 資本充足比率 | Capital Adequacy Ratio | 16.2 | 16.5 | 16.5 | 15.7 | **15.7** |
| 平均流動資金比率 | Average Liquidity Ratio | 44.3 | 45.3 | 42.4 | 49.0 | **49.1** |
| 成本與收入比率 | Cost to Income Ratio | 29.0 | 31.3 | 32.4 | 35.1 | **42.2** |
| 平均資產回報率 | Return on Average Assets | 1.72 | 1.42 | 1.19 | 1.27 | **1.29** |
| 平均股東資金回報率 | Return on Average Shareholders' Funds | 16.9 | 13.3 | 10.8 | 13.3 | **16.6** |

因二零零三年會計政策變更，二零零二年之數字經予重報。二零零零年及二零零一年之數字，因數額不多，故並無作出重報。

Figures for 2002 were restated due to changes in accounting policy in 2003. Figures for years 2000 and 2001 were not restated as the amounts were immaterial.

## 股東資金 / 資本充足比率
## Shareholders' Funds / Capital Adequacy Ratio



百萬港元
HK$ million
百分率
Percentage
10,000
8,000
6,000
4,000
2,000
25
20
15
10
5
00
01
02
03
04
股東資金 Shareholders' Funds
資本充足比率 Capital Adequacy Ratio


## 總資產 / 平均資產回報率
## Total Assets / Return on Average Assets



百萬港元
HK$ million
百分率
Percentage
100,000
80,000
60,000
40,000
20,000
2.0
1.6
1.2
0.8
0.4
00
01
02
03
04
總資產 Total Assets
平均資產回報率 Return on Average Assets


## 客戶貸款 / 總存款 / 貸存比率
## Advances to Customers / Total Deposits / Loan to Deposit Ratio



百萬港元
HK$ million
百分率
Percentage
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
80
60
40
20
00
01
02
03
04
客戶貸款 Advances to Customers
總存款 Total Deposits
貸存比率 Loan to Deposit Ratio


## 成本 / 收入 / 成本與收入比率
## Cost / Income / Cost to Income Ratio



百萬港元
HK$ million
百分率
Percentage
2,500
2,000
1,500
1,000
500
50
40
30
20
10
00
01
02
03
04
成本 Cost
收入 Income
成本與收入比率 Cost to Income Ratio

# 公司資料

**董事會**

***董事長***

馮鈺斌博士

***董事***

鄭漢鈞博士 GBS, JP *
劉漢銓太平紳士 GBS *
李國賢太平紳士*
董建成先生*
謝孝衍先生*（*於二零零四年十一月二十六日獲委任*）
Alan R Griffith先生 #
Kenneth A Lopian先生 #
古岸濤先生#
王家華先生
馮鈺聲先生
何志偉先生

***秘書***

何志偉先生

**行政委員會**

馮鈺斌博士
王家華先生
馮鈺聲先生

**審核委員會**

李國賢太平紳士
鄭漢鈞博士 GBS, JP
古岸濤先生
謝孝衍先生

**薪酬委員會**

鄭漢鈞博士 GBS, JP
李國賢太平紳士

* *獨立非執行董事*
\# *非執行董事*

**核數師**

畢馬威會計師事務所
香港執業會計師

**註冊辦事處**

香港皇后大道中一六一號
電話：(852) 2852-5111
圖文傳真：(852) 2541-0036
直線電報：HX73268
環球財務電訊：WIHBHKHH
電報：WIHANGBA
網址：www.whbhk.com

**股份上市**

香港聯合交易所

**股份登記處**

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓一九零一至五室

**美國預託證券託管銀行**

紐約銀行
電話：(212) 815-5822
傳真：(212) 571-3050
網址：www.adrbny.com

**美國紐約銀行集團成員**

**高級行政人員**

**管理委員會**

馮鈺斌博士
*董事長兼行政總裁*

王家華先生
*董事兼副行政總裁*

馮鈺聲先生
*董事兼高級總經理*

何志偉先生
*董事兼秘書*

馮建明先生
*總經理*

阮少智先生
*副總經理*
*財務管理處*

馮建偉先生
*副總經理*
*資訊科技處*

黃循球先生
*副總經理*
*零售銀行處*

梁超華先生
*副總經理*
*營運管理處*



**執行董事**

*由左至右：* 王家華先生
馮鈺聲先生
馮鈺斌博士
何志偉先生

## 執行董事

### 馮鈺斌博士

*董事長兼行政總裁*

57歲。一九七三年獲加拿大多倫多大學工商管理碩士學位，二零零一年獲香港理工大學頒授榮譽工商管理博士學位。一九七六年加入本銀行，並於一九八零年獲委任為董事。一九九二年三月獲委任為行政總裁，一九九六年四月獲委任為董事長兼行政總裁。現為本集團多間附屬公司董事長。一九八五年起任美麗華酒店企業有限公司董事。香港理工大學顧問委員會委員、多倫多大學(香港)基金有限公司主席及大學管理學系顧問委員會委員、旅遊業賠償基金管理委員會主席、香港銀行學會副會長及市區重建局規劃、拓展及文物保護委員會增選委員。本銀行已故創辦人馮堯敬先生之長子。

### 王家華先生

*副行政總裁*

53歲。一九七九年獲康乃爾大學工商管理碩士學位。於一九九九年六月加入本銀行並獲委任為董事及副行政總裁。同時為本銀行主要股東美國紐約銀行之總經理，擁有豐富之授信監管經驗。本銀行行政委員會、授信委員會及管理委員會成員。接受存款公司諮詢委員會委員。

### 馮鈺聲先生

*高級總經理*

55歲。獲加拿大渥太華卡頓大學文學士學位。一九七八年加入本銀行並於一九九二年獲委任為董事，本銀行行政委員會、授信委員會及管理委員會成員，並為集團多間附屬公司董事。香港肝壽基金董事局成員。本銀行已故創辦人馮堯敬先生之次子。

何志偉先生

*秘書及副總經理*

68歲。一九六一年獲加拿大麥基爾大學工程學士學位，一九七二年加入本銀行，並於一九九五年十月獲委任為董事。本銀行管理委員會及授信委員會成員，亦為本集團多間附屬公司董事及秘書。馮鈺斌先生之姐夫。

## 非執行董事

鄭漢鈞博士GBS, JP

77歲。天津大學工程學士，倫敦帝國學院榮譽院士，英國結構工程師學會資深會員及金獎章獲得者。曾任香港工程師學會會長，行政立法兩局議員，土地及建設諮詢委員會、交通諮詢委員會及香港房屋委員會主席，城市大學及公開大學校董會主席。現為天津發展控股有限公司、恆隆集團有限公司及恆隆地產有限公司獨立非執行董事。一九八七年加入本銀行董事會。

劉漢銓太平紳士GBS

57歲。擁有倫敦大學法律學士學位，為香港特別行政區高等法院律師、中國司法部委托公證人、國際公證人。劉漢銓律師行高級合夥人。二零零一年獲香港特別行政區政府頒授金紫荊星章勳銜。亦為中國人民政治協商會議全國委員會常務委員、市區重建局董事會成員及多間上市公司之非執行董事。一九九六年加入本銀行董事會。

李國賢太平紳士

77歲。新興集團主席。本銀行審核委員會主席。香港獅子會眼庫主席，香港聾人福利會主席，香港肝壽基金會長，香港大學校董。曾擔任國際獅子會三零三區總監及國際理事。一九九一年加入本銀行董事會。

董建成先生

62歲。東方海外(國際)有限公司主席及行政總裁。獲英國利物浦大學頒授理學學士學位及美國麻省理工學院頒發機械工程碩士學位。一九九三年至一九九五年為香港船東會主席。一九九九年至二零零一年出任香港總商會主席。滬杭甬高速公路有限公司、中國石油天然氣股份有限公司、中國銀行(香港)有限公司、泛華集團及裕民航運股份有限公司的獨立非執行董事；國泰航空有限公司獨立非常務董事；香港港口發展局成員。亦為海上教育學院基金主席，香港理工大學顧問委員會主席，喬治城大學外交事務學校校董。二零零四年一月加入本銀行董事會。

謝孝衍先生

57歲。英格蘭及威爾斯特許會計師公會及香港會計師公會資深會員，香港會計師公會前會長。一九七六年加入畢馬威會計師事務所，一九八四年成為其合夥人，並於二零零三年三月退休。一九九七年至二零零零年任畢馬威中國業務非執行主席及畢馬威中國事務委員會委員。二零零四年十一月加入本銀行董事會及審核委員會成員。

Alan R Griffith先生

63歲。獲Lafayette College文學士學位，一九七一年獲Baruch College工商管理碩士學位。美國紐約銀行副主席，專責國際銀行業務。一九九九年加入本銀行董事會。

Kenneth A Lopian先生

48歲。一九七九年獲美國斯克蘭頓大學理學學士學位，曾就讀於英國倫敦商學院。美國紐約銀行執行副總裁，專責亞太區、拉丁美洲及環球貿易融資服務。二零零二年三月加入本銀行董事會。

古岸濤先生

43歲。一九八二年獲英國University of Exeter文學士學位。一九八五年加入美國紐約銀行倫敦分行，曾在紐約接受信貸業務訓練及在香港、倫敦及東京擔任職務，現任美國紐約銀行香港分行總經理及北亞洲區業務主管。二零零三年十月加入本銀行董事會。



**馮鈺斌博士**
*董事長兼行政總裁*

香港經濟於二零零四年穩步復甦，首三季本地生產總值較去年平均實質增長百分之八點八，遠高於二零零三年同期百分之二點六之增長。「個人遊」計劃推出後，內地訪港旅客大增，刺激零售及旅遊業蓬勃發展。隨著經濟好轉，就業情況亦告改善，十二月失業率下降至百分之六點五，創二零零一年以來新低。儘管美國息率上調，但香港流動資金充裕，令短期港元利率維持於接近零之水平，商界信心恢復，加上低資金成本，皆有助樓市繼續復甦。

香港經濟普遍好轉，令銀行業受惠。第四季貸款需求強勁，刺激銀行業本年度之貸款增長百分之五點九。隨著樓價回升，以及失業率由二零零三年中期高位逐步下跌，資產質素得以改善，因此二零零四年之壞賬準備大幅減少。然而，由於競爭加劇及流動資金過剩，已對淨息差構成壓力。

**純利 / 平均股東資金回報率**


百萬港元
百分率
1,250
1,000
750
500
250
25
20
15
10
5
00
01
02
03
04
純利
平均股東資金回報率

**每股股息/每股基本盈利**


港元
4.2
3.6
3.0
2.4
1.8
1.2
0.6
00
01
02
03
04
每股股息
每股基本盈利

二零零四年永亨銀行繼續增長。集團在住宅樓宇按揭貸款、機械貸款以及中國及澳門等銀行業務均獲得理想資產增長。本集團亦繼續從收購浙江第一銀行(浙一)所帶來之協同效益中獲益。

永亨銀行本年度之股東應得溢利創新高，達港幣十一億六千八百萬元，較二零零三年度港幣八億六千三百九十萬元增長百分之三十五點二。綜合業績已包括浙一及其附屬公司全年業績。每股盈利增加百分之三十五點二至港幣三元九角七仙。董事會建議宣派末期股息每股港幣一元四角三仙，連同於二零零四年九月二十日已派中期股息港幣五角三仙，本年度股息總額為每股港幣一元九角六仙，較二零零三年增加百分之三十五點二。

本集團之平均資產回報率及平均股東資金回報率分別為百分之一點二九及百分之十六點六，而資本充足比率及平均流動資金比率分別為百分之十五點七及百分之四十九點一。

隨著立法會於二零零四年七月九日通過《永亨銀行有限公司(合併)條例草案》後，永亨銀行(永亨)與浙一已於二零零四年八月九日成功合併。全賴本集團之審慎策劃及執行，合併過程按進度順利進行。本集團於二零零四年已獲得重大收益及成本效益，有信心可於二零零五年底提早達致全部合併效益。

是次合併使分行網絡擴充，令本行成為更具實力及規模之銀行。集團現時於香港、澳門及深圳三地分別設有三十六間、十一間及一間分行。截至二零零四年十二月底，集團共聘用二千一百八十一名僱員。

展望未來，由於美國息率持續上調，二零零五年之經營環境將仍具挑戰。此外，鑑於資金流入香港之狀況不明朗，加上市場競爭激烈，息差於二零零五年將持續受壓。然而，隨著本地經濟繼續改善及資產市場蓬勃發展，貸款需求應會逐步增加。中國政府收緊政策將有助冷卻經濟，預期內地經濟將維持健康增長。至於毗鄰香港之澳門，其博彩業將吸引外資流入，故於二零零五年將繼續錄得雙位數字之經濟增長。

本集團將繼續透過精簡工序控制成本，同時擴闊服務費收入，並藉著向擴大後之客戶基礎交叉銷售產品，擴充客戶借貸業務。隨著永亨與浙一成功合併，本集團現擁有更大之業務平台應付業務增長。本集團亦將透過提供創新產品及優質服務，專注改進本身品牌。

為把握中國快速增長，本集團將會繼續於國內擴充業務。就此方面，本集團將於二零零五年三月在上海開設分行，並在北京增設代表辦事處，之後亦計劃將廣州代表辦事處升格為分行，進一步擴展本集團在國內之網絡。本集團在致力爭取增長之餘，亦深明成功關鍵在於審慎之借貸政策。

最後本人希望藉此機會對各同事們在充滿挑戰之時勢下努力不懈致意，對董事會成員的鼎力支持及指引，以及各客戶們對集團的信賴和支持，深感謝意。

*董事長兼行政總裁*

**馮鈺斌** 謹啟

香港 二零零五年三月十日


證券買賣佣金0.125%
永亨銀行

# 和諧合併 攜手共進



與浙江第一銀行合併已經為客戶帶來實際得益。擴大後的分行網絡讓客戶更方便地使用本行的產品與服務。加上規模擴大，營運效率亦得以大大提升。



**截至二零零四年十二月三十一日止年度，永亨銀行集團之股東應得溢利創新高，達港幣十一億六千八百萬元。**

## 財務回顧



至二零零四年十二月三十一日止年度，永亨銀行集團之股東應得溢利創新高，達港幣十一億六千八百萬元，較二零零三年度港幣八億六千三百九十萬元增長百分之三十五點二。每股盈利增加百分之三十五點二至港幣三元九角七仙，每股現金盈利則增加百分之三十八點三至港幣四元一角三仙。

由於收購浙一之全年影響，加上貸款量及財資業務增長，淨利息收入增加百分之十三點七至港幣十七億九千四百三十萬元。然而，受按揭重新訂價及浙一資產之較低息差影響，淨息差由百分之二點三一收窄至百分之一點九九。

由於證券買賣、外匯交易收入及財富管理服務錄得顯著增長以及反映收購浙一之全年效益，非利息收入增加百分之四十一點一至港幣六億四千零一十萬元。

本集團總營業收入增加百分之十九點八至港幣二十四億三千四百四十萬元。由於收購浙一之全年效益及商譽開支，集團成本與收入比率由百分之三十五點一增至百分之四十二點二。本集團深信，與浙一成功合併後，成本與收入比率將會隨著進一步整頓分行網絡及集中後勤與資訊運作達致成本經濟效益而改善。

由於樓價回穩、個人破產個案減少及整體經濟改善，呆壞賬準備減少百分之八十三點三至港幣五千四百四十萬元。於二零零四年，信用卡撇賬率佔信用卡應收賬之百分比由去年同期百分之七點九六下降至百分之二點四六。於二零零四年第四季，按全年基準計算之撇賬率下降至百分之一點一六。不履行貸款減少至港幣八億二千萬元，佔總貸款百分之一點六八。

由於本地貸款如住宅樓宇按揭貸款及機械貸款以及集團在香港境外之中國與澳門貸款業務錄得理想增長，客戶總貸款額增加百分之五點五至港幣四百九十一億九千萬元。

總存款增加百分之八點九至港幣八百四十三億九千萬元，客戶存款增加百分之八點九至港幣七百八十五億七千萬元，反映外幣存款以及港元活期及儲蓄存款均有所增長。本集團於合併後品牌知名度提高，分行網絡擴闊令存戶更方便，加上成功推廣以高收入客戶為目標之永亨尊貴理財概念，皆有助推高存款增長。

## 業務回顧

### 零售銀行業務

零售銀行業務之除税前盈利較二零零三年增加百分之四十一點八，增幅主要由於呆壞賬準備減少及財富管理業務強勁增長所致。

樓市於二零零四年繼續復甦，住宅及商用樓價均顯著上升。然而，儘管一手及二手市場銷售活躍，物業貸款之增長截至第四季仍然呆滯。住宅樓宇按揭貸款增長百分之十一點一，佔貸款組合百分之二十八點二。永亨銀行不採取以低價爭取市場佔有率之策略，反而透過推出九成半按揭計劃等新按揭產品吸引住宅樓宇買家。

年內本行於重組分行方面取得進一步進展。五間結業的分行，與鄰近分行合併，並未對客戶構成不便。集團計劃於黃金地點開設三至四間新分行，並繼續翻新現有分行。於二零零五年一月底，香港分行數目維持於三十六間。

香港業務競爭激烈，繼續由中國內地業務增長所補足，二零零四年之住宅樓宇按揭貸款增加百分之七十三點二。儘管中央政府以行政措施壓抑信貸增長，加上標準借貸及存款利率於十月上調，樓價仍然上升。雖然部分大城市有樓市過熱之風險，本集團已透過主要服務香港居民購買自住居所以減低風險。

### 消費信貸

永亨信用財務在香港消費信貸業務為知名的財務公司，繼續透過十四間分行提供全面的借貸產品。該附屬公司善用本行經擴充之分行網絡，增加個人借貸產品銷售點，於沙田及新蒲崗再開設兩間分行。年內，永亨信用財務之借貸組合大幅增加，全賴推廣活動成功及多項產品極具創意，例如為尊貴客戶提供「免息」個人貸款的「免息貸款」計劃。

鑑於香港個人破產數字及呆壞賬比率下降，本行已審慎加快信用卡業務之發展步伐。隨着集團推廣活動成功及計劃極具創意，吸引信貸狀況穩健之客戶，應收賬增加百分之九點九至港幣三億五千八百六十萬元。截至二零零四年十二月三十一日止年度，信用卡撇賬率維持於百分之二點四六，部分已反映本行所採取的審慎信貸審批措施。

**貸款組合**


18%
5%
3%
11%
28%
19%

- ○ 股票有關之貸款
- ○ 個人放款
- ○ 住宅樓宇按揭
- ● 居者有其屋及私人參與建屋計劃
- ◉ 貿易融資
- ○ 非本地貸款
- ○ 企業放款
- ○ 商業
- ● 物業發展及投資

### 汽車及機械貸款

永亨財務有限公司繼續為香港及國內中小型企業提供貸款服務。公司把握向浙一中小企客戶交叉銷售之機會，令汽車及機械貸款業務顯著增長。年內，公司於此方面之貸款資產增加百分之十九點六。

### 財富管理、保險及股票買賣

為配合客戶與日俱增之財富管理服務需求及要求，本行為存戶提供多項高回報的存款及投資服務。年內，集團推出一系列單位信託基金、微型債券、可提早贖回零售存款證及證券票據等投資工具產品。透過本行售出的單位信託基金及債券總數超逾港幣十八億一千七百萬元。

為繼續提高客戶忠誠度，集團已積極採取措施，不斷提升服務質素。針對擁有較高存款客戶而設之尊貴理財服務反應理想，集團將繼續將焦點集中於高收入客戶。目前，三間財富管理中心分別位於中環及沙田，其他新中心將於二零零五年在主要地點開幕。

我們承諾繼續提供多途徑一站式服務，以配合不斷擴大之客戶群的不同財務需求。集團推出之服務組合及禮品獎賞等宣傳活動均深受客戶歡迎，有助擴闊客戶基礎。

### 永亨保險

二零零四年，集團透過永亨保險代理、永亨保險顧問及永亨蘇黎世保險有限公司綜合提供一般保險、人壽及強制性公積金服務，繼續取得理想成績。集團成功整合浙一的保險業務及運作，提供更佳保險服務，贏盡客戶信心。集團加緊國內擴充計劃，預期深圳分行將於二零零五年首季獲授保險代理牌照，讓旗下保險業務得以擴展至服務國內客戶。

### 永亨證券

本行證券業務永亨證券之股票服務費錄得百分之三十六點六的可觀升幅，部分原因為市況上揚帶動零售投資者積極參與。

**存款組合**


48%
外幣存款
52%
港元存款


定期存款
13%
短期存款
21%
儲蓄存款

### 企業銀行

企業銀行業務之除税前盈利增加百分之七十二點四，原因為呆壞賬準備減少所致。本行繼續積極參與政府中小企業信貸保證計劃，並計劃以於國內開設新業務之香港客戶為對象。企業融資處與深圳分行攜手合作，為業務遷往中國之香港製造商提供融資服務之餘，亦為分散投資至內地之香港地產商提供項目融資。

中國經濟的強勁增長及「更緊密經貿關係安排」落實後，繼續吸引了不少香港投資者往國內投資，因而為銀行提供不少貸款機會。永亨銀行於二零零四年獲中國人民銀行批准與國內企業經營人民幣業務。隨著獲准經營人民幣借貸業務，集團得以擴闊於國內銀行業務範疇，並可為現有客戶及準客戶提供更佳服務。集團將於二零零五年三月開設上海分行及北京代表辦事處，並將廣州代表辦事處升格為分行，以進一步擴充國內網絡。

**為把握中國快速增長，本集團將會繼續於中國擴充業務，將於三月在上海開設分行，於北京增設代表辦事處。**

### 財資業務

集團透過提升過剩資金的回報率，使本行財資業務的扣除準備金前之營業溢利上升百分之八點五二，部分原因由於透過將淅一的過剩資金投放於高投資等級債券及債務證券所致。本行繼續拓展財資業務，務求有效及審慎地投資過剩資金。

### 澳門永亨

澳門業務方面，澳門永亨銀行在當地經濟錄得雙位數字增長帶動下繼續表現卓越。訪澳旅客絡繹不絕，令第三季澳門本地生產總值較去年實質增長百分之二十一點七。澳門永亨銀行溢利增長百分之八點六至澳門幣一億四千六百萬元，貸款及存款分別穩步增加百分之九點三及百分之八點五，淨利息收入微升百分之零點六，服務費收入則增加百分之二十二點一。

董事會謹將截至二零零四年十二月三十一日止之年度營業報告及已審核之賬目送呈各股東省覽。

## 主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

本銀行及其附屬公司之主要業務及地區劃分之業務分析載於賬目附註三十一。

## 業績

截至二零零四年十二月三十一日止年度之集團盈利載於本年報第四十六頁內，有關已派發或建議派發之股息載於賬目附註八。

## 主要客戶

董事會認為本集團五位最大客戶佔本集團總收入少於百分之三十。

## 固定資產

本集團及本銀行於本年度內之固定資產變動狀況載於賬目附註二十一。

## 股本及儲備

本集團及本銀行於本年度內之股本及儲備變動狀況載於賬目附註二十七及二十八。

## 審核委員會

本銀行審核委員會於一九九二年成立。該委員會每年舉行三次會議，成員名單刊於本年報第八頁。謝孝衍先生於二零零四年十一月二十六日獲委任為審核委員會成員。本銀行每位審核委員會成員於截至二零零四年十二月三十一日止年度內，各收取港幣五萬元酬金。

審核委員會須向董事會負責而其主要責任包括審查本銀行的財務報告及內部監控運作。

## 董事提名委員會

董事提名委員會於二零零二年十二月成立，成員包括三名獨立非執行董事，鄭漢鈞博士、劉漢銓太平紳士及李國賢太平紳士。

該委員會負責向董事會提出建議委任本銀行董事、行政總裁、副行政總裁及總經理之位。

## 薪酬委員會

薪酬委員會於一九九五年成立。該委員會每年舉行一次會議，評估及批准本銀行行政總裁之薪酬及福利，成員名單刊於本年報第八頁。

## 慈善捐款

本年度內本集團對各項慈善機構之捐款約為港幣四十萬零七千元。此外，於二零零四年本集團向多間慈善機構提供服務，涉及之費用約港幣八萬二千元。

## 董事

於本年報通過日董事會各同寅之芳名請參閱本年報第八頁。

何子珍先生於二零零四年四月二十二日股東週年大會舉行後告退。董事會對何先生任內之貢獻表示深切謝意。

謝孝衍先生於二零零四年十一月二十六日獲委任為本銀行董事，並將於應屆股東週年大會中告退，但可再選復任。董事鄭漢鈞博士、Kenneth A Lopian先生及何志偉先生依照註冊章程均應告退，但可再選復任。

本銀行已收到各獨立非執行董事根據香港聯合交易所有限公司之證券上市規則(「上市規則」)第3.13條之規定就其獨立性每年作出之確認，並且仍然認為該等董事確屬獨立人士。

### 獨立非執行董事袍金

本銀行每位獨立非執行董事於截至二零零四年十二月三十一日之年度內，各收取董事袍金港幣十萬元正。

### 主要股東權益

本銀行根據證券及期貨條例第336條而設之主要股東權益及淡倉登記冊，除披露於董事及行政總裁權益項下，各主要股東於二零零四年十二月三十一日持有本銀行股份及相關股份之權益如下：

| 姓名 | 所持股數 |
|---|---|
| Aberdeen Asset Management Asia Limited | 27,775,500 |
| BNY International Financing Corporation | (1) 59,350,000 |
| 美國紐約銀行 | (1) 59,350,000 |
| 美國紐約銀行集團 | (1) 59,350,000 |
| Cayman International Trust Company Limited | (2) 24,098,400 |
| 永亨銀行(代理人)有限公司 | (2) 23,378,400 |
| YKF Trustee Holding Inc. | (2 & 4) 24,098,400 |
| 保定有限公司 | (3 & 4) 24,156,000 |
| GZ Trust Corporation | (3) 24,156,000 |
| Tessel Inc. | (4) 10,639,200 |

(1) BNY International Financing Corporation 為美國紐約銀行的全資附屬公司。美國紐約銀行為美國紐約銀行集團的全資附屬公司。

(2) Cayman International Trust Company Limited 是YKF Trustee Holding Inc.的受託人。永亨銀行(代理人)有限公司是YKF Trustee Holding Inc.之股份登記持有人。

(3) 保定有限公司為GZ Trust Corporation全資擁有的公司。

(4) 全部股份由公司持有，馮鈺斌先生、馮鈺聲先生、何志偉夫人及其他人士為合資格之受益人。

根據一項於一九九六年八月二十二日訂立之股東協議，BNY International Financing Corporation、馮鈺斌先生、馮鈺聲先生、保定有限公司、YKF Trustee Holding Inc.及泰華置業有限公司同意保留本銀行已發行股份合共百分之三十七點五之聯合控制權。根據證券及期貨條例第XV部分，以上各股東各自被視為於110,216,438 股本銀行股份中擁有權益。

上述全部權益均為長盤。根據本銀行依照證券及期貨條例第336條而設之主要股東權益及淡倉登記冊，於二零零四年十二月三十一日，並無淡倉紀錄。

### 董事及行政總裁權益

本銀行根據證券及期貨條例第352條而設之董事及行政總裁權益及淡倉登記冊，各董事及行政總裁於二零零四年十二月三十一日持有本銀行及各相聯法團之股份、股本衍生工具及債券之權益(依照證券及期貨條例第XV部份之釋義)如下：

| | 所持股數 | | | | | | |
|---|---|---|---|---|---|---|---|
| 姓名 | 個人 | 家庭 | 認股權 | 獎賞 | 其他 | | 合計 |
| 馮鈺斌 | 2,982,000 | – | 180,000 | 200,000 | – | (1, 2 & 4) | 3,362,000 |
| 王家華 | – | – | 140,000 | 125,000 | – | (1 & 2) | 265,000 |
| 馮鈺聲 | 3,000,000 | 60,000 | 140,000 | 100,000 | – | (1, 2 & 4) | 3,300,000 |
| 何志偉 | 124,000 | 60,000 | 140,000 | 10,000 | – | (1 & 2) | 334,000 |
| 李國賢 | – | – | – | – | 1,394,664 | (3) | 1,394,664 |
| 劉漢銓 | 71,500 | – | – | – | – | | 71,500 |

附註：

(1) 董事會議決根據一九九三年六月九日及二零零三年四月二十四日通過之認股權計劃，授予董事及行政人員認股權，下列董事經接納下列認股權：

| 姓名 | 授予認股權之股份數目 | 授予日期 | 行使期間 由 | 行使期間 至 | 認購價 港元 |
|---|---|---|---|---|---|
| 馮鈺斌 | 50,000 | 10/03/2001 | 10/03/2002 | 10/03/2011 | 23.60 |
| | 40,000 | 15/03/2002 | 15/03/2003 | 15/03/2012 | 26.30 |
| | 40,000 | 14/03/2003 | 14/03/2004 | 14/03/2013 | 26.50 |
| | 50,000 | 21/05/2004 | 21/05/2005 | 21/05/2014 | 43.80 |
| 王家華 | 40,000 | 10/03/2001 | 10/03/2002 | 10/03/2011 | 23.60 |
| | 30,000 | 15/03/2002 | 15/03/2003 | 15/03/2012 | 26.30 |
| | 30,000 | 14/03/2003 | 14/03/2004 | 14/03/2013 | 26.50 |
| | 40,000 | 21/05/2004 | 21/05/2005 | 21/05/2014 | 43.80 |
| 馮鈺聲 | 40,000 | 10/03/2001 | 10/03/2002 | 10/03/2011 | 23.60 |
| | 30,000 | 15/03/2002 | 15/03/2003 | 15/03/2012 | 26.30 |
| | 30,000 | 14/03/2003 | 14/03/2004 | 14/03/2013 | 26.50 |
| | 40,000 | 21/05/2004 | 21/05/2005 | 21/05/2014 | 43.80 |
| 何志偉 | 40,000 | 10/03/2001 | 10/03/2002 | 10/03/2011 | 23.60 |
| | 30,000 | 15/03/2002 | 15/03/2003 | 15/03/2012 | 26.30 |
| | 30,000 | 14/03/2003 | 14/03/2004 | 14/03/2013 | 26.50 |
| | 40,000 | 21/05/2004 | 21/05/2005 | 21/05/2014 | 43.80 |

(2) 董事會議決根據二零零四年四月二十二日通過之僱員獎勵計劃，授予董事及行政人員獎賞，下列董事經接納下列獎賞：

| 姓名 | 授予獎賞之股份數目 | 授予日期 | 有效期間 由 | 有效期間 至 | 獎賞購入價 港元 |
|---|---|---|---|---|---|
| 馮鈺斌 | 200,000 | 21/05/2004 | 21/05/2010 | 21/05/2014 | 1.00 |
| 王家華 | 125,000 | 21/05/2004 | 21/05/2010 | 21/05/2014 | 1.00 |
| 馮鈺聲 | 100,000 | 21/05/2004 | 21/05/2010 | 21/05/2014 | 1.00 |
| 何志偉 | 10,000 | 21/05/2004 | 21/05/2010 | 21/05/2014 | 1.00 |

(3) 其中1,160,500股由家族信託基金持有，而合資格之受益人為李國賢夫人。此外，該家族信託基金於年內購入股票掛鈎票據，因而被視為於234,164股本銀行股份中擁有權益。

(4) 馮鈺斌先生及馮鈺聲先生所持有之全部股份及認股權已包括於上述主要股東權益所述股東協議之110,216,438股內。

除上文所述外，於二零零四年十二月三十一日，根據證券及期貨條例第XV部分，各董事、行政總裁及其有關人仕概無於本銀行及其相聯法團之股本中佔有其他實質權益。

上述全部權益均為長盤。根據本銀行依照證券及期貨條例第352條而設之董事及行政總裁權益及淡倉登記冊，於二零零四年十二月三十一日，並無淡倉紀錄。

## 認股權計劃

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。根據認股權計劃可予發行的股份數目最多不得超過本銀行於批准通過該計劃時已發行股本百分之五。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司(「聯交所」)之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為下列兩者中的較高者：

(i) 股份於授予日在聯交所之收市價，該日必須為營業日，及

(ii) 股份於授予日前五個營業日在聯交所的平均收市價。

認股權於行使前必須持有最少一年，並可於授予日的第一週年至第十週年期間行使，接受認股權須付港幣一元，該認股權計劃已於二零零三年四月二十四日終止，並由一新認股權計劃取代。此新認股權計劃為期十年，其修改並符合上市條例第十七條。

根據新的認股權計劃可予發行的股份數目最多不得超過本銀行於批准通過該計劃時已發行股本百分之五。於二零零四年十二月三十一日，根據新的認股權計劃可予發行之普通股為14,143,000股或佔本銀行已發行股本百分之四點八。

於二零零四年十二月三十一日，本銀行之董事及僱員持有本銀行股份認股權之權益如下(二零零四年十二月三十一日每股市值為港幣54.50元)。

| | **股份數目 31/12/2004** | 股份數目 31/12/2003 | 授予日期 | 已行使之股份數目 | 已失效之股份數目 | 認購價 | 認股權授予日之每股市值 | 股份於行使前一日之每股加權平均收市價 |
|---|---|---|---|---|---|---|---|---|
| | | | | | | 港元 | 港元 | 港元 |
| **董事** | | | | | | | | |
| 馮鈺斌 | **50,000** | 50,000 | 10/03/2001 | – | – | 23.60 | 29.00 | – |
| | **40,000** | 40,000 | 15/03/2002 | – | – | 26.30 | 26.30 | – |
| | **40,000** | 40,000 | 14/03/2003 | – | – | 26.50 | 26.50 | – |
| | **50,000** | – | 21/05/2004 | – | – | 43.80 | 43.80 | – |
| 王家華 | **40,000** | 40,000 | 10/03/2001 | – | – | 23.60 | 29.00 | – |
| | **30,000** | 30,000 | 15/03/2002 | – | – | 26.30 | 26.30 | – |
| | **30,000** | 30,000 | 14/03/2003 | – | – | 26.50 | 26.50 | – |
| | **40,000** | – | 21/05/2004 | – | – | 43.80 | 43.80 | – |
| 馮鈺聲 | **40,000** | 40,000 | 10/03/2001 | – | – | 23.60 | 29.00 | – |
| | **30,000** | 30,000 | 15/03/2002 | – | – | 26.30 | 26.30 | – |
| | **30,000** | 30,000 | 14/03/2003 | – | – | 26.50 | 26.50 | – |
| | **40,000** | – | 21/05/2004 | – | – | 43.80 | 43.80 | – |
| 何志偉 | **40,000** | 40,000 | 10/03/2001 | – | – | 23.60 | 29.00 | – |
| | **30,000** | 30,000 | 15/03/2002 | – | – | 26.30 | 26.30 | – |
| | **30,000** | 30,000 | 14/03/2003 | – | – | 26.50 | 26.50 | – |
| | **40,000** | – | 21/05/2004 | – | – | 43.80 | 43.80 | – |
| **其他僱員** | **60,000** | 90,000 | 10/03/2001 | 30,000 | – | 23.60 | 29.00 | 54.50 |
| | **40,000** | 60,000 | 15/03/2002 | 20,000 | – | 26.30 | 26.30 | 55.00 |
| | **80,000** | 160,000 | 14/01/2003 | 80,000 | – | 25.80 | 25.70 | 52.70 |
| | **325,000** | – | 21/05/2004 | – | 40,000 | 43.80 | 43.80 | – |
| | **1,105,000** | 740,000 | | 130,000 | 40,000 | | | |

已授出之認股權未行使前不會在賬目列賬。二零零四年五月二十一日所授予認股權之價值乃採用柏力克－舒爾斯期權價格模式估計，於授予日為港幣15.94元。該項估計採用以下之數據：

| | 二零零四年五月二十一日<br>授予之認股權 |
|---|---|
| 無風險利率（百分率） | 4.69 |
| 預期有效年期（年） | 10.0 |
| 波幅（百分率） | 38.38 |
| 預期股息率（百分率） | 3.14 |

柏力克－舒爾斯期權價格模式的設計旨在評估並無授出限制，並且可以自由轉讓之買賣期權之公平價值。此外該期權之價格模式採用了非常主觀的假設數據，其中包括預期之股價波幅。由於本銀行之認股權的特性與其他買賣期權有莫大分別，再加上主觀假設數據之改變對公平價值的估計有重大影響，故此柏力克－舒爾斯期權價格模式不一定能對該認股權之公平價值提供可靠的量度準則。

**僱員獎勵計劃**

二零零四年，一項新僱員獎勵計劃獲得批准。根據已批准之僱員獎賞計劃，董事會獲授權可決定給予行政人員獎賞以購入本銀行股份，作為挽留彼等繼續為本集團效力之獎勵，根據僱員獎勵計劃於二零零四年四月二十二日獲通過後五年內，可予發行的股份獎賞數目最多不得超過本銀行不時已發行股本百分之一。獎賞於授出日期起計第六週年至第十週年，按以下之百分比生效。

| 日期 | 獎賞生效之百分比 |
|---|---|
| 授出日期起計六週年 | 5% |
| 授出日期起計七週年 | 10% |
| 授出日期起計八週年 | 15% |
| 授出日期起計九週年 | 20% |
| 授出日期起計十週年 | 50% |

本集團根據此項獎勵計劃以無代價授予若干僱員獎賞，以購入本銀行股份。股份將根據獎賞按每股面值港幣1元購入。獎賞之公平價值以授出日計算，並在獎賞授出日與生效期內於損益賬扣除及撥入股東資金內。獎賞未生效期內所派發相等於股息之現金，將以花紅支出按應計基準於損益賬扣除。

於二零零四年十二月三十一日，本銀行董事及僱員持有本銀行獎賞可購入本銀行之股份如下。

| | **獎賞數目<br>31/12/2004** | 授予日期 | 獎賞授予日之公平價值 |
|---|---|---|---|
| | | | 港元 |
| **董事** | | | |
| 馮鈺斌 | **200,000** | 21/05/2004 | 42.80 |
| 王家華 | **125,000** | 21/05/2004 | 42.80 |
| 馮鈺聲 | **100,000** | 21/05/2004 | 42.80 |
| 何志偉 | **10,000** | 21/05/2004 | 42.80 |
| **其他僱員** | **60,000** | 21/05/2004 | 42.80 |
| | **495,000** | | |

**董事合約權益**

本年度末或本年度內本銀行或其附屬公司並無訂立使其董事享有權益之重要合約。

除上述之認股權計劃及僱員獎勵計劃外，本年內本銀行或其附屬公司從未簽訂任何合約致使本銀行各董事因取得本銀行或其他法人團體之股份或債券而獲益。

各董事並未與本銀行簽訂任何服務合約。

**購買、出售或贖回上市證券**

截至二零零四年十二月三十一日止年度內，本銀行或其任何附屬公司並無購買、出售或贖回本銀行之上市證券。

**符合最佳應用守則**

除卻非執行董事之任期沒有訂定外，本銀行於年內已遵照聯交所上市規則附錄十四所載最佳應用守則之指引。

**符合「本地註冊認可機構披露財務資料」之要求**

本年度之賬目已經完全遵照香港金融管理局發出之監管政策手冊「本地註冊認可機構披露財務資料」所載的要求而編製。

**董事進行證券交易的標準守則**

本銀行已採納上市規則附錄十「上市發行人董事進行證券交易的標準守則」(「標準守則」)所載有關董事買賣本銀行股份之守則以供彼等遵守。截至二零零四年十二月三十一日止之年度內，董事已遵守標準守則所載之規定。

**核數師**

賬目經由畢馬威會計師事務所審核。

在即將舉行的股東週年大會上，將提請復聘畢馬威會計師事務所為本銀行核數師。

承董事會命

*董事長兼行政總裁*
**馮鈺斌** 謹啟

香港 二零零五年三月十日

# Corporate Information

**Board of Directors**

***Chairman***

Dr Patrick Y B Fung

***Directors***

Dr Cheng Hon Kwan, GBS, JP*
The Hon Ambrose H C Lau, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Tung Chee Chen*
Mr Aloysius H Y Tse*
*(appointed on 26th November, 2004)*
Mr Alan R Griffith#
Mr Kenneth A Lopian#
Mr Andrew M Gordon#
Mr Frank J Wang
Mr Michael Y S Fung
Mr Louis C W Ho

***Secretary***

Mr Louis C W Ho

**Executive Committee**

Dr Patrick Y B Fung
Mr Frank J Wang
Mr Michael Y S Fung

**Audit Committee**

Mr Simon K Y Lee, JP
Dr Cheng Hon Kwan, GBS, JP
Mr Andrew M Gordon
Mr Aloysius H Y Tse

**Compensation Committee**

Dr Cheng Hon Kwan, GBS, JP
Mr Simon K Y Lee, JP

* *Independent non-executive directors*
# *Non-executive directors*

**Auditors**

KPMG
Certified Public Accountants

**Registered Office**

161 Queen's Road Central
Hong Kong
Telephone: (852) 2852-5111
Fax: (852) 2541-0036
Telex: HX73268
SWIFT: WIHBHKHH
Cable: WIHANGBA
Website: www.whbhk.com

**Share Listing**

The Stock Exchange of Hong Kong Limited

**Share Registrars**

Computershare Hong Kong Investor Services Limited
Rooms 1901-5, 19/F.
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

**ADR Depository Bank**

The Bank of New York
Telephone: (212) 815-5822
Fax: (212) 571-3050
Website: www.adrbny.com

**Affiliated with The Bank of New York Group**

**Senior Executives**

**Management Committee**

Dr Patrick Y B Fung
*Chairman and Chief Executive*

Mr Frank J Wang
*Director and*
*Deputy Chief Executive*

Mr Michael Y S Fung
*Director and Senior*
*General Manager*

Mr Louis C W Ho
*Director and Secretary*

Mr David K M Fung
MBA, DBA
*General Manager*

Mr Stanley S C Yuen
CPA, FCCA
*Deputy General Manager*
*Financial Management Division*

Mr Fung Kin Wai
MBA
*Deputy General Manager*
*Information Technology Division*

Mr Stephen C K Wong
*Deputy General Manager*
*Retail Banking Division*

Mr Stephen C W Leung
MBA, CA
*Deputy General Manager*
*Operations Division*



***Executive Directors***
*From left to right:*
**Mr Frank J Wang**
**Mr Michael Y S Fung**
**Dr Patrick Y B Fung**
**Mr Louis C W Ho**

## Executive Directors

### Dr Patrick Y B Fung
***Chairman and Chief Executive***

Aged 57. Obtained MBA degree from University of Toronto in 1973, and awarded Honorary Doctor of Business Administration by The Hong Kong Polytechnic University in 2001. Joined the Bank in 1976 and appointed a Director in 1980. Appointed Chief Executive in March 1992, Chairman and Chief Executive in April 1996. Chairman of numerous subsidiaries within the Group. A Director of Miramar Hotel and Investment Company Limited since 1985. A member of the Court of The Hong Kong Polytechnic University. Chairman of University of Toronto (Hong Kong) Foundation and a member of the Dean's Advisory Council of the Faculty of Management, University of Toronto. Chairman of the Travel Industry Compensation Fund Management Board. A Vice President of the Hong Kong Institute of Bankers. A co-opt member of Planning, Development and Conservation Committee of Urban Renewal Authority. Son of the late Mr Y K Fung, founder of the Bank.

### Mr Frank J Wang
***Deputy Chief Executive***

Aged 53. Obtained MBA degree from Cornell University in 1979. Joined the Bank and appointed a Director and Deputy Chief Executive in June 1999. Concurrently a Managing Director of The Bank of New York, a substantial shareholder of the Bank. Has extensive credit control experience. A member of the Executive Committee, Credit Committee and Management Committee of the Bank. A member of Deposit Taking Company Advisory Committee.

### Mr Michael Y S Fung
***Senior General Manager***

Aged 55. Obtained BA degree from Carlton University in Ottawa, Canada. Joined the Bank in 1978 and appointed a Director in 1992. A member of the Executive Committee, Credit Committee and Management Committee of the Bank and a Director of numerous subsidiaries within the Group. A council member of The Hong Kong Liver Foundation. Son of the late Mr Y K Fung, founder of the Bank.

### Mr Louis C W Ho

***Secretary and Deputy General Manager***

Aged 68. Obtained an engineering degree from McGill University in 1961. Joined the Bank in 1972 and appointed a Director in October 1995. A member of the Management Committee and Credit Committee of the Bank and a Director and Secretary of numerous subsidiaries within the Group. Brother-in-law of Mr Patrick Y B Fung.

## Non-Executive Directors

### Dr Cheng Hon Kwan, GBS, JP

Aged 77. Bachelor of Science in Engineering from Tianjin University and Fellow of Imperial College London. Past President of The Hong Kong Institution of Engineers. Fellow and Gold Medallist of The Institution of Structural Engineers. Former Member of Executive and Legislative Councils. Past Chairman of Land and Building Advisory Committee, Transport Advisory Committee, Hong Kong Housing Authority, Councils of City University and Open University of Hong Kong. Currently, Independent Non-Executive Director of Tianjin Development Holdings Limited, Hang Lung Group Limited and Hang Lung Properties Limited. Joined the Board of the Bank in 1987.

### The Hon Ambrose H C Lau, GBS, JP

Aged 57. Obtained LL.B degree from the University of London and is a Solicitor of the High Court of the HKSAR, a China-Appointed Attesting Officer and a Notary Public. The Senior Partner of Messrs Chu and Lau, Solicitors and Notaries. Awarded "Gold Bauhinia Star" by the HKSAR Government in 2001. A Standing Committee member of the National Committee of the Chinese People's Political Consultative Conference and a member of the Board of the Urban Renewal Authority and a Non-executive Director of several listed companies. Joined the Board of the Bank in 1996.

### Mr Simon K Y Lee, JP

Aged 77. Chairman of Sun Hing Group of Companies. Chairman of the Audit Committee of the Bank. President of the Lions Eye Bank of Hong Kong. President of the Hong Kong Society for the Deaf. Chairman of the Hong Kong Liver Foundation. A member of the Court of the University of Hong Kong. Past District Governor of Lions District 303 and Past International Director of Lions Clubs International. Joined the Board of the Bank in 1991.

### Mr Tung Chee Chen

Aged 62. Chairman and Chief Executive Officer of Orient Overseas (International) Limited ("OOIL"). Obtained Bachelor of Science degree from the University of Liverpool, England, and acquired a Master's degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. Chairman of Hong Kong Shipowner's Association between 1993 and 1995. Chairman of the Hong Kong General Chamber of Commerce between 1999 and 2001; an Independent Non-executive Director of Zhejiang Expressway Co. Ltd., PetroChina Co. Ltd., Bank of China (Hong Kong) Ltd., Global China Group Holdings Ltd, U-Ming Marine Transport Corporation and Cathay Pacific Airways Limited; a member of the Hong Kong Port Development Council. Chairman of the Institute for Shipboard Education Foundation; Chairman of the Court of The Hong Kong Polytechnic University; a member of Board of Visitors of the School of Foreign Service, Georgetown University. Joined the Board of the Bank in January 2004.

### Mr Aloysius H Y Tse

Aged 57. A Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). A past president of the HKICPA. Joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Non-executive Chairman of KPMG's operations in the PRC and a member of the KPMG China Advisory Board from 1997 to 2000. Joined the Board of the Bank in November 2004 and a member of the Audit Committee of the Bank.

### Mr Alan R Griffith

Aged 63. Obtained a BA degree from Lafayette College and a MBA degree from Baruch College in 1971. Vice Chairman of The Bank of New York and is responsible for its international banking sector. Joined the Board of the Bank in 1999.

### Mr Kenneth A Lopian

Aged 48. Obtained a BS degree from the University of Scranton in 1979 and also attended The London Business School. Executive Vice President of The Bank of New York with responsibilities for Asia-Pacific, Latin America and Global Trade Financial Services. Joined the Board of the Bank in March 2002.

### Mr Andrew M Gordon

Aged 43. Obtained BA degree from the University of Exeter, England in 1982. First joined The Bank of New York in 1985 in London and received credit training in New York. Has taken on assignments in Hong Kong, London, Tokyo and now Hong Kong as General Manager of the Hong Kong Branch, and head of North Asia Division of The Bank of New York. Joined the Board of the Bank in October 2003.



**Dr. Patrick Y B Fung**
*Chairman & Chief Executive*

2004 saw a steady recovery of the Hong Kong economy. GDP grew by an average of 8.8 percent in real terms in the first three quarters over a year earlier, significantly higher than the 2.6 percent growth in the same period of 2003. Retail sales and tourism were boosted by the influx of mainland visitors under the "individual visit" scheme. Labor market conditions improved in tandem with the economic upturn and the unemployment rate fell to 6.5% in December, its lowest level since 2001. Renewed business confidence and the low cost of funds fueled the continuing recovery of the property market as abundant liquidity drove short-term Hong Kong dollar interest rates to near zero levels despite higher US interest rates.

The general improvement in the Hong Kong economy benefited the banking industry. Strong loan demand in the 4th quarter boosted loan growth for the sector to 5.9% for the year. Asset quality improved as property prices rebounded and the unemployment rate fell steadily from its peak in the middle of 2003. Consequently, bad debt charges reduced significantly in 2004. The net interest margin, however, was under pressure due to increased competition and excess liquidity.

**Net Profit / Return on Average Shareholders' Funds**


HK$ million
Percentage
1,250
1,000
750
500
250
25
20
15
10
5
00
01
02
03
04
Net Profit
Return on Average Shareholders' Funds


Dividends per share /
Basic earnings per share
HK$
4.2
3.6
3.0
2.4
1.8
1.2
0.6
00
01
02
03
04
Dividends per share
Basic earnings per share

Wing Hang Bank continued to grow in 2004. We were able to achieve satisfactory asset growth in areas such as residential mortgages, equipment financings as well as in the Group's China and Macau operations. We continued to extract synergies from the acquisition of Chekiang First Bank ("CFB").

Wing Hang Bank achieved a new record in profit attributable to shareholders of HK$1,168.0 million for the year, an increase of 35.2 percent when compared to HK$863.9 million achieved in 2003. The consolidated results incorporate the full year results of CFB and its subsidiaries. Earnings per share increased by 35.2 percent to HK$3.97. The Board has recommended a final dividend of HK$1.43 per share. Together with the interim dividend of HK$0.53 paid on 20th September, 2004, total dividends for the year amounted to HK$1.96 per share, an increase of 35.2 percent over 2003.

Return on average assets and average shareholders' funds stood at 1.29 percent and 16.6 percent respectively, while the Group's capital adequacy ratio and average liquidity ratio were at 15.7 percent and 49.1 percent respectively.

Following the passage of the Wing Hang Bank, Limited (Merger) Bill by the Legislative Council on 9th July, 2004, Wing Hang Bank and CFB have been successfully integrated on 9th August, 2004. Integration has been seamless and on schedule due to careful planning and execution. Substantial revenue and cost synergies have been realised in 2004 and we are confident that full integration benefit will be achieved by the end of 2005, earlier than planned.

The merger has resulted in a stronger and more substantial bank with an expanded branch network. The Group currently has 36 branches in Hong Kong, 11 branches in Macau and a branch in Shenzhen. As at the end of December 2004, the Group had a total of 2,181 employees.

Looking ahead, the operating environment will remain challenging in 2005 due to the continuing rise in US interest rates. In light of the uncertainties regarding fund inflows into Hong Kong and intense competition, the interest margin will continue to be under pressure in 2005. However, loan demand should gradually grow with the improving local economy and the buoyant asset markets. Mainland China is expected to maintain healthy growth as tightening policies help steer the economy away from overheating. Neighboring Macau will continue its double-digit economic growth in 2005 due to the inflow of foreign investments drawn by the casino gaming sector.

We will continue to control costs through the streamlining of operations as well as broadening of our fee income and expanding our consumer lending businesses through cross-selling to an enlarged customer base. With the successful integration of CFB, we now have a larger operating platform to grow our businesses. We will also focus on enhancing our franchise through innovative products and superior service.

To capitalise on the high growth in China, we will continue our expansion program in the Mainland. In this regard, we will be opening our Shanghai branch and Beijing representative office in March 2005. After that we plan to upgrade the Guangzhou representative office to a branch to further expand our network in China. While pursuing a growth strategy, we are keenly aware that the key to success is a prudent lending policy.

I wish to take this opportunity to extend my gratitude to my colleagues who have worked very hard during such challenging times. I am indebted to the Board of directors for their continued support and counsel. I am also grateful to our customers who have continued to extend their trust and support to us.

**Patrick Y B Fung**
*Chairman and Chief Executive*

Hong Kong, 10th March, 2005


永亨銀行

# ORCHESTRATING GROWTH

## THROUGH HARMONIOUS INTEGRATION



The merger has already brought
meaningful advantages to our customers.
They can now enjoy a wider range of
products and services and greater convenience
due to an expanded branch network.
On the operation side, the Bank's efficiency
has been enhanced due to a larger economy of scale.



# Review of Operations

**For the year ended 31st December, 2004, the Wing Hang Bank Group achieved a new record in profit attributable to shareholders of HK$1,168.0 million.**

## Financial Review

For the year ended 31st December, 2004, the Wing Hang Bank Group achieved a new record in profit attributable to shareholders of HK$1,168.0 million, an increase of 35.2 percent when compared to HK$863.9 million in 2003. Earnings per share increased by 35.2 percent to HK$3.97. Cash earnings per share increased by 38.3 percent to HK$4.13.

Net interest income increased 13.7 percent to HK$1,794.3 million due to the full year effect of the acquisition of CFB, as well as an increase in loan volume and treasury operations. Net interest margins fell from 2.31 percent to 1.99 percent due to mortgage re-pricing and the narrower margins of CFB's assets.

Non-interest income rose 41.1 percent to HK$640.1 million due to substantial growth in share brokerage operations, foreign exchange trading income and wealth management services as well as the full year effect of the acquisition of CFB.

The Group's total operating income increased by 19.8 percent to HK$2,434.4 million. The Group's cost-to-income ratio rose from 35.1 percent to 42.2 percent due to the full year effect of the acquisition of CFB and goodwill expenses. With the successful integration of CFB, the Group is confident that its cost-to-income ratio will improve as cost economies will be achieved by more branch rationalisation and centralising of back-office and IT operations.

Charges for bad and doubtful loans decreased 83.3 percent to HK$54.4 million due to the recovery in property prices, declining personal bankruptcies and the general improvement in the economy. For 2004, charge-offs for credit cards decreased to 2.46 percent of credit card receivables from 7.96 percent in the same period last year. In the fourth quarter of 2004, the annualised charge-off ratio dropped to 1.16%. The level of non-performing loans decreased to HK$0.82 billion, or 1.68 percent of total loans.

Total advances to customers increased 5.5 percent to HK$49.19 billion due to satisfactory growth in domestic lending such as residential mortgages and equipment financing as well as lending outside Hong Kong in the Group's China and Macau operations.

Total deposits increased 8.9 percent to HK$84.39 billion and customer deposits increased 8.9 percent to HK$78.57 billion, reflecting the increase in both foreign currency deposits as well as HK dollar current and savings deposits. Deposit growth was partly helped by an increased brand awareness after the integration, an expanded branch network that gave depositors more convenience and the successful promotion of the Elite Banking concept targeting high net-worth customers.

## Business Review

### Retail Banking

The Retail Banking operation recorded a 41.8 percent increase in profit before taxation over 2003, this was mainly brought about by a decrease in charges for bad and doubtful debts and strong growth in the wealth management business.

The recovery in the property markets has continued in 2004 with pronounced increases in the prices of both residential and commercial properties. However, property lending remained stagnant until the fourth quarter despite the pick up in sale activities in both the primary and secondary markets. Residential mortgages, which account for 28.2 percent of the loan portfolio, increased by 11.1 percent. The Bank has refrained from price competition to gain market share but is attracting home buyers through new mortgage products such as a 95% mortgage plan.

The Bank made further progress on branch rationalisation during the year. A total of five branches were closed and merged with nearby branches without causing inconvenience to our customers. We plan to open three to four new branches in prominent locations and continue our program of renovating existing branches. At the end of January 2005, the total number of branches in Hong Kong stood at 36.

The intense competition in Hong Kong continued to be compensated by increased activities in Mainland China, where residential mortgage financings grew 73.2 percent in 2004. Property prices have risen rapidly in the Mainland despite administrative measures by the central government to reduce credit growth and an increase in the benchmark lending and deposit rates in October. Although there are risks of overheating in the property markets in some metropolitan areas, we have mitigated these risks by chiefly servicing Hong Kong residents buying owner-occupied homes.

### Consumer Finance

Wing Hang Credit, a well known provider of consumer lending in Hong Kong, continues to provide a complete range of loan products through 14 branches. The subsidiary has taken advantage of our expanded branch network to increase points-of-sales for its personal loan products with the opening of two more branches in Shatin and San Po Kong. During the year, Wing Hang Credit's loan portfolio increased significantly due to successful promotions and innovative products such as the "Interest-free Personal Loan" program, which offers "interest-free" personal loans to high quality customers.

The Bank has prudently stepped up the credit card business in view of falling personal bankruptcies and default rates in Hong Kong. With successful promotions and innovative programs to attract customers with strong credit standings, receivables rose by 9.9 percent to HK$358.6 million. For the year ended 31st December, 2004, charge-offs for credit cards stood at 2.46 percent, partly reflecting the precautionary measures taken by the Bank.

### Loan Composition


18%
5%
3%
11%
28%
19%

- Share Financing
- Loans to Individuals
- Residential-Individuals
- HOS & PSPS*
- Trade Financing
- Non-domestic Loans
- Loans to Corporate
- Commercial
- Property Development & Investment

* Home Ownership Scheme & Private Sector Participation Scheme

### Auto and Equipment leasing

Wing Hang Finance Company Limited continued to extend credit facilities to small and medium enterprises (SMEs), both in Hong Kong and those with operations in China. The company saw substantial growth in its vehicle and equipment financing business by taking advantage of cross-selling opportunities to CFB's SME customers. During the year, the company recorded a 19.6 percent growth in these loan assets.

### Wealth Management, Insurance and Share Brokerage

Responding to rising demand for wealth management services and the growing sophistication of our customers, the Bank has introduced high-yield savings and investment alternatives for its depositors. During the year, we offered an array of unit trust funds, mini-bonds, retail callable CDs and equity-linked notes as well as other investment services. Total unit trust funds and bonds sold through the Group exceeded HK$1,817.0 million.

In keeping with our efforts to boost customer loyalty, we have taken active steps to continually improve the quality of our services. There has been a positive response to the Elite Banking service which targets customers with higher deposits and we will continue to focus on our high net-worth customers. Three Wealth Management centers are now strategically located in Central and Shatin and additional centers will be opened in key locations in 2005.

Our ongoing service commitment is to offer a multi-channel one-stop solution to meet the various financial needs of our growing customer base. Service bundling and vigorous promotional efforts such as gift awards have been well received and has helped to broaden our customer base.

**Deposit Mix**


Foreign Currency
48%
Hong Kong Dollar
52%


Time Deposit
Demand Deposit
13%
Savings Deposit
21%

### Wing Hang Insurance

In 2004, we continued to achieve satisfactory performance by integrated offerings of general insurance, life insurance and MPF services through the operations of our Wing Hang Insurance Agency, Brokers, and Wing Hang Zurich Insurance Co Ltd. The integration of CFB's insurance business and operation was very successful and we gained the confidence of our customers with better capability in providing insurance services. Pressing forward with our expansion plans in China, we expect that the insurance agency licence for our Shenzhen Branch will be granted in the first quarter of 2005 and our insurance services can then be extended to serve our customers in the Mainland.

### Wing Hang Share Brokerage

Wing Hang Share Brokerage, the Bank's share broking arm, recorded a significant increase of 36.6 percent in share brokerage fees partly due to increased participation by the retail investors in a buoyant market.

### Corporate Banking

The Corporate Banking operation recorded a 72.4 percent increase in profit before taxation due to a decrease in charges for bad and doubtful debts. The Bank continued to participate actively in the government SME Loan Guarantee Scheme and intends to target its Hong Kong customers with new operations in the Mainland. The Corporate Banking Division, in cooperation with our Shenzhen Branch, provides credit facilities to Hong Kong manufacturers who have shifted their operations to China. It has also offered project financing for Hong Kong developers who are diversifying their investments across the border.

There are increased lending opportunities in China where strong economic performance and the implementation of CEPA continue to attract Hong Kong investors. We received approval from the People's Bank of China to operate Renminbi business with Mainland corporations in 2004. The ability to lend in Renminbi enables us to broaden the scope of our banking activities in China and to better serve our existing and potential customers. We will open our Shanghai branch and Beijing representative office in March 2005 and we will upgrade our Guangzhou representative office to a branch to further expand our network in China.

**To capitalize on the high growth in China, we will continue our expansion program and will be opening our Shanghai Branch and Beijing representative office in March 2005.**

### Treasury

The Bank's Treasury operation recorded a 8.52 percent increase in operating profit before provision through the enhancement of yields for our surplus funds. This has been partly achieved by investing the excess liquidity of CFB in high grade investment bond and debt securities. The Bank continues to enhance and expand Treasury capabilities to efficiently and prudently invest surplus funds.

### Macau

In Macau, Banco Weng Hang continues to out-perform, helped by double-digit growth in the local economy. Macau's GDP surged 21.7 percent in real terms in the third quarter over a year earlier due to vibrant inbound tourism. Profits increased by 8.6 percent to 146.0 million Macau patacas, with a steady growth in loans and deposits of 9.3 percent and 8.5 percent respectively. Net interest income increased slightly by 0.6 percent while fee income increased by 22.1 percent.

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31st December, 2004.

### Principal Activities

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

The analysis of the principal activities and geographical locations of operations of the Bank and its subsidiaries during the year are set out in Note 31 to the Accounts.

### Results

The profit of the Group for the year ended 31st December, 2004 is set out on page 46. Particulars of dividends which have been paid or which are recommended are set out in Note 8 to the Accounts.

### Major Customers

The Directors believe that the Group's five largest customers accounted for less than 30% of the Group's total income.

### Fixed Assets

Details of the movements in fixed assets of the Group and of the Bank during the year are set out in Note 21 to the Accounts.

### Capital and Reserves

Details of the movements in capital and reserves of the Group and of the Bank during the year are set out in Notes 27 and 28 to the Accounts.

### Audit Committee

The Audit Committee of the Bank was formed in 1992. The Committee meets three times a year, and its composition is shown on page 26. Mr Aloysius H Y Tse was appointed as a member of the Audit Committee on 26th November, 2004. Each of the Audit Committee members of the Bank received HK$50,000 fee for the year ended 31st December, 2004.

The Audit Committee is answerable to the Board and the principal duties of the Committee include the review of the Bank's financial reporting and internal controls.

### Director Nomination Committee

The Director Nomination Committee was formed in December 2002 consisting of three Independent Non-executive Directors namely Messrs Cheng Hon Kwan, Ambrose H C Lau and Simon K Y Lee.

The Committee is responsible for reviewing and recommending to the Board all new appointment of Directors, Chief Executive, Deputy Chief Executive and General Managers of the Bank.

### Compensation Committee

The Compensation Committee was formed in 1995. The Committee meets once a year to evaluate and approve the remuneration policy and package for the Chief Executive of the Bank. Its composition is shown on page 26.

### Charitable Donations

During the year, the Group made donations for charitable purposes amounting to approximately HK$407,000. In addition, the Group also provided services with associated costs of HK$82,000 to various charities in 2004.

### Directors

The Directors of the Bank up to the date of the report are shown on page 26.

Mr Ho Soo Ching retired at the conclusion of the Annual General Meeting held on 22nd April, 2004. The Board would wish to express its appreciation to Mr Ho for his many contributions during his years of service.

Mr Aloysius H Y Tse was appointed as Director of the Bank on 26th November, 2004 and will retire at the forthcoming Annual General Meeting and, being eligible, offers himself for re-election. In accordance with the Bank's Articles of Association, Messrs Cheng Hon Kwan, Kenneth A Lopian and Louis C W Ho retire by rotation and, being eligible, offer themselves for re-election.

The Bank has received from each Independent Non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Bank still considers such directors to be independent.

### Independent Non-executive Directors' Fees

Each of the independent Non-executive Directors of the Bank received HK$100,000 director's fee for the year ended 31st December, 2004.

### Substantial Shareholders' Interests

As at 31st December, 2004, save as mentioned under the section headed "Directors' and Chief Executive's Interests", the Substantial Shareholders of the Bank according to the Register of Substantial Shareholders' Interests and Short Positions in the shares and underlying shares of the Bank kept under Section 336 of the Securities and Futures Ordinance ("SFO") were as follows:

| Name | Number of shares |
|---|---|
| Aberdeen Asset Management Asia Limited | 27,775,500 |
| BNY International Financing Corporation | (1) 59,350,000 |
| The Bank of New York | (1) 59,350,000 |
| The Bank of New York Company, Inc. | (1) 59,350,000 |
| Cayman International Trust Company Limited | (2) 24,098,400 |
| Wing Hang Bank (Nominees) Limited | (2) 23,378,400 |
| YKF Trustee Holding Inc. | (2 & 4) 24,098,400 |
| Po Ding Company Limited | (3 & 4) 24,156,000 |
| GZ Trust Corporation | (3) 24,156,000 |
| Tessel Inc. | (4) 10,639,200 |

(1) BNY International Financing Corporation is a wholly owned subsidiary of The Bank of New York. The Bank of New York is a wholly owned subsidiary of The Bank of New York Company, Inc.

(2) Cayman International Trust Company Limited is the trustee for YKF Trustee Holding Inc. Wing Hang Bank (Nominees) Limited is the registered holder of the shares on behalf of YKF Trustee Holding Inc.

(3) Po Ding Company Limited is wholly owned by GZ Trust Corporation.

(4) All shares are held through the corporations in which Messrs Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse together with the other parties are eligible beneficiaries.

Pursuant to a shareholders' agreement dated 22nd August, 1996, BNY International Financing Corporation, Messrs Patrick Y B Fung and Michael Y S Fung, Po Ding Company Limited, YKF Trustee Holding Inc. and Majestic Investment Company Limited agree to retain joint control over an aggregate of 37.5% of the share capital of the Bank. According to Part XV of the SFO, the parties are, therefore, each deemed to be interested in 110,216,438 shares of the Bank.

All the interests stated above represent long positions. As at 31st December, 2004, no short positions were recorded in the Register of Substantial Shareholders' Interests and Short Positions required to be kept under section 336 of the SFO.

### Directors' and Chief Executive's Interests

As at 31st December, 2004, the Directors' and Chief Executive's Interests according to the Register of Directors' and Chief Executive's Interests and Short Positions in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (within the meaning of Part XV of the SFO) kept under Section 352 of the SFO were as follows:

| | Number of shares | | | | | | |
|---|---|---|---|---|---|---|---|
| Name | Personal | Family | Option | Award | Other | | Total |
| Patrick Y B Fung | 2,982,000 | – | 180,000 | 200,000 | – | (1, 2 & 4) | 3,362,000 |
| Frank J Wang | – | – | 140,000 | 125,000 | – | (1 & 2) | 265,000 |
| Michael Y S Fung | 3,000,000 | 60,000 | 140,000 | 100,000 | – | (1, 2 & 4) | 3,300,000 |
| Louis C W Ho | 124,000 | 60,000 | 140,000 | 10,000 | – | (1 & 2) | 334,000 |
| Simon K Y Lee | – | – | – | – | 1,394,664 | (3) | 1,394,664 |
| Ambrose H C Lau | 71,500 | – | – | – | – | | 71,500 |

Notes:

(1) The Board approved the granting of certain share options to Directors and Executives of the Bank, pursuant to the Share Option Scheme adopted on 9th June, 1993 and 24th April, 2003, and the following Directors have accepted the following options:

| Name | No. of shares in options | Date granted | Exercise Period From | Exercise Period To | Option price HK$ |
|---|---|---|---|---|---|
| Patrick Y B Fung | 50,000 | 10/03/2001 | 10/03/2002 | 10/03/2011 | 23.60 |
| | 40,000 | 15/03/2002 | 15/03/2003 | 15/03/2012 | 26.30 |
| | 40,000 | 14/03/2003 | 14/03/2004 | 14/03/2013 | 26.50 |
| | 50,000 | 21/05/2004 | 21/05/2005 | 21/05/2014 | 43.80 |
| Frank J Wang | 40,000 | 10/03/2001 | 10/03/2002 | 10/03/2011 | 23.60 |
| | 30,000 | 15/03/2002 | 15/03/2003 | 15/03/2012 | 26.30 |
| | 30,000 | 14/03/2003 | 14/03/2004 | 14/03/2013 | 26.50 |
| | 40,000 | 21/05/2004 | 21/05/2005 | 21/05/2014 | 43.80 |
| Michael Y S Fung | 40,000 | 10/03/2001 | 10/03/2002 | 10/03/2011 | 23.60 |
| | 30,000 | 15/03/2002 | 15/03/2003 | 15/03/2012 | 26.30 |
| | 30,000 | 14/03/2003 | 14/03/2004 | 14/03/2013 | 26.50 |
| | 40,000 | 21/05/2004 | 21/05/2005 | 21/05/2014 | 43.80 |
| Louis C W Ho | 40,000 | 10/03/2001 | 10/03/2002 | 10/03/2011 | 23.60 |
| | 30,000 | 15/03/2002 | 15/03/2003 | 15/03/2012 | 26.30 |
| | 30,000 | 14/03/2003 | 14/03/2004 | 14/03/2013 | 26.50 |
| | 40,000 | 21/05/2004 | 21/05/2005 | 21/05/2014 | 43.80 |

(2) The Board approved the granting of certain share awards to Directors and Executives of the Bank, pursuant to the Employee Incentive Plan adopted on 22nd April, 2004, and the following Directors have accepted the following share awards:

| Name | No. of shares in awards | Date granted | Vesting Period From | To | Awards price HK$ |
|---|---|---|---|---|---|
| Patrick Y B Fung | 200,000 | 21/05/2004 | 21/05/2010 | 21/05/2014 | 1.00 |
| Frank J Wang | 125,000 | 21/05/2004 | 21/05/2010 | 21/05/2014 | 1.00 |
| Michael Y S Fung | 100,000 | 21/05/2004 | 21/05/2010 | 21/05/2014 | 1.00 |
| Louis C W Ho | 10,000 | 21/05/2004 | 21/05/2010 | 21/05/2014 | 1.00 |

(3) 1,160,500 shares were held through a family trust in which Mr Simon K Y Lee's spouse is an eligible beneficiary. In addition, the family trust was deemed to be interested in 234,164 shares of the Bank as an equity linked note was acquired during the year.

(4) All shares and options held by Messrs Patrick Y B Fung and Michael Y S Fung are parcel of the 110,216,438 shares of the Bank under the shareholders' agreement as mentioned in the section headed "Substantial Shareholders' Interests".

Save as disclosed, none of the Directors, the Chief Executive and their associates had any other beneficial interests in the securities of the Bank or any of its associated corporations (within the meaning of Part XV of SFO) at 31st December, 2004.

All the interests stated above represent long positions. As at 31st December, 2004, no short positions were recorded in the Register of Directors' and Chief Executive's Interests and Short Positions required to be kept under section 352 of the SFO.

### Share Option Scheme

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. The maximum number of shares in respect of which options may be granted under the Share Option Scheme may not exceed 5% of the issued share capital of the Bank as at the date of approval of the scheme. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of:

(i) the closing price of the shares on the SEHK on the date of the grant, which must be a trading day, and

(ii) the average closing price of the shares on the SEHK for the five business days immediately preceding the date of grant.

The options must be held for at least one year and can be exercised between the first and the tenth anniversaries of the date of grant. The amount payable on acceptance of the share option was HK$1. The share option scheme was terminated on 24th April, 2003 and replaced by a new share option scheme for a period of 10 years with amendments which complied with Chapter 17 of the Listing Rules.

The maximum number of shares in respect of which options may be granted under the new Share Option Scheme may not exceed 5% of the issued share capital of the Bank as at the date of approval of the scheme. At 31st December, 2004, total number of ordinary shares available for issue under the new Share Option Scheme is 14,143,000 or 4.8% of the issued share capital of the Bank.

At 31st December, 2004, the directors and employees of the Bank had the following interest in option to purchase for the shares of the Bank (market value per share at 31st December, 2004 is HK$54.50).

| | **No. of shares 31/12/2004** | No. of shares 31/12/2003 | Date granted | No. of shares exercised | No. of shares lapsed | Option price | Market value per share at date of grant of options | Weighted average closing price per share at preceding day before exercise date |
|---|---|---|---|---|---|---|---|---|
| | | | | | | HK$ | HK$ | HK$ |
| **Directors** | | | | | | | | |
| Patrick Y B Fung | **50,000** | 50,000 | 10/03/2001 | – | – | 23.60 | 29.00 | – |
| | **40,000** | 40,000 | 15/03/2002 | – | – | 26.30 | 26.30 | – |
| | **40,000** | 40,000 | 14/03/2003 | – | – | 26.50 | 26.50 | – |
| | **50,000** | – | 21/05/2004 | – | – | 43.80 | 43.80 | – |
| Frank J Wang | **40,000** | 40,000 | 10/03/2001 | – | – | 23.60 | 29.00 | – |
| | **30,000** | 30,000 | 15/03/2002 | – | – | 26.30 | 26.30 | – |
| | **30,000** | 30,000 | 14/03/2003 | – | – | 26.50 | 26.50 | – |
| | **40,000** | – | 21/05/2004 | – | – | 43.80 | 43.80 | – |
| Michael Y S Fung | **40,000** | 40,000 | 10/03/2001 | – | – | 23.60 | 29.00 | – |
| | **30,000** | 30,000 | 15/03/2002 | – | – | 26.30 | 26.30 | – |
| | **30,000** | 30,000 | 14/03/2003 | – | – | 26.50 | 26.50 | – |
| | **40,000** | – | 21/05/2004 | – | – | 43.80 | 43.80 | – |
| Louis C W Ho | **40,000** | 40,000 | 10/03/2001 | – | – | 23.60 | 29.00 | – |
| | **30,000** | 30,000 | 15/03/2002 | – | – | 26.30 | 26.30 | – |
| | **30,000** | 30,000 | 14/03/2003 | – | – | 26.50 | 26.50 | – |
| | **40,000** | – | 21/05/2004 | – | – | 43.80 | 43.80 | – |
| **Other Employees** | **60,000** | 90,000 | 10/03/2001 | 30,000 | – | 23.60 | 29.00 | 54.50 |
| | **40,000** | 60,000 | 15/03/2002 | 20,000 | – | 26.30 | 26.30 | 55.00 |
| | **80,000** | 160,000 | 14/01/2003 | 80,000 | – | 25.80 | 25.70 | 52.70 |
| | **325,000** | – | 21/05/2004 | – | 40,000 | 43.80 | 43.80 | – |
| | **1,105,000** | 740,000 | | 130,000 | 40,000 | | | |

The share options granted are not recognised in the accounts until they are exercised. The value per option granted on 21st May, 2004 is estimated at the dates of grant using the Black-Scholes pricing model was HK$15.94. The assumption used is as follows:

| | Option granted on 21st May, 2004 |
|---|---|
| Risk-free interest rate (%) | 4.69 |
| Expected life (in years) | 10.0 |
| Volatility (%) | 38.38 |
| Expected dividend yield (%) | 3.14 |

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Bank's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share option.

### Employee Incentive Plan

During the year, a new employee incentive plan was approved. Pursuant to the approved Employee Incentive Plan ("EIP"), the directors are authorised, at their discretion, to invite certain executives, to take up awards to vesting ordinary shares in the Bank as incentive for them to remain in employment with the Bank. The maximum number of awards in respect of which awards may be granted under the EIP may not exceed 1% of the issued share capital of the Bank for the time being in issue within five years of the date of approval of the plan on 22nd April, 2004. The awards can be vested between the sixth to the tenth anniversaries after the date of grant with the following percentage of award vesting.

| Date | Percentage of Award vesting |
|---|---|
| Sixth anniversary of the date of grant | 5% |
| Seventh anniversary of the date of grant | 10% |
| Eighth anniversary of the date of grant | 15% |
| Ninth anniversary of the date of grant | 20% |
| Tenth anniversary of the date of grant | 50% |

The Group granted awards at no consideration for certain employees to acquire shares of the Bank under the EIP. The shares will be acquired at the nominal value of HK$1 per share under the award. The fair value of the awards is measured at the grant date and is charged to the profit and loss account and credited to shareholders' funds between the grant date and vesting date. The cash amount equal to the dividend that would have been paid during the period up to vesting will be charged to the profit and loss account as bonus expenses on an accrual basis.

At 31st December, 2004, the directors and employees of the Bank had the following interest in awards to purchase the shares of the Bank.

| | **No. of awards 31/12/2004** | Date granted | Fair value of awards of grant |
|---|---|---|---|
| | | | HK$ |
| **Directors** | | | |
| Patrick Y B Fung | **200,000** | 21/05/2004 | 42.80 |
| Frank J Wang | **125,000** | 21/05/2004 | 42.80 |
| Michael Y S Fung | **100,000** | 21/05/2004 | 42.80 |
| Louis C W Ho | **10,000** | 21/05/2004 | 42.80 |
| **Other Employees** | **60,000** | 21/05/2004 | 42.80 |
| | **495,000** | | |

### Directors' Interests in Contracts

No contract of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

Except for the above mentioned Share Option Scheme and the Employee Incentive Plan of the Bank, at no time during the year was the Bank or any of its subsidiaries a party to any arrangements to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

None of the Directors of the Bank has a service contract with the Bank.

### Purchase, Sale or Redemption of Listed Securities

There were no purchases, sales or redemptions by the Bank or any of its subsidiaries, of the Bank's listed securities during the year ended 31st December, 2004.

### Compliance with the Code of Best Practice

The Bank has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

### Compliance with the Module on "Financial Disclosure by Locally Incorporated Authorised Institutions"

The annual accounts have complied fully with the module on the "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

### Model Code for Securities Transactions by Directors

The Bank has adopted for compliance by the Directors the code of conduct for dealings in securities of the Bank as set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), of the Listing Rules, and that the Directors have complied with the required standards set out in the Model Code throughout the year ended 31st December, 2004.

### Auditors

The accounts have been audited by KPMG.

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

**Patrick Y B Fung**
*Chairman and Chief Executive*

Hong Kong, 10th March, 2005



# 核數師報告書
# Report of the Auditors

**致永亨銀行有限公司各股東**

*(於香港註冊成立的有限公司)*

本核數師(以下簡稱「我們」)已審核刊於第四十六頁至第一一一頁按照香港公認會計原則編製的賬項。

**董事及核數師的責任**

香港公司條例規定董事須編製真實與公平的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何未有遵守現有會計準則的原因。

我們的責任是根據我們審核工作的結果，對該等賬項作出獨立意見，並根據香港公司條例第141節僅向作為一團體之股東報告。本核數師毋須就本報告之內容向任何其他人士負責或承擔責任。

**意見的基礎**

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴銀行及 貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等賬項是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

**意見**

我們認為上述賬項均真實與公平地反映 貴銀行及 貴集團在二零零四年十二月三十一日的財政狀況及 貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例適當編製。

**畢馬威會計師事務所**

*香港執業會計師*

香港 二零零五年三月十日

**TO THE SHAREHOLDERS OF WING HANG BANK, LIMITED**

*(Incorporated in Hong Kong with limited liability)*

We have audited the accounts on pages 46 to 111 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

## OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31st December, 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

*Certified Public Accountants*

Hong Kong, 10th March, 2005

# 綜合損益計算表
# Consolidated Profit and Loss Account

(以港幣千元位列示)
*(Expressed in thousands of Hong Kong dollars)*

| | | 附註 Notes | 2004 | 2003 |
|---|---|---|---|---|
| 利息收入 | Interest income | 4(a) | 2,877,006 | 2,306,392 |
| 利息支出 | Interest expense | 4(d) | (1,082,689) | (728,419) |
| 淨利息收入 | Net interest income | | 1,794,317 | 1,577,973 |
| 其他營業收入 | Other operating income | 4(b) | 640,070 | 453,493 |
| 營業收入 | Operating income | | 2,434,387 | 2,031,466 |
| 營業支出 | Operating expenses | 4(c) | (1,028,107) | (712,161) |
| 扣除準備金前之營業溢利 | Operating profit before provisions | | 1,406,280 | 1,319,305 |
| 呆壞賬準備 | Charge for bad and doubtful debts | 17 | (54,434) | (325,287) |
| 營業溢利 | Operating profit | | 1,351,846 | 994,018 |
| 重估投資物業，出售有形固定資產及聯營公司之溢利／(虧損) | Profits/(losses) on revaluation of investment properties, disposal of tangible fixed assets and associated companies | 5(a) | 43,743 | (5,533) |
| 出售持有至到期日證券及非持作買賣用途證券之溢利 | Profits on disposal of held-to-maturity and non-trading securities | 5(b) | 6,508 | 34,040 |
| 持有至到期日證券之準備金回撥／(撥備) | Provisions written back/(made) for held-to-maturity securities | | 4,848 | (10,900) |
| 正常業務的溢利 | Profit on ordinary activities | | 1,406,945 | 1,011,625 |
| 應佔聯營公司之淨溢利 | Share of net profits in associated companies | | 5,229 | 626 |
| 除税前溢利 | Profit before taxation | | 1,412,174 | 1,012,251 |
| 税項 | Taxation | 6 | (242,561) | (147,603) |
| 除税後溢利 | Profit after taxation | | 1,169,613 | 864,648 |
| 少數股東權益所佔之溢利 | Profit attributable to minority interests | | (1,592) | (772) |
| 本銀行股東應得之溢利 | Profit attributable to the shareholders | 7 & 28 | 1,168,021 | 863,876 |
| 是年度分配股息： | Dividends attributable to the year: | | | |
| 年度派發中期股息 | Interim dividend paid during the year | | 155,773 | 108,665 |
| 低估去年之末期及特別股息 | Underprovision of final and special dividends in respect of previous year | | 140 | 148 |
| 年結後擬派末期股息 | Final dividend proposed after the balance sheet date | | 420,292 | 317,283 |
| | | 8 | 576,205 | 426,096 |
| 每股盈利 | Earnings per share | 11 | HK$ | HK$ |
| 基本 | Basic | | 3.97 | 2.94 |
| 攤薄 | Diluted | | 3.97 | 2.94 |
| 每股股息 | Dividends per share | | | |
| 中期 | Interim | | 0.53 | 0.37 |
| 擬派末期 | Proposed final | | 1.43 | 1.08 |
| | | | 1.96 | 1.45 |

*第五十一頁至第一一一頁之附註構成本年結一部份。*

*The notes on pages 51 to 111 form part of these accounts*

# 綜合資產負債表
# Consolidated Balance Sheet

二零零四年十二月三十一日結算
(以港幣千元位列示)

*As at 31st December, 2004*
*(Expressed in thousands of Hong Kong dollars)*

| | | 附註 Notes | 2004 | 2003 |
|---|---|---|---|---|
| **資產** | **Assets** | | | |
| 現金及短期資金 | Cash and short-term funds | 12 | **20,529,318** | 18,402,805 |
| 定期存放銀行同業及其他金融機構款項(一至十二個月內到期) | Placements with banks and other financial institutions maturing between one and twelve months | 26 & 33 | **1,435,527** | 1,542,981 |
| 貿易票據已減除準備 | Trade bills less provisions | 13 | **551,124** | 595,895 |
| 存款證 | Certificates of deposit held | 14 & 26 | **30,000** | 129,972 |
| 持作買賣用途證券 | Trading securities | 15 | **12,067** | 546,064 |
| 客戶之貸款及其他賬項已減除準備 | Advances to customers and other accounts less provisions | 16(a) | **49,745,339** | 47,108,427 |
| 持有至到期日證券及非持作買賣用途證券 | Held-to-maturity and non-trading securities | 18 | **20,388,740** | 17,582,264 |
| 聯營公司投資 | Investments in associated companies | 20 | **135,706** | 143,514 |
| 有形固定資產 | Tangible fixed assets | 21 | **1,772,570** | 1,729,617 |
| 商譽 | Goodwill | 2(e) & 22 | **847,713** | 955,133 |
| 總資產 | Total assets | | **95,448,104** | 88,736,672 |
| **負債** | **Liabilities** | | | |
| 銀行同業及其他金融機構之存款 | Deposits and balances of banks and other financial institutions | 26 | **1,209,582** | 407,403 |
| 客戶存款 | Deposits from customers | 23 & 26 | **78,569,161** | 72,138,422 |
| 已發行之存款證 | Certificates of deposit issued | 26 | **4,616,090** | 4,931,139 |
| 其他賬項及準備 | Other accounts and provisions | 24 | **1,103,015** | 2,031,625 |
| 總負債 | Total liabilities | | **85,497,848** | 79,508,589 |
| **資本來源** | **Capital Resources** | | | |
| 股本 | Share capital | 27 | **293,911** | 293,781 |
| 儲備 | Reserves | 28 | **7,109,976** | 6,393,100 |
| 股東資金 | Shareholders' funds | | **7,403,887** | 6,686,881 |
| 借貸資本 | Loan Capital | 25 & 26 | **2,526,485** | 2,522,910 |
| 少數股東權益 | Minority interests | | **19,884** | 18,292 |
| 總負債及資本來源 | Total liabilities and capital resources | | **95,448,104** | 88,736,672 |

**馮鈺斌** *董事長兼行政總裁* — **Patrick Y B Fung** *Chairman and Chief Executive*

**王家華** *董事兼副行政總裁* — **Frank J Wang** *Director and Deputy Chief Executive*

**馮鈺聲** *董事兼高級總經理* — **Michael Y S Fung** *Director and Senior General Manager*

**何志偉** *董事兼秘書* — **Louis C W Ho** *Director and Secretary*

*第五十一頁至第一一一頁之附註構成本年結一部份。*

*The notes on pages 51 to 111 form part of these accounts*

# 資產負債表
# Balance Sheet

二零零四年十二月三十一日結算
(以港幣千元位列示)

*As at 31st December, 2004*
*(Expressed in thousands of Hong Kong dollars)*

| | | 附註 Notes | 2004 | 2003 |
|---|---|---|---|---|
| **資產** | **ASSETS** | | | |
| 現金及短期資金 | Cash and short-term funds | 12 | 19,990,535 | 16,995,239 |
| 定期存放銀行同業及其他金融機構款項(一至十二個月內到期) | Placements with banks and other financial institutions maturing between one and twelve months | 26 | 1,408,389 | 1,427,063 |
| 貿易票據已減除準備 | Trade bills less provisions | 13 | 387,243 | 285,862 |
| 存款證 | Certificates of deposit held | 14 & 26 | 30,000 | 100,000 |
| 持作買賣用途證券 | Trading securities | 15 | 153 | 536,536 |
| 客戶之貸款及其他賬項已減除準備 | Advances to customers and other accounts less provisions | 16(a) | 39,796,492 | 25,991,279 |
| 附屬公司欠款 | Amounts due from subsidiaries | | 4,985,038 | 4,061,222 |
| 持有至到期日證券及非持作買賣用途證券 | Held-to-maturity and non-trading securities | 18 | 19,789,842 | 13,043,745 |
| 附屬公司投資 | Investments in subsidiaries | 19 | 633,416 | 4,063,410 |
| 聯營公司投資 | Investments in associated companies | 20 | 174,000 | 86,000 |
| 有形固定資產 | Tangible fixed assets | 21 | 1,208,096 | 985,030 |
| 商譽 | Goodwill | 2(e) & 22 | 847,422 | - |
| 總資產 | Total assets | | 89,250,626 | 67,575,386 |
| **負債** | **LIABILITIES** | | | |
| 銀行同業及其他金融機構之存款 | Deposits and balances of banks and other financial institutions | 26 | 1,205,409 | 321,696 |
| 客戶存款 | Deposits from customers | 23 & 26 | 63,098,291 | 37,018,166 |
| 已發行之存款證 | Certificates of deposit issued | 26 | 4,621,145 | 4,900,386 |
| 其他賬項及準備 | Other accounts and provisions | 24 | 644,581 | 1,123,121 |
| 附屬公司存款 | Amounts due to subsidiaries | | 13,641,108 | 18,768,389 |
| 總負債 | Total liabilities | | 83,210,534 | 62,131,758 |
| **資本來源** | **CAPITAL RESOURCES** | | | |
| 股本 | Share capital | 27 | 293,911 | 293,781 |
| 儲備 | Reserves | 28 | 5,746,181 | 5,149,847 |
| 股東資金 | Shareholders' funds | | 6,040,092 | 5,443,628 |
| 總負債及資本來源 | Total liabilities and capital resources | | 89,250,626 | 67,575,386 |

**馮鈺斌** *董事長兼行政總裁*　Patrick Y B Fung *Chairman and Chief Executive*

**王家華** *董事兼副行政總裁*　Frank J Wang *Director and Deputy Chief Executive*

**馮鈺聲** *董事兼高級總經理*　Michael Y S Fung *Director and Senior General Manager*

**何志偉** *董事兼秘書*　Louis C W Ho *Director and Secretary*

*第五十一頁至第一一一頁之附註構成本年結一部份。*

*The notes on pages 51 to 111 form part of these accounts*

# 綜合股東權益變更表
# Consolidated Statement of Changes in Equity

二零零四年十二月三十一日全年結算
(以港幣千元位列示)

*For the year ended 31st December, 2004*
*(Expressed in thousands of Hong Kong dollars)*

| | | 附註 Notes | 2004 | 2003 |
|---|---|---|---|---|
| 一月一日之股東資金結餘 | Shareholders' funds as at 1st January | | 6,686,881 | 6,356,301 |
| 有關遞延稅項會計政策變更 | Change in accounting policy on deferred taxation | | - | (18,562) |
| 重報 | As restated | | 6,686,881 | 6,337,739 |
| 已扣除遞延稅項之重估非持作買賣用途證券之未實現收益 | Unrealised gain on revaluation of non-trading securities after deferred tax charge | 28 | 4,393 | 17,883 |
| 重估投資物業之未實現收益 | Unrealised gain on revaluation of investment properties | 28 | 11,809 | - |
| 銀行行址重估儲備中已計入/(扣除)之遞延稅項 | Deferred taxation credited/(charged) to bank premise revaluation reserve | 28 | 122 | (4,156) |
| 投資物業重估儲備中已計入/(扣除)之遞延稅項 | Deferred taxation credited/(charged) to investment property revaluation reserve | 28 | 10,933 | (39) |
| 出售投資物業 | Disposal of investment properties | 28 | (10,020) | - |
| 換算調整 | Exchange adjustments | 28 | 42 | (1,069) |
| 損益賬內沒確認之淨收益 | Net gains not recognised in the profit and loss account | | 17,279 | 12,619 |
| 本銀行股東應得之溢利 | Profit attributable to the shareholders | 28 | 1,168,021 | 863,876 |
| 已派股息 | Dividends paid | 28 | (473,196) | (534,328) |
| 根據認股權計劃發行之股份款項 | Proceeds on shares issued under share option scheme | | 3,298 | 6,975 |
| 新僱員獎勵計劃之股本溢價 | Share premium under new Employee Incentive Plan | | 1,604 | - |
| 十二月三十一日之股東資金結餘 | Shareholders' funds as at 31st December | | 7,403,887 | 6,686,881 |

*第五十一頁至第一一一頁之附註構成本年結一部份。*

*The notes on pages 51 to 111 form part of these accounts*

# 綜合現金流量表
# Consolidated Cash Flow Statement

(以港幣千元位列示)
(Expressed in thousands of Hong Kong dollars)

| | | 附註 Notes | 2004 | 2003 |
|---|---|---|---|---|
| 因營業活動而流入之現金淨額 | Net cash inflow from operating activities | 30(a) | 4,924,832 | 7,812,672 |
| 投資活動 | Investing activities | | | |
| 購入持有至到期日證券及非持作買賣用途證券 | Purchase of held-to-maturity and non-trading securities | | (18,670,472) | (17,603,049) |
| 出售及贖回持有至到期日證券及非持作買賣用途證券所得款項 | Sale and redemption of held-to-maturity and non-trading securities | | 15,880,750 | 7,384,514 |
| 收取聯營公司普通股股息 | Ordinary dividends received from an associated company | | 2,080 | - |
| 收回商譽 | Amount recovered of goodwill | | 66,864 | - |
| 支付商譽 | Amount paid for goodwill | | (4,441) | - |
| 附屬公司投資 | Investment in a subsidiary | | - | 7,303,544 |
| 出售聯營公司 | Sale of an associated company | | 3,990 | - |
| 聯營公司償還貸款 | Loan repaid from associated companies | | 630 | 795 |
| 購入有形固定資產 | Purchase of tangible fixed assets | | (151,290) | (47,374) |
| 出售有形固定資產所得款項 | Sale of tangible fixed assets | | 61,485 | 10,659 |
| 因投資活動而流出之現金淨額 | Net cash outflow from investing activities | | (2,810,404) | (2,950,911) |
| 融資 | Financing | | | |
| 新發行後償票據 | Issue of new subordinated notes | | - | 2,522,910 |
| 行使認股權所發之新股 | Issue of new shares under share option scheme | | 3,298 | 6,975 |
| 支付普通股股息 | Ordinary dividends paid | | (473,196) | (534,328) |
| 支付普通股股息予附屬公司之少數股東 | Ordinary dividends paid to minority shareholder of a subsidiary company | | - | (3,465) |
| 支付借貸資本利息 | Interest paid on loan capital | | (134,514) | (39,907) |
| 因融資活動而(流出)/流入之現金淨額 | Net cash (outflow)/inflow from financing activities | | (604,412) | 1,952,185 |
| 現金及等同現金項目增額 | Increase in cash and cash equivalents | | 1,510,016 | 6,813,946 |
| 現金及等同現金項目於一月一日結餘 | Cash and cash equivalents at 1st January | | 18,862,071 | 12,048,125 |
| 因滙率折算而引致之借貸資本結餘差額 | Effects of exchange rate changes on the balance of subordinated debts | | 3,575 | - |
| 現金及等同現金項目於十二月三十一日結餘 | Cash and cash equivalents at 31st December | | 20,375,662 | 18,862,071 |
| 源自經營業務活動現金流量包括: | Cash flows from operating activities included: | | | |
| 利息收入 | Interest received | | 2,819,640 | 2,289,039 |
| 利息支出 | Interest paid | | 979,122 | 712,334 |
| 現金及等同現金項目之分析 | Analysis of the balances of cash and cash equivalents | 30(b) | | |
| 現金及存放銀行同業及其他金融機構 | Cash and balances with banks and other financial institutions | | 1,303,218 | 939,860 |
| 短期存放同業 | Money at call and short notice | | 17,764,627 | 15,750,952 |
| 政府債券 | Treasury bills | | 183,942 | 1,079,837 |
| 定期存放銀行同業及其他金融機構款項(一至三個月內到期) | Placements with banks and other financial institutions maturing between one and three months | | 1,123,875 | 1,091,422 |
| | | | 20,375,662 | 18,862,071 |

*第五十一頁至第一一一頁之附註構成本年結一部份。*

*The notes on pages 51 to 111 form part of these accounts*

## 1. 主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

## 2. 主要會計政策

### (a) 符合指引聲明

本賬項的編製，是按照香港會計師公會發出的所有適用的香港財務報告準則(包括所有適用的會計實務準則及解釋)、香港普遍接納的會計原則和香港《公司條例》的要求。本賬項亦符合香港聯合交易所有限公司證券上市規則有關的披露規定及香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」之要求。本集團採納的主要會計政策簡列如下。

### (b) 賬項編製基礎

浙江第一銀行有限公司(「浙一」)已根據《永亨銀行有限公司(合併)條例》於二零零四年八月九日起與本銀行合併。此條例賦予所有屬於香港境內及受香港法律約束的浙一資產及負債轉移予本銀行。本銀行截至二零零四年十二月三十一日止的賬項，已根據此條例將浙一有關業務於二零零四年一月一日轉歸本銀行的情況下編製。

編製本賬項是以原值成本為計算基礎，及按若干物業重估價值，部份證券投資及資產負債表以外之金融工具按其市場價值所修訂，下列會計政策會加以解釋。

## 1. Principal Activities

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

## 2. Principal Accounting Policies

### (a) *Statement of compliance*

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. A summary of the significant accounting policies adopted by the Group is set out below.

### (b) *Basis of preparation of the accounts*

With effect from 9th August, 2004, Chekiang First Bank Limited ("CFB") has been merged with the Bank through The Wing Hang Bank Limited (Merger) Ordinance, under which all the assets and liabilities situated in Hong Kong and the rights and obligations of CFB as expressly governed by Hong Kong law have been transferred to the Bank. By virtue of this Ordinance, the accounts of the Bank for the year ended 31st December, 2004 were prepared as if the undertaking of CFB had vested in the Bank on 1st January, 2004.

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of certain properties and the marking to market of certain investment in securities and off-balance sheet financial instruments as explained in the accounting policies set out below.

## 2. 主要會計政策（續）

### (c) 附屬公司及受控企業投資

根據香港《公司條例》附屬公司是指一家本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。倘本銀行有權直接或間接管治其財政及營運政策而從其業務中獲取利益，則被列為受控附屬公司。

受控附屬公司之投資乃於綜合賬目中綜合處理，除非收購及持有之目的為於不久將來作出售或因於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力，在此情況下，其將以公平價值於綜合資產負債表中列賬，而其公平價值的變動則於投資重估儲備賬內確認。年內所收購之各附屬公司之業績於收購之日起計入綜合損益計算表中。

集團間之結餘及交易，及任何集團間之交易而產生之未實現溢利均於編製綜合賬目時悉數抵銷，集團間交易產生之未實現虧損以未實現溢利一致之方法予以抵銷，惟僅至再無減值之證明出現。

於本銀行之資產負債表中，附屬公司之投資乃以成本減任何減值虧損（見附註2(o)）列賬，除非收購及獨家持有之目的為於不久將來作出售或因於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力，在此情況下，其將以公平價值記賬，而其公平價值的變動則於投資重估備儲賬內確認。

## 2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

### *(c) Investments in subsidiaries and controlled enterprises*

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. Subsidiaries are considered to be controlled if the Bank has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the investment revaluation reserve as they arise. The results of subsidiaries acquired during the year are included in the consolidated profit and loss account from the date of their acquisition.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (note 2(o)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

## 2. 主要會計政策（續）

### (d) 聯營公司

聯營公司為本集團或本銀行對其管理有重大影響力之公司，包括參與其財政及營運政策之決定。

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本再將本集團於收購後應佔該聯營公司的淨資產。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或是在嚴緊之長期限制下經營，以致其向本銀行轉移資金的能力嚴重受損，則這些投資會按公平價值記賬，而其公平價值的變動於投資重估儲備賬內確認。按照附註2(e)，綜合損益賬反映出年內本集團所佔聯營公司於收購後的業績及是年度正商譽之支出或負商譽之收入。

本集團與聯營公司之間交易所產生的未實現損益，均按本集團於聯營公司所佔的權益比率抵銷，但如能證明已轉讓資產出現減值損失而產生未實現虧損，則這些未實現虧損會即時在損益賬內確認。

本銀行資產負債表所列示的聯營公司投資，是按投資成本減去其減值虧損（附註2(o)）後記賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或是在嚴緊之長期限制下經營，以致其向本銀行轉移資金的能力嚴重受損，則這些投資會按其公平價值記賬，而其公平價值的變動則於投資重估儲備賬內確認。

## 2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

### *(d) Associated companies*

An associated company is an entity in which the Group or Bank has significant influence, over its management, including participation in the financial and operating policy decisions.

An investment in an associated company is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associated company's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associated companies for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 2(e).

Unrealised profits and losses resulting from transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated company, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Bank's balance sheet, its investments in associated companies are stated at cost less impairment losses (note 2(o)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

## 2. 主要會計政策(續)

### (e) 商譽

賬項綜合計算時所產生的正商譽是指收購成本超過本集團佔所收購資產與負債之公平價值的數額。正商譽是按不超過20年限，以直線法在綜合損益賬內攤銷。至於受控附屬公司，其正商譽是按成本減去任何累計攤銷及任何減值虧損(附註2(o))後，記入綜合資產負債表。而在購入聯營公司，其正商譽成本減任何累計攤銷及任何減值虧損(附註2(o))已包括於聯營公司投資的賬面值內。

如於年內出售受控附屬公司或聯營公司，出售損益的計算，已包括以往尚未在綜合損益賬內攤銷的任何應佔購入商譽的數額。

### (f) 貸款及呆賬

(i) 客戶貸款以貸予時的現金價款，並在扣除預計虧損的準備後記入資產負債表內。

(ii) 已撥出款項作為呆賬之一般準備，此外，不履行之放款均根據董事定下之指引，提撥特殊準備。倘若貸款再無機會收回時，則尚欠債務予以撇銷。

(iii) 所有未償還放款超過九十天及沒有足夠抵押品者，自動被定為不履行放款。不履行放款之應計利息均不撥入損益賬，而撥入暫記賬內。此暫記賬於資產負債表內有關之項目中減除。

(iv) 收回資產仍視作貸款的抵押。貸款賬面值與預期變賣收回資產的淨所得款項兩者之間的差額予以撥備。

## 2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

### *(e) Goodwill*

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. Positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over not more than 20 years. In respect of controlled subsidiaries, positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (note 2(o)). In respect of acquisition of associated companies, the cost of positive goodwill less any accumulated amortisation and any impairment losses (note 2(o)) is included in the carrying amount of the investments in associated companies.

On disposal of a controlled subsidiary or an associated company during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account is included in the calculation of the profit or loss on disposal.

### *(f) Advances and doubtful debts*

(i) Advances to customers are measured at the cash consideration at the time of drawdown and are stated in the balance sheet after deducting provisions for estimated losses subsequently.

(ii) Amounts have been set aside as general provisions for doubtful debts, and in addition, specific provisions are made for non-performing loans following guidelines established by the Directors. When there is no longer any realistic prospect of recovery, the outstanding debt is written off.

(iii) All loans which are over 90 days past due, and which are not fully collateralised, are automatically classified as non-performing. Interest accrued on non-performing loans is not taken as income but credited to a suspense account, which is netted in the balance sheet against the appropriate balance sheet headings.

(iv) Repossessed assets continue to be treated as securities for loans and advances. Provision has been made on the shortfall between the carrying amount of the loans and advances and the expected net sales proceeds from realisation of the repossessed assets.

## 2. 主要會計政策（續）

### (g) 利息及收費

利息收入及支出均按本金結餘及利率以時間分攤計算，賬項附註2(f)(iii)不履行放款之應計利息除外。有期債務證券之應計利息，按持有至到期日之應計利息連同票面溢價或差價，根據年期分配於每會計年度，用以達致固定回報率。其他收入及支出則只在已賺取或發生後才確認，除非是用以彌補向客戶持續提供服務之成本或就客戶而須承擔風險，或屬利息性質。在此等情況下，費用將於有關期間內按適當之基準確認。

上市投資所得股息收入乃於股東收取有關款項之權利獲確立時作出確認。上市投資所得股息收入乃按該投資除息後之股價作出確認。

### (h) 入息稅項

入息稅項包括是年應繳稅項及遞延稅項資產及負債之增減。是年度稅項及遞延稅項資產及負債之增減均於損益賬內支銷，除非與儲備項目有關之遞延稅項增減，則在儲備項內支銷。

是年應繳稅項是按應課稅利潤以結算日已立法或實則生效之稅率計算，以及上年度應繳稅項之調整。

遞延稅項資產及負債是由財務報表之資產及負債之賬面值及課稅基礎值兩者間的暫時性差額而產生。遞延稅項資產亦可來自未扣減之稅務虧損及未運用之稅務優惠。

因課稅暫時差額而產生之所有遞延稅項負債，在一般情況下應全數確認。而遞延稅項資產則應在預期可取得足夠應課稅溢利扣減之情況下，方予以確認。

## 2. Principal Accounting Policies *(continued)*

### *(g) Interest and fees*

Interest income and expense are accrued on a time-apportioned basis on the principal outstanding and at the rate applicable except in the case of interest on non-performing loans (note 2(f)(iii)). Interest income from dated debt securities intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity. Fee income and expense are recognised when earned or incurred, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised on an appropriate basis over the relevant period.

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

### *(h) Income tax*

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in reserves, in which case they are recognised in reserves.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and their tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available, against which deductible temporary differences can be utilised.

2. **主要會計政策(續)**

(h) ***入息稅項(續)***

遞延稅項是按預期該等稅項負債或資產需清付或扣減時所適用之稅率計算。遞延稅項資產及負債毋須計算折現值。遞延稅項資產及負債結餘，須在結算日檢討。若預期沒有足夠應課稅溢利以供稅務扣減，則須減低遞延稅項資產額。

是年應繳稅項結餘和遞延稅項結餘及其增減，均需獨立列賬而互不抵銷。本期稅項資產抵銷本期稅項負債，及遞延稅項資產抵銷遞延稅項負債，只在本行或本集團具有合法抵銷權抵銷本期稅項資產和本期稅項負債時方可進行。通常限於同一課稅單位在同一稅務機關範圍下，才能進行抵銷。

(i) ***外幣折算***

本年度內之外幣交易按交易日之匯率折算。是年底之外幣資產及負債賬項依結算日之匯率伸算。所有之匯兑損益已包括在損益賬內。

海外分行及海外附屬公司之賬項按年度平均匯率折算為港幣。資產負債表內之賬項按結算日之匯率折算為港幣。換算之損益已進誌於儲備內。

(j) ***有形固定資產及資產折舊***

(i) 根據香港會計師公會會計實務準則第十七號「物業、機械及設備」第八十段過渡條款，在編制賬目時，並沒有在年結日對銀行物業重估至公平價值。

(ii) 設備包括傢俬、機械及其他設備按成本減除折舊後列示。折舊之計算乃按照資產之估計可用年數(一般在三至十年間)，以直線折舊法攤銷。

## 2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

*(h) Income tax (continued)*

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities. The principle of offsetting usually applies to income tax levied by the same tax authority on the same taxable entity.

*(i) Translation of foreign currencies*

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The accounts of overseas branches and subsidiaries are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchanges ruling at the balance sheet date. The resulting exchange differences are dealt with as movements in reserves.

*(j) Tangible fixed assets and depreciation*

(i) In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80 of SSAP 17 "Property, Plant and Equipment" issued by the HKICPA, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which are generally between 3 to 10 years.

## 2. 主要會計政策（續）

*(j) 有形固定資產及資產折舊（續）*

(iii) 永久業權之土地無需攤銷折舊，非永久業權之土地按所餘年期平均攤銷折舊。樓宇折舊乃照其估計之有用年期以不超過五十年為限平均攤銷。

(iv) 投資物業每年乃按專業資格之測量師所估計之公開市值於資產負債表內列賬。重估溢價或虧損先計入投資物業重估儲備內，不足之數在損益賬內支銷。曾於損益賬內支銷的虧損但其後再重估而產生的盈餘，計入損益賬內之數額不超於以往曾於損益賬已支銷的數額。

*(k) 投資證券*

(i) 持有至到期日證券是指本集團及／或本銀行有能力及預算持有至到期日的有期債務證券，並以攤銷成本減除準備於資產負債表內記賬。

持有至到期日證券的賬面值按其信貸風險及預算可收回的金額列賬。當預算不可收回所有賬面值時，便會提撥準備金並於損益賬內作支出確認。

(ii) 買賣用途證券按其公平值，於資產負債表內記賬。公平值之差別，則計入損益賬內。

(iii) 非買賣用途證券按其公平值於資產負債表內記賬。公平值之差別，則計入投資重估儲備賬直至該證券出售、收回或有可信服證據顯示該證券將減值，其累積之損益將由投資重估儲備賬撥入損益賬。

## 2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

*(j) Tangible fixed assets and depreciation (continued)*

(iii) No amortisation is provided on freehold land. Leasehold land is amortised in equal annual instalments over the remaining term of the lease. Buildings are amortised by equal instalments over the estimated useful lives which in no case exceed 50 years.

(iv) Investment properties are stated in the balance sheet at their open market values which are assessed annually by professional qualified valuers. Any surplus or deficit arising on revaluation is treated first as a movement in the investment property revaluation reserve and, to the extent that accumulated deficits exceed surpluses, subsequently as a charge to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged.

*(k) Investments in securities*

(i) Dated debt securities that the Group and/or the Bank have the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value.

The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised as an expense in the profit and loss account.

(ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(iii) Non-trading securities are stated in the balance sheet at fair value. Changes in the fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account.

## 2. 主要會計政策(續)

### (k) 投資證券(續)

(iv) 當引致減值的情況及事項不復存在,而有可信服證據顯示新的情況及事項於可預見的將來仍然持續,已撥入損益賬之投資重估損益可作回撥。

(v) 出售投資證券之損益將記入損益賬內。非買賣用途之證券損益已包括曾於投資重估儲備賬內記賬之金額。

### (l) 融資及經營租賃

若租賃合約之大部份與擁有權有關之風險及利益實質上轉讓予承租人,即列為融資租賃。當本集團為融資租賃之出租人,則該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。應收租賃款項所包含之融資收入將於租賃期內按投入資金之比例在「利息收入」內確認。與融資租賃性質相同之租購合約亦作融資租賃處理。

其他租賃合約均列為經營租賃。若集團為經營租賃之出租人,用作租賃之資產將包括在「有形固定資產」內。經營租賃之應收租金在租賃期內之會計年度以等額分期方式誌入「其他營業收入」項內。

### (m) 資產負債表以外之金融工具

資產負債表以外之金融工具乃源自在外匯、利率及股票等市場上進行之期貨、掉期及期權交易。此等工具之入賬方式視乎有關交易乃用作買賣、風險套戥或作為管理資產與負債組合而定。

交易組合中之衍生工具以市值記賬,有關收益及虧損列於交易盈利或虧損項內。

## 2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

### *(k) Investments in securities (continued)*

(iv) Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(v) Profits or losses on disposal of investments in securities are accounted for in the profit and loss account as they arise. In the case of non-trading securities, the profit or loss includes any amount previously held in the investment revaluation reserve in respect of that security.

### *(l) Finance and operating leases*

Leases under which substantially all the risks and benefits of ownership are transferred to the lessees are classified as finance leases. Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as "Advances to customers". Finance income implicit in the lease payment is recognised as "Interest income" over the period of the leases in proportion to the funds invested. Hire purchase contracts having the characteristics of finance leases are accounted for in the same manner as finance leases.

Other leases are classified as operating leases. Where the Group is a lessor under operating leases, the leased assets are included in "Tangible fixed assets". Rentals receivable under operating leases are recognised as "Other operating income" in equal installments over the accounting period covered by the lease term.

### *(m) Off-balance sheet financial instruments*

Off-balance sheet financial instruments arise from forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets. The method of accounting for these instruments is dependent upon whether the transactions are undertaken for dealing purposes, to hedge risk, or as part of the management of asset and liability portfolios.

Derivatives carried in dealing portfolios are marked-to-market, and gains and losses are included in dealing profits or losses.

## 2. 主要會計政策（續）

### (m) 資產負債表以外之金融工具（續）

在資產負債管理過程中，用以對沖未平倉坐盤額或特定資產或負債之衍生工具按應計基準列賬，此等組合所持之有關現金資產及負債一致。

要符合作對沖用途，該衍生工具必須在合約成立時可有效地減低對沖的有關資產或負債的價格或利率風險。

因進行資產負債組合的管理工作而開立的利率掉期交易均是獨立識別的，由此產生的利息收入或支出必須跟與之對沖的資產負債表上項目的相關利息收入或支出抵銷。

出售或終止未到期之對沖用途合約所產生之損益，按原來合約剩餘期間攤銷。當有關之資產、負債或持盤出售或終止時，該等合約即改為以市值列賬，差額即時誌入損益賬內。

### (n) 準備及或然負債

當負債的限期或數額不確定，但有可能因過去事項構成法定或推定義務而須付出經濟利益以償責任，並能對此作可靠估計，此負債便確認為準備。若時間值之金額較大，則按履行責任所需開支的現值金額列為準備。

倘不可能需要付出經濟利益，或不能對數額作可靠估計，除非付出的機會是極微，則此項責任會被披露為或然負債。除非付出的機會是極微，潛在責任只在會否發生一項或多項未來事件中獲肯定下以或然負債披露。

## 2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

### *(m) Off-balance sheet financial instruments (continued)*

Derivatives used in balance sheet management to hedge open positions for specific assets or liabilities, are accounted for on an accruals basis, consistent with the underlying cash assets and liabilities held in these portfolios.

To qualify as a hedge, a derivative must be effective in reducing the price or interest rate risk of the asset or liability to which it is linked and be designated as a hedge at the inception of the derivative contract.

Interest rate swap transactions undertaken as part of the management of asset and liability portfolios are separately identified and interest income or expense arising therefrom is netted off against the related interest income or expense on the on-balance sheet items which these transactions are hedging.

Any gain or loss on termination of hedging derivatives is deferred and amortised to the profit and loss account over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the hedging derivative is immediately marked to market through the profit and loss account.

### *(n) Provisions and contingent liabilities*

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

## 2. 主要會計政策(續)

### (o) 資產減值損失

如內部及對外資料來源均顯示於結算日有任何物業(除投資物業)、設備、投資(除持作買賣用途證券(附註2(k)(ii)))或商譽經已減值,均須估計該等資產之可收回數額,及當該資產的賬面值超過可收回數額時確認減值損失於損益賬內。

可收回數額是出售淨值及使用值兩者中之較高者。在評估使用值時,會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分獨立地於其他資產產生現金流量,其可收回數額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

除了商譽的有關資產,如在用來測定可收回數額的估計有所改變,則減值損失會被轉回。商譽的減值損失只會因招致該損失的一種特殊性質的特別事件在被視作不會重演之情況下才會轉回,及可收回數額的增加清楚顯示與該特別事件之轉回相關。

減值損失轉回只局限至該資產的賬面值猶如該等減值損失從未在往年被確認。減值損失轉回在該被確認的年度記存入損益賬內。

### (p) 關連人士

若本集團有權直接或間接控制另一方或影響另一方在財務或經營決策,或另一方有權直接或間接控制本集團或對本集團的財務及經營決策作出重要的影響,或本集團與另一方均受制於同一的監控下,則被視為關連人士。關連人士可為個別人士或公司。

## 2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

### *(o) Impairment of assets*

At each balance sheet date, if internal and external sources of information indicate that any property (other than investment properties), plant and equipment, investments (other than those accounted for as "trading securities" under Note 2(k)(ii)) or goodwill is impaired, the asset's recoverable amount is estimated, and an impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

### *(p) Related parties*

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

## 2. 主要會計政策(續)

### (q) 分項報告

分項乃指本集團可區分之部分，包括提供之產品及服務(業務分項)或提供產品及服務之特定經濟環境(區域分項)，均受有別於其他分項之風險及利益所限。

本集團選擇業務分項資料為主要報告形式，而區域分項資料則為次選報告形式。

分項收益、開支、業績、資產及負債均包括直接劃分入該區分項之項目或可合理劃分為該項之項目。分項收益、開支、資產及負債乃於集團間結算前釐定，集團間交易則予以抵銷作為綜合處理之部分，惟集團企業間之有關集團間結餘及交易乃為單一分項。分項間定價乃按給予外間人士之相似條款釐定。

分項資本開支乃指期內因購入預計可使用超過一年之分項資產(包括有形及無形資產)所產生之總成本。

### (r) 等同現金

現金及現金等值包括現金、銀行及其他金融機構結餘，於購入日起三個月內到期；短期及高流動定期存放銀行同業及投資，可隨時轉換成預知之現金而其價值受較低風險影響，即期及構成本集團現金管理之銀行同業及其他金融機構款項，亦構成現金和現金等值，作為編製現金流量表。

### (s) 僱員福利

(i) 薪金、年度花紅、有薪年假及本集團的非貨幣福利成本在本集團僱員提供相關服務的年度計算。

## 2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

### *(q) Segment reporting*

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

### *(r) Cash equivalents*

Cash and cash equivalents comprise cash and balances with banks and other financial institutions, and short-term, highly liquid inter-bank placements and investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Balances of banks and other financial institutions that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

### *(s) Employee benefits*

(i) Salaries, annual bonuses, paid annual leave and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

## 2. 主要會計政策(續)

### (s) 僱員福利(續)

(ii) 本銀行按香港《強制性公積金計劃條例》規定作出的強積金供款，在其發生時於損益賬內列支。

(iii) 當本集團授予僱員認股權以購入本銀行股份，其所收取之代價於授予當日將確認為「其他賬項及準備」。在行使認股權時，股東資金會按已收所得款項及其授予代價增加。

### (t) 所發行之後償票據

所發行之後償票據乃按發行所得淨值計入資產負債表。

所發行之後償票據，其利息按票息率經攤銷發行溢價或折讓之調整後於損益賬中扣除，從而於發行日至贖回日期間以固定比率支銷。

到期前購回或付清所發票據而於償還額與賬面值出現之差額，隨即入賬於損益賬。

## 3. (a) 新僱員獎勵計劃之會計政策

本集團根據一項新獎勵計劃授予若干僱員獎賞，以購入本銀行股份。獎賞之公平價值以授出日計算，並在獎賞授出日與生效期內於損益賬扣除及撥入股東資金內。獎賞未生效期內所派發相等於股息之現金，將以花紅支出按應計基準於損益賬扣除。

### (b) 近期頒布的會計準則

香港會計師公會頒布多項新訂及經修訂的《香港財務報告準則》和《香港會計準則》(統稱《新香港財務報告準則》)，由二零零五年一月一日或之後的會計期開始生效。

## 2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

### *(s) Employee benefits (continued)*

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Funds Scheme Ordinance are recognised as an expense in the profit and loss account when incurred.

(iii) When the Group grants employees options to acquire shares of the Bank, the considerations received are recognised as "Other accounts and provisions" at the date of grant. When the options are exercised, shareholders' fund is increased by the amount of the proceeds and consideration received.

### *(t) Subordinated notes issued*

Subordinated notes issued are included in the balance sheet at the value of the net proceeds received upon issue.

Interest on subordinated notes issued is charged to profit and loss account at the coupon rate adjusted for the amortisation of any premium or discount arising on issue so as to achieve a constant rate of charge over the period from the date of issue to the date of redemption.

When notes issued are repurchased or settled before maturity, any difference between the amount repaid and the carrying amount is recognised immediately in the profit and loss account.

## 3. *(a) Accounting policy on new Employee Incentive Plan ("EIP")*

The Group has granted awards to certain employees to acquire shares of the Bank under a new EIP. The fair value of the awards is measured at the grant date and is charged to the profit and loss account and credited to shareholders' funds between the grant date and the vesting date. The cash amount equal to the dividend that would have been paid during the period up to vesting will be charged to the profit and loss account as bonus expenses on an accrual basis.

### *(b) Recently issued accounting standards*

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005.

3. (b) ***近期頒布的會計準則(續)***

本集團並未於截至二零零四年十二月三十一日止年度提前採納該等《新香港財務報告準則》。

本集團已開始評估《新香港財務報告準則》所帶來的影響，但在此階段未能説明該等《新香港財務報告準則》對本集團的業績及財務狀況是否重大影響。

3. (b) ***Recently issued accounting standards (continued)***

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004.

The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

## 4. 營業溢利 / OPERATING PROFIT

### (a) 利息收入 / Interest income

| | | 2004 | 2003 |
|---|---|---|---|
| 上市證券的利息收入 | Interest income on listed investments | 79,680 | 58,950 |
| 非上市證券的利息收入 | Interest income on unlisted investments | 484,199 | 283,762 |
| 其他利息收入 | Other interest income | 2,313,127 | 1,963,680 |
| | | 2,877,006 | 2,306,392 |

### (b) 其他營業收入 / Other operating income

| | | 2004 | 2003 |
|---|---|---|---|
| 服務費及佣金 | Fees and commissions | | |
| 貸款佣金及服務費 | Credit commission and fees | 89,649 | 65,062 |
| 有關信用咭服務費 | Credit card related fees | 63,416 | 56,479 |
| 有關貿易服務費 | Trade related fees | 92,374 | 62,261 |
| 保險業務佣金收入 | Insurance commission | 52,723 | 37,414 |
| 股票買賣服務費 | Stockbroking fees | 70,623 | 52,178 |
| 其他服務費及佣金收入 | Other fees and commission income | 152,652 | 105,532 |
| (減)：服務費及佣金支出 | (Less): fees and commission paid | (37,341) | (27,700) |
| | | 484,096 | 351,226 |
| 外滙買賣收益 | Gains arising from dealing in foreign currencies | 114,341 | 85,831 |
| 持作買賣用途證券及其他買賣溢利／(虧損) | Profits/(losses) on securities and other dealing activities | 6,695 | (3,552) |
| 非上市投資股息收入 | Dividend income from unlisted investments | 4,124 | 2,798 |
| 上市投資股息收入 | Dividend income from listed investments | 6,373 | 544 |
| 其他 | Others | 24,441 | 16,646 |
| | | 640,070 | 453,493 |

## 4. 營業溢利(續) / 4. OPERATING PROFIT (CONTINUED)

### (c) 營業支出 / (c) Operating expenses

| | | 2004 | 2003 |
|---|---|---|---|
| 僱員成本 | Staff costs | | |
| 薪金及其他僱員成本 | Salaries and other staff costs | 563,934 | 416,538 |
| 退休福利成本(附註35) | Retirement benefit costs (Note 35) | 35,203 | 32,625 |
| 僱員獎勵計劃成本 | EIP Cost | 2,248 | - |
| | | 601,385 | 449,163 |
| 行址及設備支出未計折舊 | Premises and equipment expenses, excluding depreciation | 102,841 | 68,435 |
| 折舊(附註21) | Depreciation (Note 21) | 108,058 | 67,420 |
| 核數師費用 | Auditors' remuneration | 2,500 | 2,451 |
| 商譽攤銷(附註22) | Amortisation of goodwill (Note 22) | 44,997 | 12,661 |
| 其他 | Others | 168,326 | 112,031 |
| | | 1,028,107 | 712,161 |

### (d) 利息支出 / (d) Interest expense

利息支出已包括借貸資本利息為港幣134,514,000元(二零零三年:港幣39,907,000元)

The amount included interest expenses on loan capital of HK$134,514,000 (2003: HK$39,907,000).

## 5.

### (a) 重估投資物業及出售有形固定資產之收益 / (a) Gains on revaluation of investment properties and disposal of tangible fixed assets

項目已包括重估投資物業之未實現收益港幣57,040,000元(二零零三年之未實現虧損:港幣4,024,000元)。

The amount included an unrealised gain on revaluation of investment properties of HK$57,040,000 (unrealised loss in 2003: HK$4,024,000).

### (b) 出售持有至到期日證券及非持作買賣用途證券之溢利 / (b) Profits on disposal of held-to-maturity and non-trading securities

| | | 2004 | 2003 |
|---|---|---|---|
| 出售持有至到期日證券之溢利 | Profit on disposal of held-to-maturity securities | 201 | 5,860 |
| 轉讓持有至到期日證券之溢利 | Profit on transfer of held-to-maturity securities | - | 17,822 |
| 出售非持作買賣用途證券之溢利 | Profit on disposal of non-trading securities | 6,307 | 10,358 |
| | | 6,508 | 34,040 |

## 6. 稅項

### (a) 綜合損益計算表內之稅項為：

## 6. TAXATION

### *(a) Taxation in the consolidated profit and loss account represents:*

| | | 2004 | 2003 |
|---|---|---|---|
| 本期稅項－香港利得稅撥備 | Current tax – Provision for Hong Kong profits tax | | |
| 本年度稅項 | Tax for the year | 194,659 | 141,237 |
| 往年年度撥備過剩 | Overprovision in respect of prior year | (9,703) | (8,432) |
| | | 184,956 | 132,805 |
| 本期稅項－海外 | Current tax – Overseas | | |
| 本年度稅項 | Tax for the year | 50,315 | 32,746 |
| 往年年度撥備(過剩)／不足 | (Over)/under-provision in respect of prior year | (222) | 149 |
| | | 50,093 | 32,895 |
| 遞延稅項 | Deferred taxation | | |
| 暫時性差異產生及轉回 | *Origination and reversal of temporary differences* | 6,828 | (4,912) |
| 稅率增加對遞延稅項於一月一日之結餘之影響 | Effect of increase in tax rate on deferred tax balances at 1st January | – | (2,753) |
| | | 6,828 | (7,665) |
| 應佔聯營公司之稅項 | Share of associate's taxation | | |
| 本期稅項 | Current tax | 1,182 | 363 |
| 遞延稅項 | Deferred taxation | (498) | (10,795) |
| | | 684 | (10,432) |
| | | 242,561 | 147,603 |

香港利得稅準備乃按截至二零零四年十二月三十一日止之年度應課稅溢利照現行稅率百分之十七點五(二零零三年：百分之十七點五)計算。海外稅項按本集團之有關單位經營所在國家現行稅率計算。

The provision for Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profits for the year ended 31st December 2004. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

## 6. 稅項(續)

### (b) 稅務支出及使用適用稅率之會計溢利對賬：

## 6. TAXATION *(CONTINUED)*

### *(b) Reconciliation between tax expenses and accounting profit at applicable tax rates:*

| | | 2004 | % | 2003 | % |
|---|---|---|---|---|---|
| 除稅前溢利 | Profit before tax | 1,412,174 | 100 | 1,012,251 | 100 |
| 按有關國家適用利得稅率計算除稅前溢利的名義稅項 | Notional tax on profit before tax, calculated at the rates applicable to profits in the countries concerned | 245,979 | 17.42 | 231,505 | 22.86 |
| 不可扣減開支之稅項影響 | Tax effect of non-deductible expenses | 49,614 | 3.52 | 7,299 | 0.72 |
| 非應課稅收益之稅項影響 | Tax effect of non-taxable revenue | (44,705) | (3.17) | (80,165) | (7.92) |
| 未確認的未使用稅損之稅項影響 | Tax effect of unused tax losses not recognised | 1,599 | 0.11 | - | - |
| 年內稅率增加對遞延稅項期初結餘之影響 | Effect on opening deferred tax balances resulting from an increase in tax rate during the year | - | - | (2,753) | (0.27) |
| 往年年度撥備過剩 | Over-provision in prior years | (9,926) | (0.70) | (8,283) | (0.81) |
| | | 242,561 | 17.18 | 147,603 | 14.58 |

### (c) 資產負債表內之可收回稅項及稅項準備如下：

### *(c) Tax recoverable and provision in the balance sheets are as follows:*

| | | 永亨銀行集團 The Group 2004 | 2003 | 永亨銀行 The Bank 2004 | 2003 |
|---|---|---|---|---|---|
| 「客戶之貸款及其他賬項已減除準備」內包括： | Included in "Advances to customers and other accounts less provisions": | | | | |
| 可收回本期稅項 | Current tax recoverable | 5,381 | 11,604 | - | - |
| 遞延稅項資產 | Deferred tax assets | 27,950 | 17,868 | 9,324 | 3,202 |
| | | 33,331 | 29,472 | 9,324 | 3,202 |
| 「其他賬項及準備」內包括： | Included in "Other accounts and provisions: | | | | |
| 應付本期稅項(附註24) | Current tax payable (Note 24) | 63,381 | 70,442 | 20,206 | 27,552 |
| 遞延稅項負債(附註24) | Deferred tax liabilities (Note 24) | 55,884 | 49,024 | 49,508 | 36,959 |
| | | 119,265 | 119,466 | 69,714 | 64,511 |

所有本期可收回及應付稅項預期於一年內結清。

All current tax recoverable and payable are expected to be settled within 1 year.

6. **稅項（續）**

*(d)* ***已確認之遞延稅項資產及負債***

於綜合資產負債表內確認之遞延稅項（資產）／負債之組成部份及年內變動如下：

## 6. TAXATION *(CONTINUED)*

### *(d) Deferred tax assets and liabilities recognised*

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

永亨銀行集團 The Group 2004

| | | 超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation | 重估物業 Revaluation of properties | 重估非持作買賣用途證券 Revaluation of non-trading securities | 呆壞賬一般撥備 General provision for bad and doubtful debts | 稅務虧損 Tax losses | 合計 Total |
|---|---|---|---|---|---|---|---|
| 於二零零四年一月一日結餘 | At 1st January, 2004 | 18,777 | 87,465 | 2,742 | (74,698) | (3,130) | 31,156 |
| 綜合損益賬內撇除／（提撥） | Charged/(credited) to consolidated profit and loss account | 10,167 | - | - | (3,829) | 490 | 6,828 |
| 儲備內（提撥）／撇除 | (Credited)/charged to reserves | - | (11,055) | 1,005 | - | - | (10,050) |
| 於二零零四年十二月三十一日結餘 | At 31st December, 2004 | 28,944 | 76,410 | 3,747 | (78,527) | (2,640) | 27,934 |

永亨銀行 The Bank 2004

| | | 超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation | 重估物業 Revaluation of properties | 重估非持作買賣用途證券 Revaluation of non-trading securities | 呆壞賬一般撥備 General provision for bad and doubtful debts | 合計 Total |
|---|---|---|---|---|---|---|
| 於二零零四年一月一日結餘 | At 1st January, 2004 | 19,571 | 52,083 | 1,890 | (39,787) | 33,757 |
| 因與浙一合併而增加 | Addition through merger with CFB | 838 | 20,356 | - | (20,883) | 311 |
| 綜合損益賬內撇除 | Charged to consolidated profit and loss account | 3,623 | - | - | 367 | 3,990 |
| 儲備內撇除 | Charged to reserves | - | 582 | 1,544 | - | 2,126 |
| 於二零零四年十二月三十一日結餘 | At 31st December, 2004 | 24,032 | 73,021 | 3,434 | (60,303) | 40,184 |

## 6. 稅項（續） 6. TAXATION (CONTINUED)

### (d) 已確認之遞延稅項資產及負債（續） (d) Deferred tax assets and liabilities recognised (continued)

永亨銀行集團
The Group 2003

| | | 超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation | 重估物業 Revaluation of properties | 重估非持作買賣用途證券 Revaluation of non-trading securities | 呆壞賬一般撥備 General provision for bad and doubtful debts | 稅務虧損 Tax losses | 合計 Total |
|---|---|---|---|---|---|---|---|
| 於二零零三年一月一日結餘 | At 1st January, 2003 | | | | | | |
| 一往年報告 | - as previously reported | - | - | - | - | - | - |
| 一往年期間調整 | - prior period adjustments | 21,142 | 47,927 | - | (47,329) | (3,178) | 18,562 |
| 一重報 | - as restated | 21,142 | 47,927 | - | (47,329) | (3,178) | 18,562 |
| 透過收購附屬公司 | Through acquisition of subsidiaries | (1,250) | 35,343 | - | (20,771) | - | 13,322 |
| 綜合損益賬內（提撥）／撇除 | (Credited)/charged to consolidated profit and loss account | (1,115) | - | - | (6,598) | 48 | (7,665) |
| 儲備內撇除 | Charged to reserves | - | 4,195 | 2,742 | - | - | 6,937 |
| 於二零零三年十二月三十一日結餘 | At 31st December, 2003 | 18,777 | 87,465 | 2,742 | (74,698) | (3,130) | 31,156 |

永亨銀行
The Bank 2003

| | | 超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation | 重估物業 Revaluation of properties | 重估非持作買賣用途證券 Revaluation of non-trading securities | 呆壞賬一般撥備 General provision for bad and doubtful debts | 合計 Total |
|---|---|---|---|---|---|---|
| 於二零零三年一月一日結餘 | At 1st January, 2003 | | | | | |
| 一往年報告 | - as previously reported | - | - | - | - | - |
| 一往年期間調整 | - prior period adjustments | 18,760 | 47,909 | - | (37,673) | 28,996 |
| 一重報 | - as restated | 18,760 | 47,909 | - | (37,673) | 28,996 |
| 綜合損益賬內（提撥）／撇除 | (Credited)/charged to consolidated profit and loss account | 811 | - | - | (2,114) | (1,303) |
| 儲備內撇除 | Charged to reserves | - | 4,174 | 1,890 | - | 6,064 |
| 於二零零三年十二月三十一日結餘 | At 31st December, 2003 | 19,571 | 52,083 | 1,890 | (39,787) | 33,757 |

## 7. 本銀行股東應得之溢利

本銀行股東應得之溢利中計有港幣973,404,000元（二零零三年：港幣866,964,000元）於銀行之賬項內出賬。

## 7. PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS

The profit attributable to the shareholders includes an amount of HK$973,404,000 (2003: HK$866,964,000) which has been dealt with in the accounts of the Bank.

## 8. 股息

### (a) 本年度股息

## 8. DIVIDENDS

### *(a) Dividends attributable to the year*

| | | 2004 | 2003 |
|---|---|---|---|
| 按293,910,500股（二零零三年：293,690,500股）計算，已宣佈及派發之中期股息每股港幣五角三仙（二零零三年：港幣三角七仙） | Interim dividend declared and paid of HK$0.53 (2003: HK$0.37) per share on 293,910,500 (2003: 293,690,500) shares | 155,773 | 108,665 |
| 低估去年之末期及特別股息 | Underprovision of final and special dividends in respect of the previous year | 140 | 148 |
| 按293,910,500股（二零零三年：293,780,500股）計算，在資產負債表結算日後擬派之末期股息每股港幣一元四角三仙（二零零三年：港幣一元零八仙） | Final dividend proposed after the balance sheet date of HK$1.43 (2003: HK$1.08) per share on 293,910,500 (2003: 293,780,500) shares | 420,292 | 317,283 |
| | | 576,205 | 426,096 |

在資產負債表結算日後擬派之末期股息，並未於資產負債表日確認為負債。

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

### (b) 於年內批准及派發之去年應得股息

### *(b) Dividends attributable to the previous year, approved and paid during the year*

| | | 2004 | 2003 |
|---|---|---|---|
| 按293,910,500股（二零零三年：293,560,500股）計算，於去年批准及派發之末期股息每股港幣一元零八仙（二零零三年：港幣七角九仙） | Final dividend in respect of the previous year, approved and paid during the year, of HK$1.08 (2003: HK$0.79) per share on 293,910,500 (2003: 293,560,500) shares | 317,423 | 231,913 |
| 按293,910,500股（二零零三年：293,560,500股）計算，於去年批准及派發之特別股息每股港幣零元（二零零三年：港幣六角六仙） | Special dividend in respect of the previous year, approved and paid during the year, of HK$Nil (2003: HK$0.66) per share on 293,910,500 (2003: 293,560,500) shares | – | 193,750 |
| | | 317,423 | 425,663 |

## 9. 董事酬金

遵照香港公司條例161節而發表之董事酬金現列如下：

## 9. DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to section 161 of the Hong Kong Companies Ordinance are as follows:

| | | 2004 | 2003 |
|---|---|---|---|
| 執行董事袍金 | Executives' fees | 609 | 582 |
| 非執行董事袍金 | Non-executives' fees | 1,283 | 700 |
| 薪金及其他酬金 | Salaries and other emoluments | 11,641 | 10,202 |
| 退休金供款 | Pension contributions | 1,077 | 975 |
| 花紅 | Performance bonuses | 15,700 | 6,700 |
| | | 30,310 | 19,159 |

除上述所列之董事酬金外，執行董事可獲發認股權及獎賞，詳情已列於董事會報告書有關「認股權計劃」及「僱員獎勵計劃」內。

In addition to the above remunerations, Executive Directors were granted share options and awards under the Bank's Share Option Scheme and Employee Incentive Plan. The details of these benefits in kind are disclosed under "Share Option Scheme" and "Employee Incentive Plan" in the Report of the Directors.

董事酬金入於下列各範圍內：

The emoluments of the directors are within the following bands:

| | | 2004 董事人數 Number of Directors | 2003 董事人數 Number of Directors |
|---|---|---|---|
| 港幣0 元 — 港幣1,000,000 元 | HK$ 0 - HK$1,000,000 | 9 | 7 |
| 港幣2,000,001 元 — 港幣2,500,000 元 | HK$2,000,001 - HK$2,500,000 | - | 1 |
| 港幣2,500,001 元 — 港幣3,000,000 元 | HK$2,500,001 - HK$3,000,000 | 1 | - |
| 港幣3,500,001 元 — 港幣4,000,000 元 | HK$3,500,001 - HK$4,000,000 | - | 1 |
| 港幣4,000,001 元 — 港幣4,500,000 元 | HK$4,000,001 - HK$4,500,000 | - | 1 |
| 港幣6,500,001 元 — 港幣7,000,000 元 | HK$6,500,001 - HK$7,000,000 | 2 | - |
| 港幣8,000,001 元 — 港幣8,500,000 元 | HK$8,000,001 - HK$8,500,000 | - | 1 |
| 港幣13,000,001元— 港幣13,500,000元 | HK$13,000,001 - HK$13,500,000 | 1 | - |
| | | 13 | 11 |

## 10. 行政人員酬金

最高受薪五位僱員包括三位(二零零三年：三位)董事，酬金已列於以上附註9內。餘下兩位(二零零三年：兩位)酬金現列如下：

## 10. EXECUTIVES' EMOLUMENTS

The five highest paid individuals included three (2003: three) directors, details of whose emoluments are set out in Note 9 above. The emoluments of the remaining two individuals (2003: two) are as follows:

| | | 2004 | 2003 |
|---|---|---|---|
| 薪金及其他酬金 | Salaries and other emoluments | 2,868 | 2,768 |
| 退休金供款 | Pension contributions | 338 | 330 |
| 花紅 | Performance bonuses | 3,660 | 1,450 |
| | | 6,866 | 4,548 |

行政人員酬金入於下列各範圍內：

The emoluments of the executive are within the following band:

| | | 2004<br>行政人員<br>人數<br>Number of Executives | 2003<br>行政人員<br>人數<br>Number of Executives |
|---|---|---|---|
| 港幣2,000,001元－港幣2,500,000元 | HK$ 2,000,001 - HK$ 2,500,000 | – | 2 |
| 港幣2,500,001元－港幣3,000,000元 | HK$ 2,500,001 - HK$ 3,000,000 | 1 | – |
| 港幣4,000,001元－港幣4,500,000元 | HK$ 4,000,001 - HK$ 4,500,000 | 1 | – |
| | | 2 | 2 |

## 11. 每股盈利

每股基本盈利乃根據全年股東應得之溢利港幣1,168,021,000元(二零零三年：港幣863,876,000元)及於該期間已發行股份之加權平均數293,897,112股(二零零三年：293,606,538股)普通股計算。

攤薄每股盈利乃根據全年股東應得之溢利港幣1,168,021,000元(二零零三年：港幣863,876,000元)及於該期間已發行股份之加權平均數294,567,557股(二零零三年：293,772,317股)普通股計算，並就所有潛在攤薄盈利的股份670,445股(二零零三年：165,779股)普通股予已調整。

## 11. EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to the shareholders of HK$1,168,021,000 (2003: HK$863,876,000) and on the weighted average number of 293,897,112 (2003: 293,606,538) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$1,168,021,000 (2003: HK$863,876,000) and on the weighted average number of 294,567,557 (2003: 293,772,317) ordinary shares in issue during the year after adjustment for the effects of all dilutive potential ordinary shares of 670,445 (2003: 165,779).

## 11. 每股盈利(續)

## 11. EARNINGS PER SHARE (CONTINUED)

| | | 2004<br>每股港幣一元之股份數目<br>Number of shares of HK$1 each | 2003<br>每股港幣一元之股份數目<br>Number of shares of HK$1 each |
|---|---|---|---|
| 用作計算每股基本盈利的普通股份加權平均數 | Weighted average number of ordinary shares used in calculating basic earnings per share | **293,897,112** | 293,606,538 |
| 被視為行使之認股權計劃 | Deemed exercise of Share Option Scheme | **347,069** | 165,779 |
| 被視為行使之僱員獎賞計劃 | Deemed exercise of EIP | **323,376** | – |
| 用作計算每股攤薄盈利的普通股份加權平均數 | Weighted average number of ordinary shares used in calculating diluted earnings per share | **294,567,557** | 293,772,317 |

## 12. 現金及短期資金

## 12. CASH AND SHORT-TERM FUNDS

| | | 永亨銀行集團<br>The Group | | 永亨銀行<br>The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 現金及存放銀行同業及其他金融機構 | Cash and balances with banks and other financial institutions | 1,394,069 | 1,042,276 | 1,106,702 | 554,149 |
| 短期存放同業 | Money at call and short notice | 18,548,891 | 16,271,062 | 18,481,417 | 16,041,091 |
| 政府債券(附註26) | Treasury bills (Note 26) | 586,358 | 1,089,467 | 402,416 | 399,999 |
| | | 20,529,318 | 18,402,805 | 19,990,535 | 16,995,239 |

所有政府債券為持有至到期日，由中央政府及各中央銀行發出，並為非上市之債券。

All treasury bills are held-to-maturity, issued by central governments and central banks and are unlisted.

## 13. 貿易票據已減除準備

## 13. TRADE BILLS LESS PROVISIONS

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 貿易票據 | Trade bills | 552,613 | 598,051 | 388,671 | 287,158 |
| 特殊準備(附註17) | Specific provisions for bad and doubtful debts (Note 17) | (54) | (177) | (54) | (177) |
| 一般準備(附註17) | General provisions for bad and doubtful debts (Note 17) | (1,435) | (1,979) | (1,374) | (1,119) |
| | | 551,124 | 595,895 | 387,243 | 285,862 |

## 14. 存款證

## 14. CERTIFICATES OF DEPOSIT HELD

持有之存款證全部為持有至到期日及非上市之存款證。

All the certificates of deposit held are held-to-maturity and are unlisted.

## 15. 持作買賣用途證券

## 15. TRADING SECURITIES

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 債務證券(附註26) | Debt securities (Note 26) | | | | |
| 本港上市 | Listed in Hong Kong | 153 | - | 153 | - |
| 非上市 | Unlisted | - | 536,536 | - | 536,536 |
| | | 153 | 536,536 | 153 | 536,536 |
| 本港上市股票 | Equity securities listed in Hong Kong | 11,914 | 9,528 | - | - |
| | | 12,067 | 546,064 | 153 | 536,536 |

持作買賣用途證券交易對手如下：

Trading securities analysed by counterparty are as follows:

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 發行機構: | Issued by: | | | | |
| 中央政府及中央銀行 | Central government and central banks | 50 | 536,536 | 50 | 536,536 |
| 銀行同業及其他金融機構 | Banks and other financial institutions | 5,364 | 2,980 | - | - |
| 企業 | Corporate entities | 6,550 | 6,548 | - | - |
| 公營機構 | Public sector | 103 | - | 103 | - |
| | | 12,067 | 546,064 | 153 | 536,536 |

## 16. 客戶之貸款及其他賬項已減除準備

### (a) 客戶之貸款及其他賬項

## 16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS

### *(a) Advances to customers and other accounts*

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | **2004** | 2003 | **2004** | 2003 |
| 客戶貸款（附註26） | Advances to customers (Note 26) | **49,189,126** | 46,611,685 | **39,437,861** | 25,700,453 |
| 銀行同業及其他金融機構之貸款（附註26） | Advances to banks and other financial institutions (Note 26) | **110,865** | 142,371 | **110,865** | 142,371 |
| 特殊準備（附註17） | Specific provisions for bad and doubtful debts (Note 17) | **(127,731)** | (276,682) | **(83,611)** | (145,208) |
| 一般準備（附註17） | General provisions for bad and doubtful debts (Note 17) | **(494,779)** | (465,940) | **(347,786)** | (218,342) |
| 應計利息及其他賬項 | Accrued interest and other accounts | **1,067,858** | 1,096,993 | **679,163** | 512,005 |
| | | **49,745,339** | 47,108,427 | **39,796,492** | 25,991,279 |

### (b) 不履行貸款

已扣除撥入暫記賬之利息或已停止累計利息之貸款，連同暫記利息及減除抵押品價值而作出之特殊準備數額如下：

### *(b) Non-performing loans*

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

| | | 永亨銀行集團 The Group | |
|---|---|---|---|
| | | **2004** | 2003 |
| 客戶不履行貸款 | Gross non-performing advances to customers | **824,995** | 1,387,664 |
| 佔客戶貸款總額之百分比 | Gross non-performing advances as a percentage of total advances to customers | **1.68%** | 2.98% |
| 所持抵押品金額 | Amount of collateral held | **671,350** | 1,071,767 |
| 特殊準備 | Specific provisions | **125,732** | 273,930 |
| 暫記利息 | Suspended interest | **465,552** | 538,908 |

於二零零三年十二月三十一日及二零零四年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中，並無利息撥入暫記賬或已停止累計利息之貸款。

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 31st December, 2004 and 31st December, 2003.

## 16. 客戶之貸款及其他賬項已減除準備（續）

## 16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS (CONTINUED)

(c) ***客戶貸款內包括融資租賃：***

根據融資租賃應收的最低租賃付款總額及其現值如下：

(c) ***Included in advances to customers are net investments in finance leases:***

The total minimum lease payments receivable under finance leases and their present values are as follows:

| | 永亨銀行集團 The Group | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | 最低租賃付款現值 Present value of the minimum lease payments | 相關未來利息收入 Interest income relating to future periods | 最低租賃付款總額 Total minimum lease payments | 最低租賃付款現值 Present value of the minimum lease payments | 相關未來利息收入 Interest income relating to future periods | 最低租賃付款總額 Total minimum lease payments |
| 應收賬款： Amount receivable: | | | | | | |
| 一年以內 Within 1 year | 1,506,382 | 160,574 | 1,666,956 | 1,237,864 | 140,662 | 1,378,526 |
| 一年以上至五年內 After 1 year but within 5 years | 1,767,630 | 141,653 | 1,909,283 | 1,319,077 | 124,181 | 1,443,258 |
| 五年以上 After 5 years | 239,480 | 56,966 | 296,446 | 366,504 | 54,233 | 420,737 |
| | 3,513,492 | 359,193 | 3,872,685 | 2,923,445 | 319,076 | 3,242,521 |
| 呆壞賬準備 Provisions for bad and doubtful debts | (2,366) | | | (2,022) | | |
| 融資租賃的淨投資額 Net investment in finance leases | 3,511,126 | | | 2,921,423 | | |

於二零零三年十二月三十一日及二零零四年十二月三十一日，本銀行並無融資租賃應收款項。

The Bank had no finance lease receivable as at 31st December, 2004 and 31st December, 2003.

## 17. 呆壞賬準備

## 17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS

| | | 永亨銀行集團 The Group 2004 | | | |
|---|---|---|---|---|---|
| | | 特殊 Specific | 一般 General | 合計 Total | 暫記利息 Suspended Interest |
| 一月一日結餘 | At 1st January | 276,859 | 467,919 | 744,778 | 538,908 |
| 新提撥 | New provisions | 51,085 | 31,864 | 82,949 | - |
| 回撥 | Releases | (24,850) | (3,665) | (28,515) | - |
| 支取損益賬淨額 | Net charge to profit and loss account | 26,235 | 28,199 | 54,434 | - |
| 收回往年已撇除之貸款 | Recoveries of advances written off in previous years | 85,556 | - | 85,556 | (21,177) |
| 年內暫記利息 | Interest suspended during the year | - | - | - | 137,494 |
| 年內撇除 | Amounts written off | (260,865) | 94 | (260,771) | (189,225) |
| 匯兑調整 | Exchange adjustment | - | 2 | 2 | - |
| 十二月三十一日結餘 | At 31st December | 127,785 | 496,214 | 623,999 | 466,000 |
| 包括下列項目準備: | Representing: | | | | |
| 貿易票據(附註13) | Trade bills (Note 13) | 54 | 1,435 | 1,489 | 449 |
| 客戶貸款(附註16(a)) | Advances to customers (Note 16(a)) | 127,731 | 494,779 | 622,510 | 465,551 |
| | | 127,785 | 496,214 | 623,999 | 466,000 |

| | | 永亨銀行 The Bank 2004 | | | |
|---|---|---|---|---|---|
| | | 特殊 Specific | 一般 General | 合計 Total | 暫記利息 Suspended Interest |
| 一月一日結餘 | At 1st January | 145,385 | 219,461 | 364,846 | 455,786 |
| 因與浙一合併而增加 | Addition through merger with CFB | 80,645 | 122,000 | 202,645 | 1,526 |
| 新提撥 | New provisions | 35,039 | 11,265 | 46,304 | - |
| 回撥 | Releases | (17,804) | (3,575) | (21,379) | - |
| 支取損益賬淨額 | Net charge to profit and loss account | 17,235 | 7,690 | 24,925 | - |
| 收回往年已撇除之貸款 | Recoveries of advances written off in previous years | 80,298 | - | 80,298 | (19,967) |
| 年內暫記利息 | Interest suspended during the year | - | - | - | 127,903 |
| 年內撇除 | Amounts written off | (239,898) | - | (239,898) | (176,555) |
| 滙兑調整 | Exchange adjustment | - | 9 | 9 | - |
| 十二月三十一日結餘 | At 31st December | 83,665 | 349,160 | 432,825 | 388,693 |
| 包括下列項目準備: | Representing: | | | | |
| 貿易票據(附註13) | Trade bills (Note 13) | 54 | 1,374 | 1,428 | 449 |
| 客戶貸款(附註16(a)) | Advances to customers (Note 16(a)) | 83,611 | 347,786 | 431,397 | 388,244 |
| | | 83,665 | 349,160 | 432,825 | 388,693 |

## 17. 呆壞賬準備(續)

## 17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS *(CONTINUED)*

永亨銀行集團
The Group 2003

| | | 特殊 Specific | 一般 General | 合計 Total | 暫記利息 Suspended Interest |
|---|---|---|---|---|---|
| 一月一日結餘 | At 1st January | 277,939 | 351,065 | 629,004 | 476,156 |
| 因收購附屬公司而增加 | Addition through acquisition of the subsidiaries | 128,501 | 121,457 | 249,958 | 2,036 |
| 新提撥 | New provisions | 350,998 | 14,559 | 365,557 | - |
| 回撥 | Releases | (21,104) | (19,166) | (40,270) | - |
| 支取損益賬淨額 | Net charge to profit and loss account | 329,894 | (4,607) | 325,287 | - |
| 收回往年已撇除之貸款 | Recoveries of advances written off in previous years | 37,675 | - | 37,675 | (17,031) |
| 年內暫記利息 | Interest suspended during the year | - | - | - | 149,856 |
| 年內撇除 | Amounts written off | (497,150) | - | (497,150) | (72,109) |
| 匯兑調整 | Exchange adjustments | - | 4 | 4 | - |
| 十二月三十一日結餘 | At 31st December | 276,859 | 467,919 | 744,778 | 538,908 |
| 包括下列項目準備: | Representing: | | | | |
| 貿易票據(附註13) | Trade bills (Note 13) | 177 | 1,979 | 2,156 | - |
| 客戶貸款(附註16(a)) | Advances to customers (Note 16(a)) | 276,682 | 465,940 | 742,622 | 538,908 |
| | | 276,859 | 467,919 | 744,778 | 538,908 |

永亨銀行
The Bank 2003

| | | 特殊 Specific | 一般 General | 合計 Total | 暫記利息 Suspended Interest |
|---|---|---|---|---|---|
| 一月一日結餘 | At 1st January | 230,980 | 237,606 | 468,586 | 398,424 |
| 新提撥 | New provisions | 285,451 | - | 285,451 | - |
| 回撥 | Releases | (12,175) | (18,145) | (30,320) | - |
| 支取損益賬淨額 | Net charge to profit and loss account | 273,276 | (18,145) | 255,131 | - |
| 收回往年已撇除之貸款 | Recoveries of advances written off in previous years | 33,014 | - | 33,014 | (8,003) |
| 年內暫記利息 | Interest suspended during the year | - | - | - | 130,214 |
| 年內撇除 | Amounts written off | (391,885) | - | (391,885) | (64,849) |
| 十二月三十一日結餘 | At 31st December | 145,385 | 219,461 | 364,846 | 455,786 |
| 包括下列項目準備: | Representing: | | | | |
| 貿易票據(附註13) | Trade bills (Note 13) | 177 | 1,119 | 1,296 | - |
| 客戶貸款(附註16(a)) | Advances to customers (Note 16(a)) | 145,208 | 218,342 | 363,550 | 455,786 |
| | | 145,385 | 219,461 | 364,846 | 455,786 |

## 18. 持有至到期日證券及非持作買賣用途證券

## 18. HELD-TO-MATURITY AND NON-TRADING SECURITIES

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 持有至到期日之證券(附註26): | Held-to-maturity securities (Note 26): | | | | |
| 持有至到期日之債務證券 | Held-to-maturity debt securities | | | | |
| 上市 | Listed | | | | |
| 一本港上市 | - in Hong Kong | 87,766 | 128,641 | 87,766 | 128,641 |
| 一海外上市 | - outside Hong Kong | 677,995 | 823,487 | 677,995 | 666,811 |
| | | 765,761 | 952,128 | 765,761 | 795,452 |
| 非上市 | Unlisted | 18,102,157 | 15,136,908 | 17,616,773 | 10,899,259 |
| | | 18,867,918 | 16,089,036 | 18,382,534 | 11,694,711 |
| 減:非上市債務證券之特殊準備 | Less: specific provision on unlisted debt securities | - | (22,500) | - | - |
| | | 18,867,918 | 16,066,536 | 18,382,534 | 11,694,711 |
| 非持作買賣用途之證券(附註26): | Non-trading securities (Note 26): | | | | |
| 非持作買賣用途之債務證券 | Non-trading debt securities | | | | |
| 上市(市場價值) | Listed (at market value) | | | | |
| 一本港上市 | - in Hong Kong | 29,196 | 9,495 | - | - |
| 一海外上市 | - outside Hong Kong | 858,144 | 990,572 | 802,692 | 934,885 |
| 非上市 | Unlisted | 352,783 | 401,935 | 331,853 | 336,074 |
| | | 1,240,123 | 1,402,002 | 1,134,545 | 1,270,959 |
| 非持作買賣用途之股票 | Non-trading equity securities | | | | |
| 本港上市(市場價值) | Listed in Hong Kong (at market value) | 93,463 | 11,116 | 93,213 | 10,760 |
| 非上市 | Unlisted | 187,236 | 102,610 | 179,550 | 67,315 |
| | | 280,699 | 113,726 | 272,763 | 78,075 |
| | | 1,520,822 | 1,515,728 | 1,407,308 | 1,349,034 |
| | | 20,388,740 | 17,582,264 | 19,789,842 | 13,043,745 |

## 18. 持有至到期日證券及非持作買賣用途證券(續)

## 18. HELD-TO-MATURITY AND NON-TRADING SECURITIES *(CONTINUED)*

持有至到期日上市債務證券之市場價值

| | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Market value of listed held-to-maturity debt securities | 779,768 | 982,845 | 779,768 | 826,323 |

於二零零三年,在轉移至非持作買賣用途的持有至到期日證券其經攤銷後成本為港幣236,999,000元。按照會計實務準則第24號「投資證券的會計處理」,於轉移日錄得溢利港幣17,822,000元於損益計算表中。於二零零四年,並無此轉移事項。

In 2003, held-to-maturity securities with an amortised cost of HK$236,999,000 were transferred to non-trading securities at a profit HK$17,822,000 being recognised in the profit and loss account at the date of transfer in accordance with SSAP 24 "Accounting for Investment in Securities". There were no such transfers in 2004.

除以上重列外,在出售經攤銷後成本為港幣67,503,000元(二零零三年:港幣263,819,000元)的持有至到期日之證券後,集團錄得溢利港幣84,000元(二零零三年:港幣5,860,000元)並誌於損益計算表中。資產負債管理委員會亦核准是次持有至到期日證券之出售,以修訂投資項目的期限及風險管理。

Except the above reclassification, held-to-maturity securities with an amortised cost of HK$67,503,000 (2003: HK$263,819,000) were disposed of at a profit HK$84,000 (2003: HK$5,860,000) being recognised in the profit and loss account. Management, approved by the Asset and Liability Management Committee, sold these held-to-maturity securities to modify the maturity and risk profile of the investment portfolios.

持有至到期日及非持作買賣用途之證券交易對手分析如下:

Held-to-maturity and non-trading securities analysed by counterparty are as follows:

| | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| 發行機構: Issued by: | | | | |
| 中央政府及中央銀行 Central governments and central banks | 7,774 | - | 7,774 | - |
| 銀行同業及其他金融機構 Banks and other financial institutions | 14,376,694 | 12,001,476 | 13,961,664 | 8,184,252 |
| 企業 Corporate entities | 5,091,009 | 4,054,895 | 4,934,253 | 3,477,587 |
| 公營機構 Public sector | 913,263 | 1,525,893 | 886,151 | 1,381,906 |
| | 20,388,740 | 17,582,264 | 19,789,842 | 13,043,745 |

持有至到期日之政府債券及存款證已分別披露於資產負債表、賬項附註12及附註14內。

Held-to-maturity treasury bills and certificates of deposit are disclosed separately in the balance sheets, note 12 and note 14 to the accounts.

## 19. 附屬公司投資

## 19. INVESTMENTS IN SUBSIDIARIES

| | | 2004 | 2003 |
|---|---|---|---|
| 非上市公司股份（原值） | Unlisted shares, at cost | 633,416 | 4,063,410 |

主要附屬公司現列如下：

The following list contains only the particulars of principal subsidiaries:

| 公司名稱<br>Name of company | 註冊及經營地點<br>Place of incorporation and operation | 已發行普通股面值<br>Nominal value of issued ordinary shares | 持有權益<br>Percentage held | 業務範圍<br>Principal activities |
|---|---|---|---|---|
| 浙江第一有限公司<br>（前浙江第一銀行有限公司）<br>Chekiang First Limited<br>(Formerly Chekiang First Bank Limited) | 香港<br>Hong Kong | HK$500 | 100% | 不活動<br>Dormant |
| 澳門永亨銀行有限公司<br>Banco Weng Hang, S.A. | 澳門<br>Macau | MOP120,000,000 | 100% | 銀行業務<br>Banking |
| 永亨銀行（開曼）有限公司<br>Wing Hang Bank (Cayman) Limited | 開曼群島<br>Cayman Islands | US$15,000,000 | 100% | 銀行業務<br>Banking |
| 永亨財務有限公司<br>Wing Hang Finance Company Limited | 香港<br>Hong Kong | HK$80,000,000 | 100% | 接受存款及租購貸款<br>Deposit Taking and Hire Purchase |
| 永亨蘇黎世保險有限公司<br>Wing Hang Zurich Insurance Company Limited | 香港<br>Hong Kong | HK$45,000,000 | 65% | 保險業務<br>Insurance |
| Cyber Wing Hang Limited | 香港<br>Hong Kong | HK$30,000,000 | 100% | 資訊科技投資<br>Information Technology Investment |
| 永亨信用財務有限公司<br>Wing Hang Credit Limited | 香港<br>Hong Kong | HK$20,000,000 | 100% | 私人貸款<br>Consumer Lending |
| 永亨證券有限公司<br>Wing Hang Shares Brokerage Company Limited | 香港<br>Hong Kong | HK$10,000,000 | 100% | 證券買賣<br>Securities Dealing |
| 永亨銀行信託有限公司<br>Wing Hang Bank (Trustee) Limited | 香港<br>Hong Kong | HK$3,000,000 | 100% | 信託服務<br>Trustee Services |
| 永亨保險顧問有限公司<br>Wing Hang Insurance Brokers Limited | 香港<br>Hong Kong | HK$100,000 | 100% | 保險顧問<br>Insurance Broker |
| 永亨保險代理有限公司<br>Wing Hang Insurance Agency Limited | 香港<br>Hong Kong | HK$50,000 | 100% | 保險代理<br>Insurance Agency |

## 19. 附屬公司投資 (續)

## 19. INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

| 公司名稱<br>Name of company | 註冊及經營地點<br>Place of incorporation and operation | 已發行普通股面值<br>Nominal value of issued ordinary shares | 持有權益<br>Percentage held | 業務範圍<br>Principal activities |
|---|---|---|---|---|
| 永亨銀行(代理人)有限公司<br>Wing Hang Bank (Nominees) Limited | 香港<br>Hong Kong | HK$10,000 | 100% | 代理服務<br>Nominee Services |
| 卓和企業有限公司<br>Cheuk Woo Enterprises Company Limited | 香港<br>Hong Kong | HK$10,000 | 100% | 物業投資<br>Property Investment |
| Wing Hang Financial Holdings (BVI) Limited | 英屬處女群島<br>British Virgin Islands | US$10 | 100% | 後償票據發行人<br>Issuer of Subordinated Notes |
| 浙一海外有限公司<br>C. F. Overseas, Inc. | 美國特拉華州<br>Delaware, U.S.A. | US$4,500,000 | 100% | 物業投資<br>Property Investment |
| 浙一地產有限公司<br>Honfirst Land Limited | 香港<br>Hong Kong | HK$27,000,000 | 100% | 物業投資<br>Property Investment |
| 浙一財務有限公司<br>C. F. Finance Company Limited | 香港<br>Hong Kong | HK$25,000,000 | 100% | 金融服務<br>Financial Services |
| 洪富投資有限公司<br>Honfirst Investment Limited | 香港<br>Hong Kong | HK$13,000,000 | 100% | 期貨交易<br>Futures Trading |
| 浙江第一證券有限公司<br>Chekiang First Securities Company Limited | 香港<br>Hong Kong | HK$6,000,000 | 100% | 證券買賣<br>Securities Dealing |
| 洪富物業代理有限公司<br>Honfirst Property Agency Limited | 香港<br>Hong Kong | HK$5,000,000 | 100% | 物業代理<br>Property Agency |
| 浙江第一銀行(信託)有限公司<br>Chekiang First Bank (Trustee) Limited | 香港<br>Hong Kong | HK$3,000,000 | 100% | 信託服務<br>Trustee Services |
| 浙江第一銀行(代理人)有限公司<br>Chekiang First Bank (Nominees) Limited | 香港<br>Hong Kong | HK$10,000 | 100% | 代理服務<br>Nominee Services |

## 20. 聯營公司投資

## 20. INVESTMENTS IN ASSOCIATED COMPANIES

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 非上市股份（原值） | Unlisted shares, at cost | - | - | 112,000 | 55,000 |
| 應佔淨資產 | Share of net assets | 73,706 | 73,384 | - | - |
| 貸予聯營公司 | Loans to associated companies | 62,000 | 70,130 | 62,000 | 31,000 |
| | | 135,706 | 143,514 | 174,000 | 86,000 |

貸予聯營公司之款項並無抵押、免息及須於二零零八年償還。

Loans to associated companies are unsecured, interest-free and repayable in 2008.

聯營公司現列如下：

The following list contains the particulars of associated companies:

| 公司名稱 Name of company | 註冊及經營地點 Place of incorporation and operation | 已發行普通股面值 Nominal value of issued ordinary shares | 持有權益 Percentage held | 投票權 Voting power | 業務範圍 Principal activities |
|---|---|---|---|---|---|
| 銀聯控股有限公司 Bank Consortium Holding Limited | 香港 Hong Kong | HK$150,000,000 | 27% | 七分之二* 2 out of 7* | 退休福利計劃服務 Provision of Services for Retirement Schemes |
| 香港人壽保險有限公司 Hong Kong Life Insurance Limited | 香港 Hong Kong | HK$210,000,000 | 33% | 三分之一* 1 out of 3* | 保險業務 Insurance |
| 銀聯通寶有限公司 Joint Electronic Teller Services Limited | 香港 Hong Kong | HK$10,023,800 | 20% (a) | 五分之一* 1 out of 5* | 自動櫃員機網絡 ATM Network |

* *本集團於董事會應佔之投票數目。*

* *Representing the number of votes on the board of directors attributable to the Group.*

*附註：*

*Notes:*

*(a) 本集團於銀聯通寶有限公司應佔淨資產仍根據本集團就此聯營公司所收取的股息計算。*

*(a) The Group's share of net asset in Joint Electronic Teller Services Limited is based on the Group's share of dividend received from this associated company during this year.*

## 21. 有形固定資產

## 21. TANGIBLE FIXED ASSETS

| | | 永亨銀行集團 The Group | | | |
|---|---|---|---|---|---|
| | | 銀行行址 Bank Premises | 投資物業 Investment Properties | 設備 Equipment | 合計 Total |
| 成本或估值 | Cost or valuation | | | | |
| 二零零四年一月一日結餘 | At 1st January, 2004 | 1,383,428 | 225,785 | 775,706 | 2,384,919 |
| 添置 | Additions | 72,018 | 18,187 | 61,085 | 151,290 |
| 出售 | Disposals | (27,541) | (29,222) | (258,789) | (315,552) |
| 轉賬 | Transfers | 74,150 | (74,150) | - | - |
| 換算調整 | Exchange adjustment | 37 | 111 | 22 | 170 |
| 重估盈餘 | Surplus on revaluation | - | 68,849 | - | 68,849 |
| 二零零四年十二月三十一日結餘 | At 31st December, 2004 | 1,502,092 | 209,560 | 578,024 | 2,289,676 |

上列資產之成本或估值分析如下：

The analysis of cost or valuation of the above assets is as follows:

| | | Bank Premises | Investment Properties | Equipment | Total |
|---|---|---|---|---|---|
| 成本 | At cost | 1,108,490 | - | 578,024 | 1,686,514 |
| 估值 | At valuation | | | | |
| 二零零四年 | 2004 | - | 209,560 | - | 209,560 |
| 一九九零年 | 1990 | 357,888 | - | - | 357,888 |
| 一九八九年 | 1989 | 9,347 | - | - | 9,347 |
| 一九八四年 | 1984 | 26,367 | - | - | 26,367 |
| | | 1,502,092 | 209,560 | 578,024 | 2,289,676 |
| 折舊累積 | Accumulated depreciation | | | | |
| 二零零四年一月一日結餘 | At 1st January, 2004 | 114,196 | 270 | 540,836 | 655,302 |
| 本年度提撥（附註4(c)) | Charge for the year (Note 4(c)) | 23,313 | 733 | 84,012 | 108,058 |
| 出售撇除 | Written back on disposals | (1,642) | (1,004) | (243,621) | (246,267) |
| 換算調整 | Exchange adjustment | - | 1 | 12 | 13 |
| 二零零四年十二月三十一日結餘 | At 31st December, 2004 | 135,867 | - | 381,239 | 517,106 |
| 賬面淨值 | Net book value | | | | |
| 二零零四年十二月三十一日 | at 31st December, 2004 | 1,366,225 | 209,560 | 196,785 | 1,772,570 |
| 二零零三年十二月三十一日 | at 31st December, 2003 | 1,269,232 | 225,515 | 234,870 | 1,729,617 |

## 21. 有形固定資產(續)

## 21. TANGIBLE FIXED ASSETS *(CONTINUED)*

銀行行址以成本或董事估值列賬。

Bank premises were stated at cost or directors' valuation.

投資物業已於二零零四年十二月三十一日經由獨立測量師行第一太平戴維斯(其員工部份為香港測量師學會的資深會員)以公開市值為基準列賬。

Investment properties were revalued by an independent firm of surveyors, FPDSavills who have among their staff, Fellows of the Hong Kong Institute of Surveyors, on an open market value basis as at 31st December, 2004.

如集團及銀行以成本減累計折舊入賬,行址的賬面值將分別為港幣1,049,641,000元(二零零三年:港幣950,660,000元)及港幣730,406,000元(二零零三年:港幣495,465,000元)。

The carrying amount of bank premises of the Group and the Bank would have been HK$1,049,641,000 (2003: HK$950,660,000) and HK$730,406,000 (2003: HK$495,465,000) respectively had they been stated at cost less accumulated depreciation.

| | | 永亨銀行 The Bank | | | |
|---|---|---|---|---|---|
| | | 銀行行址 Bank Premises | 投資物業 Investment Properties | 設備 Equipment | 合計 Total |
| 成本或估值 | Cost or valuation | | | | |
| 二零零四年一月一日結餘 | At 1st January, 2004 | 874,106 | 72,000 | 359,939 | 1,306,045 |
| 因與浙一合併而增加 | Additions through merger with CFB | 171,430 | 6,200 | 320,684 | 498,314 |
| 添置 | Additions | 22,568 | - | 55,542 | 78,110 |
| 出售 | Disposals | (13,930) | - | (248,305) | (262,235) |
| 轉賬 | Transfer | 72,000 | (72,000) | - | - |
| 滙兑調整 | Exchange adjustment | - | - | 2 | 2 |
| 重估盈餘 | *Surplus on revaluation* | - | 6,900 | - | 6,900 |
| 二零零四年十二月三十一日結餘 | At 31st December, 2004 | 1,126,174 | 13,100 | 487,862 | 1,627,136 |
| 上列資產之成本或估值分析如下: | The analysis of cost or valuation of the above assets is as follows: | | | | |
| 成本 | At cost | 767,436 | - | 487,862 | 1,255,298 |
| 估值 | At valuation | | | | |
| 二零零四年 | 2004 | - | 13,100 | - | 13,100 |
| 一九九零年 | 1990 | 357,888 | - | - | 357,888 |
| 一九八九年 | 1989 | 850 | - | - | 850 |
| | | 1,126,174 | 13,100 | 487,862 | 1,627,136 |
| 折舊累積 | Accumulated depreciation | | | | |
| 二零零四年一月一日結餘 | At 1st January, 2004 | 81,025 | - | 239,990 | 321,015 |
| 因與浙一合併而增加 | Additional through merger with CFB | 1,847 | - | 239,135 | 240,982 |
| 本年度提撥 | Charge for the year | 17,375 | - | 75,629 | 93,004 |
| 出售撥除 | Written back on disposals | (279) | - | (235,683) | (235,962) |
| 滙兑調整 | *Exchange adjustment* | - | - | 1 | 1 |
| 二零零四年十二月三十一日結餘 | At 31st December, 2004 | 99,968 | - | 319,072 | 419,040 |
| 賬面淨值 | Net book value | | | | |
| 二零零四年十二月三十一日 | at 31st December, 2004 | 1,026,206 | 13,100 | 168,790 | 1,208,096 |
| 二零零三年十二月三十一日 | at 31st December, 2003 | 793,081 | 72,000 | 119,949 | 985,030 |

## 21. 有形固定資產(續)

## 21. TANGIBLE FIXED ASSETS (CONTINUED)

銀行行址及投資物業賬面淨值包括：

The net book value of bank premises and investment properties comprises:

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 永久業權 | FREEHOLD | | | | |
| — 海外 | – Held outside Hong Kong | 48,803 | 88,194 | - | - |
| 租約 | LEASEHOLD | | | | |
| — 本港 | – Held in Hong Kong | | | | |
| 長期約(有效期在五十年以上者) | Long leases (over 50 years unexpired) | 774,591 | 797,871 | 544,195 | 494,736 |
| 中期約(有效期在十年至五十年者) | Medium-term leases (10 to 50 years unexpired) | 650,841 | 542,931 | 457,200 | 354,285 |
| — 海外 | – Held outside Hong Kong | | | | |
| 長期約(有效期在五十年以上者) | Long leases (over 50 years unexpired) | 2,069 | 2,107 | 2,069 | 2,106 |
| 中期約(有效期在十年至五十年者) | Medium-term leases (10 to 50 years unexpired) | 71,752 | 40,540 | 35,842 | 13,954 |
| 短期約(有效期在十年以下者) | Short leases (less than 10 years unexpired) | 27,729 | 23,104 | - | - |
| | | 1,575,785 | 1,494,747 | 1,039,306 | 865,081 |

## 22. 商譽

## 22. GOODWILL

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 成本 | Cost | | | | |
| 一月一日結餘 | At 1st January | 972,156 | 5,816 | - | - |
| 因收購附屬公司而增加 | Addition through acquisition of subsidiaries | - | 966,340 | - | - |
| 因與浙一合併而增加 | Addition through merger with CFB | - | - | 966,340 | - |
| 年內收回商譽 | Amount recovered during the year | (66,864) | - | (66,864) | - |
| 年內支付商譽 | Amount paid during the year | 4,441 | - | 4,441 | - |
| 十二月三十一日結餘 | At 31st December | 909,733 | 972,156 | 903,917 | - |
| 累計攤銷 | Accumulated amortisation | | | | |
| 一月一日結餘 | At 1st January | 17,023 | 4,362 | - | - |
| 因與浙一合併而增加 | Addition through merger with CFB | - | - | 12,079 | - |
| 年內攤銷(附註4(c)及30) | Amortisation for the year (Note 4(c) & 30) | 44,997 | 12,661 | 44,416 | - |
| 十二月三十一日結餘 | At 31st December | 62,020 | 17,023 | 56,495 | - |
| 於十二月三十一日賬面淨值 | Net book value as at 31st December | 847,713 | 955,133 | 847,422 | - |

## 23. 客戶存款

## 23. DEPOSITS FROM CUSTOMERS

| | | 永亨銀行集團<br>The Group | | 永亨銀行<br>The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 活期存款及往來賬戶 | Demand deposits and current accounts | 9,871,231 | 5,919,773 | 9,345,063 | 3,933,289 |
| 儲蓄存款 | Saving deposits | 16,800,082 | 15,136,597 | 13,141,655 | 8,870,074 |
| 定期存款及通知存款 | Time, call and notice deposits | 51,897,848 | 51,082,052 | 40,611,573 | 24,214,803 |
| | | 78,569,161 | 72,138,422 | 63,098,291 | 37,018,166 |

## 24. 其他負債

## 24. OTHER LIABILITIES

| | | 永亨銀行集團<br>The Group | | 永亨銀行<br>The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 政府債券淡倉 | Short positions in treasury bills | - | 499,320 | - | 499,320 |
| 購買債券應付款項 | Amount payable for purchase of debt securities | - | 349,326 | - | 271,698 |
| 本期税項(附註6(c)) | Current taxation (Note 6(c)) | 63,381 | 70,442 | 20,206 | 27,552 |
| 遞延税項(附註6(c)) | Deferred taxation (Note 6(c)) | 55,884 | 49,024 | 49,508 | 36,959 |
| 其他應付款項及應付利息 | Other payable and interest payable | 983,750 | 1,063,513 | 574,867 | 287,592 |
| | | 1,103,015 | 2,031,625 | 644,581 | 1,123,121 |

## 25. 借貸資本

票面值港幣2,526,485,000元(325,000,000美元)之借貸資本，是指由本銀行單一目的全資附屬財務公司Wing Hang Financial Holdings (BVI) Limited，於年內發行年息5.25%，並評定為次級資本的後償票據。本銀行無條件及不可撤回地保證該等於新加坡交易所上市之票據下應付之所有款項。該等票據將於二零一三年十月十日到期。

## 25. LOAN CAPITAL

Loan capital with face value of HK$2,526,485,000 (US$325,000,000) represents 5.25% subordinated notes qualifying as tier 2 capital which were issued during the year 2003 by Wing Hang Financial Holdings (BVI) Limited, a single purpose wholly owned finance subsidiary of the Bank. The Bank unconditionally and irrevocably guarantees all amounts payable under the notes which are listed on the Singapore Exchange Trading Limited. The notes will mature on 10th October, 2013.

## 26. 期限分析

## 26. MATURITY PROFILE

| | | 永亨銀行集團 The Group 2004 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | 即時還款 Repayable on demand | 三個月或以下 3 months or less | 三個月以上至一年 1 year or less but over 3 months | 一年以上至五年 5 years or less but over 1 year | 五年以上 After 5 years | 無註明 Undated | 合計 Total |
| **資產** | Assets | | | | | | | |
| — 政府債券(附註12) | - Treasury bills (Note 12) | - | 586,358 | - | - | - | - | 586,358 |
| — 定期存放銀行同業及其他金融機構款項(一至十二個月內到期) | - Placements with banks and other financial institutions maturing between 1 and 12 months | - | 1,337,360 | 98,167 | - | - | - | 1,435,527 |
| — 存款證 | - Certificates of deposit held | - | 30,000 | - | - | - | - | 30,000 |
| — 持作買賣用途證券(附註15) | - Trading debt securities (Note 15) | - | - | - | 153 | - | - | 153 |
| — 客戶貸款(附註16(a)) | - Advances to customers (Note 16(a)) | 2,243,848 | 7,192,623 | 6,486,642 | 14,395,731 | 18,416,100 | 454,182 | 49,189,126 |
| — 銀行同業及其他金融機構之貸款(附註16(a)) | - Advances to banks and other financial institutions (Note 16(a)) | - | - | 15,838 | 95,027 | - | - | 110,865 |
| — 持有至到期日及非持作買賣用途之債務證券(附註18) | - Held-to-maturity and non-trading debt securities (Note 18) | - | 934,240 | 1,983,598 | 12,847,591 | 4,342,612 | - | 20,108,041 |
| | | 2,243,848 | 10,080,581 | 8,584,245 | 27,338,502 | 22,758,712 | 454,182 | 71,460,070 |
| **負債** | Liabilities | | | | | | | |
| — 銀行同業及其他金融機構之存款 | - Deposits and balances of banks and other financial institutions | 141,924 | 851,433 | 216,225 | - | - | - | 1,209,582 |
| — 客戶存款 | - Deposits from customers | 26,715,919 | 49,104,915 | 2,123,116 | 625,211 | - | - | 78,569,161 |
| — 已發行之存款證 | - Certificates of deposit issued | - | 1,703,150 | 1,703,388 | 1,209,552 | - | - | 4,616,090 |
| — 借貸資本 | - Loan capital | - | - | - | - | 2,526,485 | - | 2,526,485 |
| | | 26,857,843 | 51,659,498 | 4,042,729 | 1,834,763 | 2,526,485 | - | 86,921,318 |

26. 期限分析(續)

## 26. MATURITY PROFILE (CONTINUED)

| | 永亨銀行 The Bank 2004 | | | | | | |
|---|---|---|---|---|---|---|---|
| | 即時還款 Repayable on demand | 三個月或以下 3 months or less | 三個月以上至一年 1 year or less but over 3 months | 一年以上至五年 5 years or less but over 1 year | 五年以上 After 5 years | 無註明 Undated | 合計 Total |
| 資產 Assets | | | | | | | |
| – 政府債券(附註12) - Treasury bills (Note 12) | - | 402,416 | - | - | - | - | 402,416 |
| – 定期存放銀行同業及其他金融機構款項(一至十二個月內到期) - Placements with banks and other financial institutions maturing between 1 and 12 months | - | 1,310,222 | 98,167 | - | - | - | 1,408,389 |
| – 存款證 - Certificates of deposit held | - | 30,000 | - | - | - | - | 30,000 |
| – 持作買賣用途證券(附註15) - Trading debt securities (Note 15) | - | - | - | 153 | - | - | 153 |
| – 客戶貸款(附註16(a)) - Advances to customers (Note 16(a)) | 2,031,626 | 6,084,393 | 4,465,200 | 10,680,729 | 15,927,888 | 248,025 | 39,437,861 |
| – 銀行同業及其他金融機構之貸款(附註16(a)) - Advances to banks and other financial institutions (Note 16(a)) | - | - | 15,838 | 95,027 | - | - | 110,865 |
| – 持有至到期日及非持作買賣用途之債務證券(附註18) - Held-to-maturity and non-trading debt securities (Note 18) | - | 931,190 | 1,886,961 | 12,582,844 | 4,116,084 | - | 19,517,079 |
| | 2,031,626 | 8,758,221 | 6,466,166 | 23,358,753 | 20,043,972 | 248,025 | 60,906,763 |
| 負債 Liabilities | | | | | | | |
| – 銀行同業及其他金融機構之存款 - Deposits and balances of banks and other financial institutions | 137,751 | 851,433 | 216,225 | - | - | - | 1,205,409 |
| – 客戶存款 - Deposits from customers | 22,526,588 | 38,660,648 | 1,704,866 | 206,189 | - | - | 63,098,291 |
| – 已發行之存款證 - Certificates of deposit issued | - | 1,703,150 | 1,708,443 | 1,209,552 | - | - | 4,621,145 |
| | 22,664,339 | 41,215,231 | 3,629,534 | 1,415,741 | - | - | 68,924,845 |

## 26. MATURITY PROFILE *(CONTINUED)*

| | | 永亨銀行集團 The Group 2003 | | | | | |
|---|---|---|---|---|---|---|---|
| | 即時還款 Repayable on demand | 三個月或以下 3 months or less | 三個月以上至一年 1 year or less but over 3 months | 一年以上至五年 5 years or less but over 1 year | 五年以上 After 5 years | 無註明 Undated | 合計 Total |
| **資產 Assets** | | | | | | | |
| 一 政府債券(附註12) - Treasury bills (Note 12) | - | 1,079,837 | 9,630 | - | - | - | 1,089,467 |
| 一 定期存放銀行同業及其他金融機構款項(一至十二個月內到期) - Placements with banks and other financial institutions maturing between 1 and 12 months | - | 1,394,909 | 148,072 | - | - | - | 1,542,981 |
| 一 存款證 - Certificates of deposit held | - | - | 100,000 | 29,972 | - | - | 129,972 |
| 一 持作買賣用途證券(附註15) - Trading debt securities (Note 15) | - | - | - | 536,536 | - | - | 536,536 |
| 一 客戶貸款(附註16(a)) - Advances to customers (Note 16(a)) | 2,442,599 | 6,416,411 | 5,921,143 | 13,854,313 | 17,658,140 | 319,079 | 46,611,685 |
| 一 銀行同業及其他金融機構之貸款(附註16(a)) - Advances to banks and other financial institutions (Note 16(a)) | 32 | - | 31,631 | 110,708 | - | - | 142,371 |
| 一 持有至到期日及非持作買賣用途之債務證券(附註18) - Held-to-maturity and non-trading debt securities (Note 18) | - | 1,580,929 | 396,754 | 9,125,700 | 6,387,655 | - | 17,491,038 |
| | 2,442,631 | 10,472,086 | 6,607,230 | 23,657,229 | 24,045,795 | 319,079 | 67,544,050 |
| **負債 Liabilities** | | | | | | | |
| 一 銀行同業及其他金融機構之存款 - Deposits and balances of banks and other financial institutions | 114,983 | 244,222 | 38,814 | 9,384 | - | - | 407,403 |
| 一 客戶存款 - Deposits from customers | 22,023,464 | 46,678,890 | 2,616,965 | 819,050 | 53 | - | 72,138,422 |
| 一 已發行之存款證 - Certificates of deposit issued | - | 549,089 | 1,773,456 | 2,608,594 | - | - | 4,931,139 |
| 一 借貸資本 - Loan capital | - | - | - | - | 2,522,910 | - | 2,522,910 |
| | 22,138,447 | 47,472,201 | 4,429,235 | 3,437,028 | 2,522,963 | - | 79,999,874 |

## 26. 期限分析(續)

## 26. MATURITY PROFILE *(CONTINUED)*

| | | 永亨銀行 The Bank 2003 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | 即時還款 Repayable on demand | 三個月或以下 3 months or less | 三個月以上至一年 1 year or less but over 3 months | 一年以上至五年 5 years or less but over 1 year | 五年以上 After 5 years | 無註明 Undated | 合計 Total |
| **資產** | Assets | | | | | | | |
| 一 政府債券(附註12) | - Treasury bills (Note 12) | - | 399,999 | - | - | - | - | 399,999 |
| 一 定期存放銀行同業及其他金融機構款項(一至十二個月內到期) | - Placements with banks and other financial institutions maturing between 1 and 12 months | - | 1,305,180 | 121,883 | - | - | - | 1,427,063 |
| 一 存款證 | - Certificates of deposit held | - | - | 100,000 | - | - | - | 100,000 |
| 一 持作買賣用途證券(附註15) | - Trading debt securities (Note 15) | - | - | - | 536,536 | - | - | 536,536 |
| 一 客戶貸款(附註16(a)) | - Advances to customers (Note 16(a)) | 1,276,446 | 3,370,709 | 2,527,570 | 7,309,072 | 11,031,827 | 184,829 | 25,700,453 |
| 一 銀行同業及其他金融機構之貸款(附註16(a)) | - Advances to banks and other financial institutions (Note 16(a)) | 32 | - | 31,631 | 110,708 | - | - | 142,371 |
| 一 持有至到期日及非持作買賣用途之債務證券(附註18) | - Held-to-maturity and non-trading debt securities (Note 18) | - | 1,530,891 | 329,547 | 6,383,980 | 4,721,252 | - | 12,965,670 |
| | | 1,276,478 | 6,606,779 | 3,110,631 | 14,340,296 | 15,753,079 | 184,829 | 41,272,092 |
| **負債** | Liabilities | | | | | | | |
| 一 銀行同業及其他金融機構之存款 | - Deposits and balances of banks and other financial institutions | 29,276 | 244,222 | 38,814 | 9,384 | - | - | 321,696 |
| 一 客戶存款 | - Deposits from customers | 12,808,348 | 22,976,352 | 1,034,502 | 198,911 | 53 | - | 37,018,166 |
| 一 已發行之存款證 | - Certificates of deposit issued | - | 549,089 | 1,842,703 | 2,508,594 | - | - | 4,900,386 |
| | | 12,837,624 | 23,769,663 | 2,916,019 | 2,716,889 | 53 | - | 42,240,248 |

## 27. 股本

## 27. SHARE CAPITAL

| | | 2004 | 2003 |
|---|---|---|---|
| 註冊股本： | Authorised: | | |
| 450,000,000股（二零零三年：450,000,000股）普通股每股港幣1元 | 450,000,000 (2003: 450,000,000) ordinary shares of HK$1 each | 450,000 | 450,000 |
| 實收股本： | Issued and fully paid: | | |
| 一月一日結餘 | At 1st January | 293,781 | 293,459 |
| 根據認股權計劃發行之股份 | Shares issued under share option scheme | 130 | 322 |
| 293,910,500股（二零零三年：293,780,500股）普通股每股港幣1元 | 293,910,500 (2003: 293,780,500) ordinary shares of HK$1 each | 293,911 | 293,781 |

年內，根據認股權計劃發行之股份為130,000股普通股，其價值為港幣3,298,000元。其中港幣130,000 元已於股本記賬，餘數港幣3,168,000元則撥入股本溢價賬內。於二零零四年十二月三十一日，未行使之認股權數目為1,105,000（二零零三年：740,000）股。

During the year, options were exercised to subscribe for 130,000 ordinary shares in the Bank at a consideration of HK$3,298,000 of which HK$130,000 was credited to share capital and the balance of HK$3,168,000 was credited to the share premium account. At 31st December, 2004, the outstanding options are 1,105,000 (2003: 740,000) shares.

年內，批准了一項新僱員獎勵計劃。於二零零四年十二月三十一日，獎賞數目為495,000（二零零三年：無）股。

During the year, a new Employee Incentive Plan was approved. At 31st December, 2004, the outstanding awards are 495,000 (2003: Nil) shares.

於授予日獎賞之公平價值為港幣21,186,000元。

The fair value of the awards as at the date of grant was HK$21,186,000.

認股權計劃及僱員獎賞計劃之詳情列於附註35內。

The details of Share Option Scheme and EIP are disclosed separately in note 35 to the accounts.

## 28. 儲備

## 28. RESERVES

| | | 永亨銀行集團 The Group 2004 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | 股本溢價賬 Share premium | 資本儲備 Capital reserve | 一般儲備 General reserve | 銀行行址重估儲備 Bank premises revaluation reserve | 投資物業重估儲備 Investment property revaluation reserve | 投資重估儲備 Investment revaluation reserve | 股本贖回儲備 Capital redemption reserve | 盈餘滾存 Unappro-priated profits | 合計 Total |
| 二零零四年一月一日結餘 | At 1st January, 2004 | 337,330 | 215,909 | 2,091,079 | 268,917 | 14 | 17,848 | 769 | 3,461,234 | 6,393,100 |
| 換算調整 | Exchange adjustments | - | - | 95 | - | (53) | - | - | - | 42 |
| 根據認股權計劃發行之新股 | Shares issued under share option scheme | 3,168 | - | - | - | - | - | - | - | 3,168 |
| 新僱員獎勵計劃之股本溢價 | Shares premium under new EIP | 1,604 | - | - | - | - | - | - | - | 1,604 |
| 已扣除遞延稅項之重估溢利 | Gain on revaluation after deferred tax charge | - | - | - | - | - | 4,393 | - | - | 4,393 |
| 重估投資物業之溢利 | Gain on revaluation of investment properties | - | - | - | - | 11,809 | - | - | - | 11,809 |
| 進銀行行址重估儲備之遞延稅項 | Deferred tax credited to bank premises revaluation reserve | - | - | - | 122 | - | - | - | - | 122 |
| 進投資物業重估儲備之遞延稅項 | Deferred tax credited to investment property revaluation reserve | - | - | - | - | 10,933 | - | - | - | 10,933 |
| 出售投資物業 | Disposal of investment properties | - | - | - | - | (10,020) | - | - | - | (10,020) |
| 已派股息 | Dividends paid | - | - | - | - | - | - | - | (473,196) | (473,196) |
| 年內溢利 | Profit for the year | - | - | - | - | - | - | - | 1,168,021 | 1,168,021 |
| 二零零四年十二月三十一日結餘 | At 31st December, 2004 | 342,102 | 215,909 | 2,091,174 | 269,039 | 12,683 | 22,241 | 769 | 4,156,059 | 7,109,976 |

## 28. 儲備（續）

## 28. RESERVES (CONTINUED)

| | | 股本溢價賬 Share premium | 一般儲備 General reserve | 銀行行址重估儲備 Bank premises revaluation reserve | 投資物業重估儲備 Investment property revaluation reserve | 投資重估儲備 Investment revaluation reserve | 股本贖回儲備 Capital redemption reserve | 盈餘滾存 Unappropriated profits | 合計 Total |
|---|---|---|---|---|---|---|---|---|---|
| | | 永亨銀行 The Bank 2004 | | | | | | | |
| 二零零四年一月一日結餘 | At 1st January, 2004 | 337,330 | 1,802,370 | 268,917 | - | 11,399 | 769 | 2,729,062 | 5,149,847 |
| 因與浙一合併而增加 | Addition through merger with CFB | - | - | - | (15) | - | - | 84,669 | 84,654 |
| 換算調整 | Exchange adjustments | - | 6 | - | - | - | - | (6) | - |
| 根據認股權計劃發行之新股 | Shares issued under share option scheme | 3,168 | - | - | - | - | - | - | 3,168 |
| 新僱員獎勵計劃之股本溢價 | Shares premium under new EIP | 1,604 | - | - | - | - | - | - | 1,604 |
| 已扣除遞延稅項之重估溢利 | Gains on revaluation after deferred tax charge | - | - | - | - | 7,282 | - | - | 7,282 |
| （支）／進重估儲備之遞延稅項 | Deferred tax (charged)/credited to revaluation reserve | - | - | (597) | 15 | - | - | - | (582) |
| 已派股息 | Dividends paid | - | - | - | - | - | - | (473,196) | (473,196) |
| 年內溢利（附註7） | Profit for the year (Note 7) | - | - | - | - | - | - | 973,404 | 973,404 |
| 二零零四年十二月三十一日結餘 | At 31st December, 2004 | 342,102 | 1,802,376 | 268,320 | - | 18,681 | 769 | 3,313,933 | 5,746,181 |

## 28. 儲備(續)

## 28. RESERVES *(CONTINUED)*

永亨銀行集團
The Group 2003

| | | 股本溢價賬 Share premium | 資本儲備 Capital reserve | 一般儲備 General reserve | 銀行行址重估儲備 Bank premises revaluation reserve | 投資物業重估儲備 Investment property revaluation reserve | 投資重估儲備 Investment revaluation reserve | 股本贖回儲備 Capital redemption reserve | 盈餘滾存 Unappropriated profits | 合計 Total |
|---|---|---|---|---|---|---|---|---|---|---|
| 二零零三年一月一日結餘 | At 1st January, 2003 | | | | | | | | | |
| 一往年報告 | - as previously reported | 330,677 | 215,909 | 2,100,201 | 321,000 | - | (35) | 769 | 3,094,321 | 6,062,842 |
| 一往年遞延稅項之調整 | - prior year adjustment in respect of deferred taxation | - | - | - | (47,927) | - | - | - | 29,365 | (18,562) |
| 一重報 | - as restated | 330,677 | 215,909 | 2,100,201 | 273,073 | - | (35) | 769 | 3,123,686 | 6,044,280 |
| 換算調整 | *Exchange adjustments* | - | - | (1,122) | - | 53 | - | - | - | (1,069) |
| 根據認股權計劃發行之新股 | Shares issued under share option scheme | 6,653 | - | - | - | - | - | - | - | 6,653 |
| 儲備撥入/(撥出) | Transfer to/(from) reserves | - | - | (8,000) | - | - | - | - | 8,000 | - |
| 已扣除遞延稅項之重估溢利 | Gain on revaluation after deferred tax charge | - | - | - | - | - | 17,883 | - | - | 17,883 |
| 支銀行行址重估儲備之遞延稅項 | Deferred tax charged to bank premises revaluation reserve | - | - | - | (4,156) | - | - | - | - | (4,156) |
| 支投資物業重估儲備之遞延稅項 | Deferred tax charged to investment property revaluation reserve | - | - | - | - | (39) | - | - | - | (39) |
| 已派股息 | Dividends paid | - | - | - | - | - | - | - | (534,328) | (534,328) |
| 年內溢利 | Profit for the year | - | - | - | - | - | - | - | 863,876 | 863,876 |
| 二零零三年十二月三十一日結餘 | At 31st December, 2003 | 337,330 | 215,909 | 2,091,079 | 268,917 | 14 | 17,848 | 769 | 3,461,234 | 6,393,100 |

## 28. RESERVES *(CONTINUED)*

| | | 永亨銀行 The Bank 2003 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | 股本溢價賬 Share premium | 一般儲備 General reserve | 銀行行址重估儲備 Bank premises revaluation reserve | 投資重估儲備 Investment revaluation reserve | 股本贖回儲備 Capital redemption reserve | 盈餘滾存 Unappro-priated profits | 合計 Total |
| 二零零三年一月一日結餘 | At 1st January, 2003 | | | | | | | |
| 一往年報告 | - as previously reported | 330,677 | 1,802,374 | 321,000 | (1,828) | 769 | 2,377,513 | 4,830,505 |
| 一往年遞延稅項之調整 | - prior year adjustment in respect of deferred taxation | - | - | (47,909) | - | - | 18,913 | (28,996) |
| 一重報 | - as restated | 330,677 | 1,802,374 | 273,091 | (1,828) | 769 | 2,396,426 | 4,801,509 |
| 換算調整 | Exchange adjustments | - | (4) | - | - | - | - | (4) |
| 根據認股權計劃發行之新股 | Shares issued under share option scheme | 6,653 | - | - | - | - | - | 6,653 |
| 已扣除遞延稅項之重估溢利 | Gain on revaluation after deferred tax charge | - | - | - | 13,227 | - | - | 13,227 |
| 支銀行行址重估儲備之遞延稅項 | Deferred tax charged to bank premises revaluation reserve | - | - | (4,174) | - | - | - | (4,174) |
| 已派股息 | Dividends paid | - | - | - | - | - | (534,328) | (534,328) |
| 年內溢利(附註7) | Profit for the year (Note 7) | - | - | - | - | - | 866,964 | 866,964 |
| 二零零三年十二月三十一日結餘 | At 31st December, 2003 | 337,330 | 1,802,370 | 268,917 | 11,399 | 769 | 2,729,062 | 5,149,847 |

本集團於二零零四年十二月三十一日之盈餘滾存包括應佔聯營公司之累計虧損為港幣37,215,000元(二零零三年:港幣18,018,000元)。

The Group's unappropriated profits as at 31st December, 2004 included the accumulated losses of HK$37,215,000 (2003: HK$18,018,000) of the associated companies.

股份溢價賬目及股本贖回儲備賬目的運用,受香港《公司條例》第48B及49H條所規定。

The application of the share premium account and the capital redemption reserve is governed by Section 48B and 49H of the Hong Kong Companies Ordinance.

一般儲備包括保留溢利轉賬及海外業務換算差額按附註2(i)入賬。資本儲備包括往年附屬公司發行紅股而引致保留溢利資本化及澳門永亨銀行按澳門法例規定之法定儲備。重估儲備乃重估行址及非持作買賣用途證券之差額按附註2(j)及(k)入賬。

The general reserve was set up from the transfer of retained earnings and exchange differences arising from translation of the accounts of overseas branches and subsidiaries (note 2(i)). The capital reserve comprises retained earnings capitalised on the issue of bonus shares by subsidiaries in previous years and a legal reserve established by Banco Weng Hang, S.A. in accordance with regulations in Macau. Revaluation reserves have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of premises and non-trading securities (notes 2(j) and (k)).

## 28. 儲備（續）

資本儲備、銀行行址重估儲備、投資物業重估儲備、投資重估儲備及股本購回儲備並非已實現之利潤，屬不可派發。

本行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

## 28. RESERVES *(CONTINUED)*

Capital reserve, bank premises revaluation reserve, investment property revaluation reserve, investment revaluation reserve and capital redemption reserve do not represent realised profits and are not available for distribution.

The Bank and its financial subsidiaries operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

## 29. 資產負債表以外之風險程度

### (a) 或然債務及承擔

以下為每項或然債務及承擔重大類別之約定金額概要：

## 29. OFF-BALANCE SHEET EXPOSURES

### (a) *Contingent liabilities and commitments*

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 直接信貸替代 | Direct credit substitutes | 809,560 | 699,117 | 700,750 | 352,971 |
| 交易有關之或然債務 | Transaction-related contingencies | 33,450 | 56,645 | 233,450 | 226,042 |
| 貿易有關之或然債務 | Trade-related contingencies | 1,416,358 | 1,644,315 | 1,235,039 | 804,132 |
| 其他承擔： | Other commitments: | | | | |
| 原到期日一年以下者或可無條件取消者 | With an original maturity of under 1 year or which are unconditionally cancellable | 9,041,062 | 8,008,954 | 9,087,940 | 5,437,002 |
| 原到期日一年及以上者 | With an original maturity of 1 year and over | 834,023 | 1,273,762 | 834,023 | 276,944 |
| 存放遠期存款 | Forward forward deposits placed | 2,241,972 | 979,948 | 2,241,972 | 979,948 |
| 合計（附註31(b)) | Total (Note 31(b)) | 14,376,425 | 12,662,741 | 14,333,174 | 8,077,039 |

## 29. 資產負債表以外之風險程度(續)

### (b) 衍生工具

衍生工具指財務合約，其價值視乎所涉及的資產或指數而定。

以下為每項衍生工具重大類別之名義金額。

## 29. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

### *(b) Derivatives*

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 滙率合約 | Exchange rate contracts | | | | |
| 遠期合約－買賣用途 | Forwards - trading | 3,286,625 | 4,034,010 | 3,847,888 | 4,016,465 |
| 遠期合約－對沖用途 | Forwards - hedging | 919,593 | 2,878,948 | 919,593 | 2,899,551 |
| 購入期權－買賣用途 | Option purchased - trading | 277,016 | 508,321 | 277,016 | 299,455 |
| 沽出期權－買賣用途 | Option written - trading | 277,016 | 450,158 | 277,016 | 241,292 |
| 滙率合約總額 | Total exchange rate contracts | 4,760,250 | 7,871,437 | 5,321,513 | 7,456,763 |
| 利率合約 | Interest rate contracts | | | | |
| 掉期合約－買賣用途－定息收入 | Swaps - trading - receiving fixed rate | 37,191,480 | 893,838 | 37,191,480 | 893,838 |
| 掉期合約－買賣用途－定息支出 | Swaps - trading - paying fixed rate | 37,070,388 | 893,838 | 37,070,388 | 893,838 |
| 掉期合約－對沖用途－定息收入 | Swaps - hedging - receiving fixed rate | 14,854,793 | 8,753,450 | 15,456,305 | 8,653,449 |
| 掉期合約－對沖用途－定息支出 | Swaps - hedging - paying fixed rate | 25,096,124 | 15,804,567 | 25,529,993 | 15,610,467 |
| 利率合約總額 | Total interest rate contracts | 114,212,785 | 26,345,693 | 115,248,166 | 26,051,592 |
| 股份合約 | Equity contracts | | | | |
| 購入期權－買賣用途 | Option purchased - trading | - | 70,042 | - | - |
| 沽出期權－買賣用途 | Option written - trading | 140,902 | 70,042 | 140,902 | - |
| 股份合約總額 | Total equity contracts | 140,902 | 140,084 | 140,902 | - |
| | | 119,113,937 | 34,357,214 | 120,710,581 | 33,508,355 |

## 29. 資產負債表以外之風險程度(續)

### (b) 衍生工具(續)

買賣交易包括為執行客戶買賣指令或對沖此等持倉交易而持有的金融工具盤。

於二零零四年十二月三十一日,本集團及本銀行作為買賣用途之定息收入及定息支出的掉期合約為港幣31,134,069,000元(二零零三年:無)以解回原用作對沖用途之金融工具交易,而有效地管理其債務證券投資組合之對沖。

上列資產負債表以外之風險程度之重置成本及信貸風險加權金額如下。這些金額並未計及雙邊淨額安排的影響。

## 29. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

### *(b) Derivatives (continued)*

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge these positions.

As at 31st December 2004, an amount of HK$31,134,069,000 (2003: Nil) were included both in swap trading receiving fixed rate and swap trading paying fixed rate for the Bank and the Group reflecting previously designated hedging transactions which have been unwound using offsetting transactions as part of management's ongoing hedging of the investment debt securities portfolio.

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

永亨銀行集團 The Group

| | | 2004 | | 2003 | |
|---|---|---|---|---|---|
| | | 重置成本 Replacement cost | 信貸風險加權金額 Credit risk weighted amount | 重置成本 Replacement cost | 信貸風險加權金額 Credit risk weighted amount |
| 或然債務及承擔 | Contingent liabilities and commitments | N/A | 1,757,281 | N/A | 1,713,039 |
| 匯率合約 | Exchange rate contracts | 22,192 | 20,229 | 55,236 | 37,360 |
| 利率合約 | Interest rate contracts | 554,187 | 211,702 | 193,612 | 64,667 |
| 股份合約 | Equity contracts | - | - | - | 2,101 |
| | | 576,379 | 1,989,212 | 248,848 | 1,817,167 |

永亨銀行 The Bank

| | | 2004 | | 2003 | |
|---|---|---|---|---|---|
| | | 重置成本 Replacement cost | 信貸風險加權金額 Credit risk weighted amount | 重置成本 Replacement cost | 信貸風險加權金額 Credit risk weighted amount |
| 或然債務及承擔 | Contingent liabilities and commitments | N/A | 1,742,443 | N/A | 808,698 |
| 匯率合約 | Exchange rate contracts | 22,258 | 20,545 | 42,133 | 24,759 |
| 利率合約 | Interest rate contracts | 561,840 | 214,095 | 188,989 | 63,332 |
| 股份合約 | Equity contracts | - | - | - | - |
| | | 584,098 | 1,977,083 | 231,122 | 896,789 |

## 29. 資產負債表以外之風險程度(續)

### (b) 衍生工具(續)

上表提供資產負債表以外各類交易之合約或名義本金額、重置成本及信貸風險加權金額等。此等金額根據香港金融管理局指引而估算，亦視乎交易對手之信譽及期限特性而定。香港金融管理局之指引實施了巴塞爾協議中有關資本充足之規定。

或然債務及承擔方面之風險加權幅度由0%至100%不等，而匯率及利率合約之風險加權幅度由0%至50%不等。合約之重置成本代表所有以市值記賬之正數值合約資產。信貸風險加權金額乃根據銀行條例附表三佇算。

或然債務及承擔均屬信貸有關工具，並包括承兑項目、信用證及為提供信貸而提供之擔保及承擔。約定金額乃指假如合約被悉數取用而客戶又拖欠不還時所涉及之風險金額。由於大部份擔保及承擔預料直至期滿止均不會被取用，合約金額總數並不代表未來之現金需求。

資產負債表以外之金融工具乃來自本集團及本銀行在外匯、利率及股票等市場內所進行之遠期、掉期及期權等交易。

此等工具之名義金額顯示於結算當日尚未完成之交易數量，但並不代表風險數額。

## 29. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

### *(b) Derivatives (continued)*

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets.

The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

## 29. 資產負債表以外之風險程度（續）

### (c) 資本承擔

於十二月三十一日為購置物業及設備而並未在賬項中作出準備之資本承擔如下：

## 29. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

### *(c) Capital commitments*

Capital commitments for acquisition of property and equipment outstanding at 31st December not provided for in the accounts were as follows:

| | | 永亨銀行集團 The Group | | 永亨銀行 The Bank | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| 已核准及簽訂合約之開支 | Expenditure authorised and contracted for | 4,391 | 6,433 | 1,415 | 5,091 |
| 已核准惟未簽訂合約之開支 | Expenditure authorised but not contracted for | 438 | 294 | - | - |
| | | 4,829 | 6,727 | 1,415 | 5,091 |

## 30. 綜合現金流量表附註

### (a) 營業溢利與來自營業活動之淨現金流入對賬表

## 30. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

### *(a) Reconciliation of operating profit to net cash inflow from operating activities*

| | | 2004 | 2003 |
|---|---|---|---|
| 營業溢利 | Operating profit | 1,351,846 | 994,018 |
| 折舊 | Depreciation | 108,058 | 67,420 |
| 商譽攤銷（附註22） | Amortisation of goodwill (Note 22) | 44,997 | 12,661 |
| 新僱員獎勵計劃之股本溢價 | Share premium under EIP | 1,604 | - |
| 支付借貸資本利息 | Interest paid on loan capital | 134,514 | 39,907 |
| 已付利得稅 | Profits tax paid | (245,908) | (177,563) |
| 原本期限為三個月或以上之政府債券（增加）／減少 | (Increase)/decrease in treasury bills with original maturity of three months or more | (392,786) | 318,786 |
| 原本期限為三個月或以上之定期存放銀行同業及其他金融機構款項（增加）／減少 | (Increase)/decrease in placements with banks and other financial institutions with original maturity of three months or more | (124,247) | 386,726 |
| 扣除準備後之貿易票據減少／（增加） | Decrease/(increase) in trade bills less provision | 44,771 | (86,584) |
| 存款證減少 | Decrease in certificates of deposit held | 99,972 | 306,367 |
| 持作買賣用途證券減少／（增加） | Decrease/(increase) in trading securities | 533,997 | (286,641) |
| 扣除準備後之客戶貸款及其他賬項增加 | Increase in advances to customers and other accounts less provision | (2,633,011) | (18,108) |
| 銀行同業及其他金融機構之存款增加／（減少） | Increase/(decrease) in deposits and balances of banks and other financial institutions | 813,744 | (1,007,101) |
| 客戶之存款增加 | Increase in deposits from customers | 6,430,739 | 5,800,079 |
| 已發行存款證（減少）／增加 | (Decrease)/increase in certificates of deposit issued | (315,049) | 453,307 |
| 其他賬項及準備（減少）／增加 | (Decrease)/increase in other accounts and provision | (928,409) | 1,009,398 |
| 來自營業活動之淨現金流入 | Net cash inflow from operating activities | 4,924,832 | 7,812,672 |

## 30. 綜合現金流量表附註(續) / NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

### (b) 與綜合資產負債表的對賬 / *Reconciliation with the consolidated balance sheet*

| | | 2004 | 2003 |
|---|---|---|---|
| 現金及短期資金 | Cash and short term fund | 20,529,318 | 18,402,805 |
| 定期存放銀行同業及其他金融機構款項(一至十二個月內到期) | Placements with banks maturing between one and twelve months | 1,435,527 | 1,542,981 |
| 存款證 | Certificate of deposit held | 30,000 | 129,972 |
| 在綜合資產負債表出現的金額 | Amount shown in the consolidated balance sheet | 21,994,845 | 20,075,758 |
| (減):原本期限為三個月以上的數額 | (Less): amount with an original maturity of three months or more | (1,619,183) | (1,213,687) |
| 在綜合現金流量表內的現金及等同現金項目 | Cash and cash equivalents in the consolidated cash flow statement | 20,375,662 | 18,862,071 |

## 31. 分項報告 / SEGMENT REPORTING

### (a) 業務分類 / *Business segments*

零售銀行業務包括接受存款、住宅樓宇按揭、租賃貸款及私人貸款業務。

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

企業銀行業務包括工商業貸款、貿易融資及機構銀行業務。

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

財資業務包括外匯買賣、證券投資及交易買賣。

Treasury activities include foreign exchange services, management of investment securities and trading activities.

其他業務包括保險業務、股票買賣服務及退休福利計劃服務。

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

未分類的業務項目主要包括股東資金、行址投資、物業投資及其他未能合理分配予特定業務分類的業務活動。

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

31. 分項報告(續)

(a) 業務分類(續)

# 31. SEGMENT REPORTING (CONTINUED)

## (a) Business segments (continued)

永亨銀行集團
The Group
2004

| | | 零售銀行業務 Retail banking | 企業銀行業務 Corporate banking | 財資業務 Treasury | 其他業務 Other | 未分類業務 Unallocated | 跨業務收支抵銷 Inter-segment elimination | 合計 Total |
|---|---|---|---|---|---|---|---|---|
| 淨利息收入 | Net interest income | 1,213,269 | 378,961 | 186,681 | 3,597 | 11,809 | - | 1,794,317 |
| 其他營業收入 | Other operating income | 313,230 | 112,981 | 86,918 | 84,417 | 42,524 | - | 640,070 |
| 跨業務收入 | Inter-segment income | - | - | - | - | 49,087 | (49,087) | - |
| 營業收入 | Operating income | 1,526,499 | 491,942 | 273,599 | 88,014 | 103,420 | (49,087) | 2,434,387 |
| 營業支出 | Operating expenses | (661,458) | (165,718) | (60,934) | (43,134) | (96,863) | - | (1,028,107) |
| 跨業務支出 | Inter-segment expenses | (44,861) | (1,918) | (554) | (1,754) | - | 49,087 | - |
| 扣除準備金前之營業溢利 | Operating profit before provisions | 820,180 | 324,306 | 212,111 | 43,126 | 6,557 | - | 1,406,280 |
| 呆壞賬準備 | Charge for bad and doubtful debts | (35,235) | (19,199) | - | - | - | - | (54,434) |
| 營業溢利 | Operating profit | 784,945 | 305,107 | 212,111 | 43,126 | 6,557 | - | 1,351,846 |
| 重估投資物業及出售有形固定資產及聯營公司之溢利/(虧損) | Profits/(losses) on revaluation of investment properties, disposal of tangible fixed assets and associated companies | (978) | (1,895) | (1,235) | (354) | 48,205 | - | 43,743 |
| 出售持有至到期日證券及非持作買賣用途證券之溢利 | Profits on disposal of held-to-maturity and non-trading securities | - | - | 6,425 | 83 | - | - | 6,508 |
| 持有至到期日證券之準備金回撥 | Provisions written back for held-to-maturity securities | - | - | 4,848 | - | - | - | 4,848 |
| 正常業務的溢利 | Profit on ordinary activities | 783,967 | 303,212 | 222,149 | 42,855 | 54,762 | - | 1,406,945 |
| 應佔聯營公司之淨溢利 | Share of net profits in associated companies | - | - | - | 5,115 | 114 | - | 5,229 |
| 除稅前溢利 | Profits before taxation | 783,967 | 303,212 | 222,149 | 47,970 | 54,876 | - | 1,412,174 |
| 折舊(附註4(c)) | Depreciation (Note 4(c)) | 51,463 | 14,678 | 7,666 | 2,125 | 32,126 | - | 108,058 |
| 商譽攤銷(附註4(c)) | Amortisation of goodwill (Note 4(c)) | 21,988 | 11,268 | 9,139 | 1,726 | 876 | - | 44,997 |
| 分項資產 | Segment assets | 37,528,072 | 19,407,218 | 20,332,953 | 119,608 | 17,924,547 | - | 95,312,398 |
| 聯營公司投資 | Investments in associated companies | - | - | - | 127,970 | 7,736 | - | 135,706 |
| 總資產 | Total assets | 37,528,072 | 19,407,218 | 20,332,953 | 247,578 | 17,932,283 | - | 95,448,104 |
| 總負債 | Total liabilities | 76,886,457 | 1,318,299 | 806,869 | 22,658 | 6,463,565 | - | 85,497,848 |
| 資本支出 | Capital expenditure | 44,285 | 26,812 | 3,964 | 442 | 75,787 | - | 151,290 |

31. **分項報告 (續)**

(a) **業務分類 (續)**

## 31. SEGMENT REPORTING *(CONTINUED)*

### *(a) Business segments (continued)*

| | | 永亨銀行集團 The Group 2003 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | 零售銀行業務 Retail banking | 企業銀行業務 Corporate banking | 財資業務 Treasury | 其他業務 Other | 未分類業務 Unallocated | 跨業務收支抵銷 Inter-segment elimination | 合計 Total |
| 淨利息收入 | Net interest income | 1,020,252 | 324,764 | 175,344 | 2,180 | 55,433 | - | 1,577,973 |
| 其他營業收入 | Other operating income | 219,490 | 77,333 | 60,598 | 64,712 | 31,360 | - | 453,493 |
| 跨業務收入 | Inter-segment income | - | - | - | - | 41,351 | (41,351) | - |
| 營業收入 | Operating income | 1,239,742 | 402,097 | 235,942 | 66,892 | 128,144 | (41,351) | 2,031,466 |
| 營業支出 | Operating expenses | (453,814) | (92,866) | (39,924) | (32,515) | (93,042) | - | (712,161) |
| 跨業務支出 | Inter-segment expenses | (37,499) | (1,609) | (556) | (1,687) | - | 41,351 | - |
| 扣除準備金前之營業溢利 | Operating profit before provisions | 748,429 | 307,622 | 195,462 | 32,690 | 35,102 | - | 1,319,305 |
| 呆壞賬準備 | Charge for bad and doubtful debts | (193,471) | (131,757) | - | (59) | - | - | (325,287) |
| 營業溢利 | Operating profit | 554,958 | 175,865 | 195,462 | 32,631 | 35,102 | - | 994,018 |
| 重估投資物業及出售有形固定資產之虧損 | Losses on revaluation of investment properties and disposal of tangible fixed assets | (936) | (14) | (70) | - | (4,513) | - | (5,533) |
| 出售持有至到期日證券及非持作買賣用途證券之溢利/(虧損) | Profits/(losses) on disposal of held-to-maturity and non-trading securities | (1,228) | - | 35,178 | 90 | - | - | 34,040 |
| 持有至到期日證券之準備金撥備 | Provisions made for held-to-maturity securities | - | - | (10,900) | - | - | - | (10,900) |
| 正常業務的溢利 | Profit on ordinary activities | 552,794 | 175,851 | 219,670 | 32,721 | 30,589 | - | 1,011,625 |
| 應佔聯營公司之淨溢利 | Share of net profits in associated companies | - | - | - | 335 | 291 | - | 626 |
| 除税前溢利 | Profits before taxation | 552,794 | 175,851 | 219,670 | 33,056 | 30,880 | - | 1,012,251 |
| 折舊 (附註4(c)) | Depreciation (Note 4(c)) | 32,114 | 4,759 | 3,424 | 1,503 | 25,620 | - | 67,420 |
| 商譽攤銷 (附註4(c)) | Amortisation of goodwill (Note 4(c)) | 3,361 | 2,604 | 2,570 | 1,116 | 3,010 | - | 12,661 |
| 分項資產 | Segment assets | 33,497,555 | 19,862,171 | 17,997,869 | 259,141 | 16,976,422 | - | 88,593,158 |
| 聯營公司投資 | Investments in associated companies | - | - | - | 123,538 | 19,976 | - | 143,514 |
| 總資產 | Total assets | 33,497,555 | 19,862,171 | 17,997,869 | 382,679 | 16,996,398 | - | 88,736,672 |
| 總負債 | Total liabilities | 72,596,397 | 902,779 | 812,740 | 89,053 | 5,107,620 | - | 79,508,589 |
| 資本支出 | Capital expenditure | 903,076 | 621,450 | 74,329 | 89 | 104,803 | - | 1,703,747 |

## 31. 分項報告（續）

### (b) 區域分項

區域分項資料乃按附屬公司主要營業所在地劃分，或按負責匯報業績或將資產入賬之本銀行分行所在地而劃分。

## 31. SEGMENT REPORTING *(CONTINUED)*

### *(b) Geographical segments*

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

永亨銀行集團<br>The Group<br>2004

| | | 香港<br>Hong Kong | 澳門<br>Macau | 其他<br>Other | 減：跨區域收支抵銷<br>Less: inter-segment elimination | 合計<br>Total |
|---|---|---|---|---|---|---|
| 二零零四年十二月三十一日 | As at 31st December, 2004 | | | | | |
| 總營業收入 | Total operating income | 2,383,998 | 268,339 | 88,483 | (306,433) | 2,434,387 |
| 除税前溢利 | Profit before taxation | 1,341,708 | 167,817 | 45,389 | (142,740) | 1,412,174 |
| 總資產 | Total assets | 95,563,311 | 10,092,742 | 14,370,127 | (24,578,076) | 95,448,104 |
| 總負債 | Total liabilities | 88,507,952 | 9,443,949 | 11,506,089 | (23,960,142) | 85,497,848 |
| 或然債務及承擔（附註29(a)） | Contingent liabilities and commitments (Note 29(a)) | 14,377,018 | 758,992 | 45,597 | (805,182) | 14,376,425 |
| 資本支出 | Capital expenditure | 103,936 | 23,160 | 24,194 | - | 151,290 |

永亨銀行集團<br>The Group<br>2003

| | | 香港<br>Hong Kong | 澳門<br>Macau | 其他<br>Other | 減：跨區域收支抵銷<br>Less: inter-segment eliminations | 合計<br>Total |
|---|---|---|---|---|---|---|
| 二零零三年十二月三十一日 | As at 31st December, 2003 | | | | | |
| 總營業收入 | Total operating income | 2,126,056 | 254,405 | 58,715 | (407,710) | 2,031,466 |
| 除税前溢利 | Profit before taxation | 1,179,116 | 154,549 | 14,952 | (336,366) | 1,012,251 |
| 總資產 | Total assets | 97,893,393 | 9,317,866 | 10,649,054 | (29,123,640) | 88,736,673 |
| 總負債 | Total liabilities | 86,226,863 | 8,691,491 | 10,565,659 | (25,975,424) | 79,508,589 |
| 或然債務及承擔（附註29(a)） | Contingent liabilities and commitments (Note 29(a)) | 12,241,808 | 725,483 | 35,135 | (339,685) | 12,662,741 |
| 資本支出 | Capital expenditure | 1,642,799 | 13,818 | 47,130 | - | 1,703,747 |

## 32. 董事及高級職員貸款

遵照香港《公司條例》第161B(9)節規定，貸予董事及高級職員之貸款詳情如下：

## 32. LOANS TO OFFICERS

Particulars of loans to officers disclosed pursuant to section 161B(9) of the Hong Kong Companies Ordinance are as follows:

| | | 2004 | 2003 |
|---|---|---|---|
| 於十二月三十一日之貸款總數 | Aggregate amount of relevant loans outstanding at 31st December | 411,328 | 109,983 |
| 全年貸款最高總數 | The maximum aggregate amount of relevant loans outstanding during the year | 552,022 | 110,635 |

## 33. 資產抵押

於「定期存放銀行同業及其他金融機構款項(一至十二個月內到期)」中包括定期存款港幣7,774,000元(二零零三年：港幣7,763,000元)，仍依照美國加州政府法例，按給美國加州政府，作為附屬保證品。

## 33. PLEDGE OF ASSETS

The amount of HK$7,774,000 (2003: HK$7,763,000) included in "Placements with banks and other financial institutions maturing between one and twelve months" represents a time deposit pledged as collateral with the State of California in compliance with the statutory requirements of the State of California.

## 34. 關連人士交易

(a) 本年度內，本集團與本銀行之主要股東美國紐約銀行集團及其附屬公司之交易，均按一般正常業務及商業條件進行。本年度內之收支及於年終之資產負債表及資產負債表以外之結餘詳列如下：

## 34. RELATED PARTY TRANSACTIONS

(a) *During the year, transactions with The Bank of New York Company Inc. ("BNY"), a substantial shareholder of the Bank, or its subsidiaries were entered into by the Group in the ordinary course of business and on normal commercial terms. The income and expense for the year and on-balance sheet and off-balance sheet outstandings at the year end are:*

(i) 收入及支出 / Income and expense

| | | 2004 | 2003 |
|---|---|---|---|
| 利息收入 | Interest income | 918 | 548 |
| 利息支出 | Interest expense | 458 | 368 |

(ii) 十二月三十一日資產負債表結餘 / On-balance sheet outstanding at 31st December

| | | 2004 | 2003 |
|---|---|---|---|
| 現金及短期資金 | Cash and short-term funds | 49,096 | 33,717 |
| 銀行同業及其他金融機構之存款 | Deposits and balances of banks and other *financial institutions* | 71,114 | 17,809 |

(iii) 十二月三十一日資產負債表以外結餘 / Off-balance sheet outstanding at 31st December

| | | 2004 | 2003 |
|---|---|---|---|
| 匯率合約 | Exchange rate contracts | | |
| 合約金額 | Contract amount | - | 464,787 |
| 重置成本 | Replacement Cost | - | - |
| 信貸風險加權金額 | Credit risk weighted amount | - | 930 |

## 34. 關連人士交易(續)

(iv) 於一九九九年八月二十七日及二零零二年九月十九日，本銀行與美國紐約銀行集團簽署兩項授權協議，根據此項協議，本銀行將提供一項有關證券化交易之支援服務。第一項授權協議已於二零零四年二月二十日終止。

於二零零四年，本銀行已總共收取港幣375,000元(二零零三年：港幣198,000元)服務費。本銀行將按年收取費用至第二項合約終止。

(b) 於一九九五年六月三十日，本銀行擁有百分之六十五股權之附屬公司永亨蘇黎世保險有限公司(「永蘇保險」)與蘇黎世保險有限公司(「蘇黎世保險」)之全資附屬公司瑞泰保險管理(香港)有限公司(「瑞泰保險」)簽署一項管理合約。根據此項管理合約瑞泰保險將負責永蘇保險有關保險業務之管理工作。蘇黎世保險為永蘇保險之主要股東，佔該公司已發行股本百分之三十五。根據此項管理合約，永蘇保險付予瑞泰保險港幣4,498,000元(二零零三年：港幣3,524,000元)管理費用。此項費用乃按所收之保險費及純利而釐定。此管理合約已於二零零四年十二月三十一日終止，並將延長兩年，但雙方可經六個月通知後提前解約。此項重訂費用為固定收費及按所收保險費之百分率而釐定。

## 34. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(iv) On 27th August, 1999 and 19th September, 2002, the Bank entered into two Delegation Agreements with BNY pursuant to which the Bank agreed to provide various back-up support services to BNY in connection with a securitisation transaction undertaken by BNY. The first Delegation Agreement was terminated on 20th February, 2004.

In 2004, the Bank received from BNY a total service fee of HK$375,000 (2003: HK$198,000) and will continue to receive further service fees on an annual basis during the term of the second Delegation Agreement.

(b) On 30th June, 1995, Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 percent owned subsidiary of the Bank, entered into a Management Agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance"), a wholly own subsidiary of Zurich Insurance Limited ("Zurich Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business. Zurich Insurance is a substantial shareholder of WHZ Insurance holding 35 percent of WHZ Insurance's issued share capital. Under the Management Agreement, WHZ Insurance paid to Swiss Insurance an amount of HK$4,498,000 (2003: HK$3,524,000), being the contractual management fees based on gross premium. The Management Agreement was expired on 31st December, 2004 and will be extended for two years but can be terminated by either party with six months' notice. The revised management fee will be based on a fixed fee plus a certain percentage of gross written premiums received.

## 34. 關連人士交易(續)

(c) 年內，本集團與其關聯人士進行多項交易。這些人士包括聯營公司、主要行政人員與其直系親屬、及受這些人士所控制的公司或其具有重大影響力的公司。所有交易的利率，均按照一般正常業務及與一般同等信用水平之客戶相若的條款及規定。以下為利息收入及利息支出，貸款及存款結餘：

## 34. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(c) During the year, the Group entered into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. All interest rates of the transactions are in the ordinary course of business and under terms and conditions normally applicable to customers of comparable standing. The interest income and interest expense as well as loans and deposits oustandings are as follows:

| | | **2004**<br>佔永亨銀行集團之百分比<br>% to the Group Total | 2003<br>佔永亨銀行集團之百分比<br>% to the Group Total |
|---|---|---|---|
| 利息收入 | Interest income | **0.62** | 0.12 |
| 利息支出 | Interest expense | **0.40** | 0.67 |
| 客戶貸款 | Advance to customers | **1.32** | 0.46 |
| 客戶存款 | Deposits from customers | **0.81** | 0.72 |

## 35. 僱員福利

### (a) 退休福利計劃

## 35. STAFF BENEFITS

### *(a) Retirement schemes*

| | | **2004** | 2003 |
|---|---|---|---|
| 退休福利成本(附註4(c)) | Retirement benefit costs (Note 4(c)) | **35,203** | 32,625 |

本集團為香港合資格僱員設立了一個根據《職業退休計劃條例》註冊之強制性公積金豁免ORSO計劃(「ORSO計劃」)，以及兩個根據《強制性公積金條例》成立之強制性公積金計劃(「強積金計劃」)。ORSO計劃已於二零零四年八月一日凍結。此後，僱員及僱主之供款將撥入強積金計劃，以代替ORSO計劃。此外，於二零零一年一月三日，本集團按澳門當地守則，以不同之供款率為該處所有僱員設立界定供款計劃。該等計劃之成本將計入該年之損益計算表，該等計劃之資產均與本集團之資產分開持有。倘強積金計劃僱員離職而不能獲得全數的僱主自願性供款，其剩下的結餘將撥歸本集團。

The Group operates both a Mandatory Provident Fund Exempt ORSO Scheme (the "ORSO Scheme") which is registered under the Occupational Retirement Schemes Ordinance and two Manadatory Provident Fund Schemes (the "MPF Schemes") established under the Manadatory Provident Fund Ordinance to cover all qualifying employees in Hong Kong. As from 1st August, 2004, the ORSO Scheme is frozen as employees and the employer have made the contributions to MPF Scheme instead of ORSO Scheme. In addition, a defined contribution scheme was established on 3rd January, 2001 to cover all qualifying employees in Macau at various funding rates, in accordance with the local practice and requirements. The costs of these schemes are charged to the profit and loss account for the year and the assets of these schemes are held separately from the Group. Any forfeiture amount under the MPF Scheme is refunded to the Group when the member leaves employment prior to the employer's voluntary contributions being vested fully.

## 35. 僱員福利(續)

### (b) 股份獎勵福利

*(i) 認股權計劃*

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司(「聯交所」)之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為股份於授予日在聯交所之收市價，該日必須為營業日，及股份於授予日前五個營業日在聯交所的平均收市價，兩者中的較高者。

(1) 認股權變更

## 35. STAFF BENEFITS *(CONTINUED)*

### *(b) Equity compensation benefits*

*(i) Share Option Scheme*

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of the closing price of the shares on the SEHK on the date of the grant, which must be a trading day, and the average closing price of the shares on the SEHK for the five business days immediately preceding the date of grant.

(1) Movements in share options

| | | 2004<br>股份數目<br>Number of shares | 2003<br>股份數目<br>Number of shares |
|---|---|---|---|
| 一月一日結餘 | At 1st January | **740,000** | 772,000 |
| 已發行 | Issued | **535,000** | 290,000 |
| 已失效 | Lapsed | **(40,000)** | – |
| 已行使 | Exercised | **(130,000)** | (322,000) |
| 十二月三十一日結餘 | At 31st December | **1,105,000** | 740,000 |

## 35. 僱員福利(續)

### (b) 股份獎勵福利(續)

#### (i) 認股權計劃(續)

(2) 於資產負債表結餘日之未到期及未行使的認股權摘要

## 35. STAFF BENEFITS *(CONTINUED)*

### *(b) Equity compensation benefits (continued)*

#### *(i) Share Option Scheme (continued)*

(2) Terms of unexpired and unexercised share options at balance sheet date

| 授予認股權日期<br>Date of options granted | 認購價<br>Option price | 2004<br>股份數目<br>Number of shares | 2003<br>股份數目<br>Number of shares |
|---|---|---|---|
| 10/03/2001 | HK$23.60 | 230,000 | 260,000 |
| 15/03/2002 | HK$26.30 | 170,000 | 190,000 |
| 14/01/2003 | HK$25.80 | 80,000 | 160,000 |
| 14/03/2003 | HK$26.50 | 130,000 | 130,000 |
| 21/05/2004 | HK$43.80 | 495,000 | - |
| | | 1,105,000 | 740,000 |

此等認股權可於授予日第一週年起至第十週年內行使。

The options granted under the Scheme will be exercisable between the first and the tenth anniversaries of the date of grant.

(3) 於年內授予的認股權代價均為港幣1元。

(3) Details of share options granted during the year, all of which were granted with HK$1.00 consideration.

| 行使期間<br>Exercise period | 認購價<br>Option price | 2004<br>股份數目<br>Number of shares | 2003<br>股份數目<br>Number of shares |
|---|---|---|---|
| 14/01/2004 - 14/01/2013 | HK$25.80 | - | 160,000 |
| 14/03/2004 - 14/03/2013 | HK$26.50 | - | 130,000 |
| 21/05/2005 - 21/05/2014 | HK$43.80 | 535,000 | - |
| | | 535,000 | 290,000 |

## 35. 僱員福利（續）

### (b) 股份獎勵福利（續）

*(i) 認股權計劃（續）*

(4) 於年內行使的認股權之詳情

## 35. STAFF BENEFITS *(CONTINUED)*

### *(b) Equity compensation benefits (continued)*

*(i) Share Option Scheme (continued)*

(4) Details of share options exercised during the year

| 行使日期 Exercise date | 認購價 Option price | 股份於行使前一日之每股加權平均收市價 Weighted average closing price per share at preceding day before exercise date | 所得收入 Proceeds received | 2004 股份數目 Number of shares | 2003 股份數目 Number of shares |
|---|---|---|---|---|---|
| 09/04/2003 | HK$14.83 | HK$27.20 | HK$1,512,660 | - | 102,000 |
| 31/07/2003 | HK$23.60 | HK$31.30 | HK$708,000 | - | 30,000 |
| 18/08/2003 | HK$23.60 | HK$33.20 | HK$708,000 | - | 30,000 |
| 18/08/2003 | HK$26.30 | HK$33.20 | HK$1,052,000 | - | 40,000 |
| 25/08/2003 | HK$23.60 | HK$34.30 | HK$708,000 | - | 30,000 |
| 05/09/2003 | HK$26.30 | HK$37.30 | HK$1,052,000 | - | 40,000 |
| 24/09/2003 | HK$23.60 | HK$38.00 | HK$708,000 | - | 30,000 |
| 07/11/2003 | HK$26.30 | HK$48.80 | HK$526,000 | - | 20,000 |
| 14/01/2004 | HK$25.80 | HK$49.30 | HK$516,000 | 20,000 | - |
| 26/01/2004 | HK$25.80 | HK$54.25 | HK$516,000 | 20,000 | - |
| 27/01/2004 | HK$25.80 | HK$54.50 | HK$516,000 | 20,000 | - |
| 27/01/2004 | HK$23.60 | HK$54.50 | HK$708,000 | 30,000 | - |
| 09/02/2004 | HK$25.80 | HK$52.75 | HK$516,000 | 20,000 | - |
| 13/04/2004 | HK$26.30 | HK$55.00 | HK$526,000 | 20,000 | - |
| | | | | 130,000 | 322,000 |

*(ii) 僱員獎勵計劃*

年內，批准了一項新僱員獎勵計劃。根據已批准之僱員獎賞計劃，董事會獲授權可決定給予行政人員獎賞以購入本銀行股份，作為挽留彼等繼續為本集團效力之獎勵，根據僱員獎勵計劃於二零零四年四月二十二日獲通過後五年內，可予發行的股份獎賞數目最多不得超過本銀行不時已發行股本百分之一。獎賞於授出日期起計第六週年至第十週年，按以下之百分比生效。

*(ii) Employee Incentive Plan*

During the year, a new employee incentive plan was approved. Pursuant to the approved Employee Incentive Plan, the directors are authorised, at their discretion, to invite certain executives, to take up awards to vesting ordinary shares in the Bank as incentive for them to remain in employment with the Bank. The maximum number of awards in respect of which awards may be granted under the Employee Incentive Plan may not exceed 1% of the issued share capital of the Bank for the time being in issue within five years of the date of approval of the plan on 22nd April, 2004. The awards can be vested between the sixth to the tenth anniversaries after the date of grant with the following percentage of award vesting.

## 35. 僱員福利（續）

### (b) 股份獎勵福利（續）

#### (ii) 僱員獎勵計劃（續）

## 35. STAFF BENEFITS (CONTINUED)

### (b) Equity compensation benefits (continued)

#### (ii) Employee Incentive Plan (continued)

| 日期 | Date | 獎賞生效之百分比 Percentage of Award vesting |
|---|---|---|
| 授出日期起計六週年 | Sixth anniversary of the date of grant | 5% |
| 授出日期起計七週年 | Seventh anniversary of the date of grant | 10% |
| 授出日期起計八週年 | Eighth anniversary of the date of grant | 15% |
| 授出日期起計九週年 | Ninth anniversary of the date of grant | 20% |
| 授出日期起計十週年 | Tenth anniversary of the date of grant | 50% |

本集團根據一項新獎勵計劃以無代價授予若干僱員獎賞，以購入本銀行股份。股份將根據獎賞按每股面值港幣1元購入。獎賞之公平價值以授出日計算，並在獎賞授出日與生效期內於損益賬扣除及撥入股東資金內。獎賞未生效期內所派發相等於股息之現金，將以花紅支出按應計基準於損益賬扣除。

The Group granted awards at no consideration for certain employees to acquire shares of the Bank under a new EIP. The shares will be acquired at the nominal value of HK$1 per share under the award. The fair value of the awards is measured at the grant date and is charged to the profit and loss account and credited to shareholders' fund between the grant date and vesting date. The cash amount equal to the dividend that would have been paid during the period up to vesting will be charged to the profit and loss account as bonus expenses on an accrual basis.

如董事會決定選擇以支付現金代替此計劃下可獲得之股份獎賞，於生效日期便無新股份發行。

If the Board determines to select the cash option when shares vest, which is available under the plan, no new shares will be issued on the date of vesting.

於二零零四年十二月三十一日，本銀行董事及僱員持有本銀行獎賞可購入本銀行之股份如下。

At 31st December, 2004, the directors and employees of the Bank had the following interest in award to purchase the shares of the Bank.

| 授予獎賞日期 Date of awards granted | 行使價 Exercise Price | 2004 股份數目 Number of shares |
|---|---|---|
| 21/05/2004 | HK$1.00 | 495,000 |

## 36. 賬項通過

本賬項已於二零零五年三月十日經董事會通過及授權發佈。

## 36. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Board of Directors on 10th March, 2005.

(以港幣千元位列示，內文另註除外。) (Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

## (a) 資本充足及流動資金比率 (a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS

### (i) 資本充足比率 (i) Capital adequacy ratio

| | | 永亨銀行集團 The Group 2004 | 2003 |
|---|---|---|---|
| 核心資本 | Core capital | | |
| 繳足股款的普通股股本 | Paid up ordinary share capital | 293,911 | 293,781 |
| 股本溢價賬 | Share Premium | 342,102 | 337,330 |
| 儲備 | Reserves | 5,417,947 | 4,966,124 |
| 其他 | Others | 516,743 | 453,053 |
| (減)：商譽 | (Less): Goodwill | (847,422) | (954,260) |
| | | 5,723,281 | 5,096,028 |
| 可計算的附加資本 | Eligible supplementary capital | | |
| 土地及土地權益價值重估之儲備 | Reserves on revaluation of land and interests in land | 187,824 | 188,231 |
| 重估非持作買賣用途證券之未實現收益 | Unrealised gains on revaluation of non-trading securities | 14,246 | 11,168 |
| 一般呆賬準備金 | General provisions for doubtful debts | 496,214 | 467,920 |
| 有期後償債項之可計算價值 | Eligible value of term subordinated debt instruments | 2,526,485 | 2,522,910 |
| | | 3,224,769 | 3,190,229 |
| 扣減前的資本基礎總額 | Total capital base before deductions | 8,948,050 | 8,286,257 |
| 資本基礎總額的扣減項目 | Deductions from total capital base | (405,324) | (480,208) |
| 扣減後的資本基礎總額 | Total capital base after deductions | 8,542,726 | 7,806,049 |
| 十二月三十一日未經調整及調整後之資本充足比率 | Unadjusted and adjusted capital adequacy ratio at 31st December | 15.7% | 15.7% |

未經調整之資本充足比率為本銀行及部份附屬公司根據香港銀行條例附表三及香港金融管理局為監管而要求之綜合基準計算。調整後資本充足比率之計算，是根據香港金融管理局發出之監管政策手冊內有關《就市場風險維持充足資本》的要求，計入在結算日的市場風險。所根據的綜合基準與未經調整之資本充足比率相同。

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority ("HKMA") for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance. The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with module on "Maintenance of Adequate Capital against Market Risks" under Supervisory Policy Manual issued by the HKMA.

## (a) 資本充足及流動資金比率(續) / (a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS (CONTINUED)

### (ii) 全年平均流動資金比率 / (ii) Average liquidity ratio for the year

| | 永亨銀行集團 The Group | |
|---|---|---|
| | 2004 | 2003 |
| 全年平均流動資金比率 Average liquidity ratio for the year | 49.1% | 49.0% |

全年平均流動資金比率乃根據香港銀行條例附表四計算。此比率為與香港金融管理局協議包括所有海外分行、香港辦事處及附屬公司而計算。

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

## (b) 客戶貸款－行業分類 / (b) ADVANCES TO CUSTOMERS – BY INDUSTRY SECTORS

客戶貸款之行業類別是按該等貸款之用途分類及未減除任何準備。

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

| | | 永亨銀行集團 The Group | | 差幅 Change |
|---|---|---|---|---|
| | | 2004 | 2003 | % |
| ***在香港使用之貸款*** | *Loans for use in Hong Kong* | | | |
| 工業、商業及金融 | Industrial, commercial and financial | | | |
| －物業發展 | – Property development | 652,393 | 746,889 | -12.7 |
| －物業投資 | – Property investment | 8,502,635 | 8,301,127 | 2.4 |
| －財務機構 | – Financial concerns | 631,997 | 432,237 | 46.2 |
| －股票經紀 | – Stockbrokers | 244,082 | 299,192 | -18.4 |
| －批發與零售業 | – Wholesale and retail trade | 974,803 | 1,552,450 | -37.2 |
| －製造業 | – Manufacturing | 1,745,129 | 1,477,609 | 18.1 |
| －運輸與運輸設備 | – Transport and transport equipment | 2,721,053 | 2,529,990 | 7.6 |
| －股票有關之貸款 | – Share financing | 205,011 | 128,297 | 59.8 |
| －其他 | – Others | 3,032,779 | 3,279,434 | -7.5 |
| 個人 | Individuals | | | |
| －購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」樓宇之貸款 | – Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme | 1,618,601 | 1,925,650 | -15.9 |
| －購買其他住宅物業之貸款 | – Loans for the purchase of other residential properties | 13,872,283 | 12,486,065 | 11.1 |
| －信用咭貸款 | – Credit card advances | 358,582 | 326,186 | 9.9 |
| －其他 | – Others | 3,272,558 | 3,168,104 | 3.3 |
| ***貿易融資*** | *Trade finance* | 2,575,916 | 2,710,956 | -5.0 |
| ***在香港以外使用之貸款*** | *Loans for use outside Hong Kong* | | | |
| －澳門 | – Macau | 4,026,596 | 3,728,726 | 8.0 |
| －其他 | – Others | 4,754,708 | 3,518,773 | 35.1 |
| | | 49,189,126 | 46,611,685 | 5.5 |

## (c) 客戶貸款、不履行貸款及過期貸款－地理分類

地理分類資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

## (c) ADVANCES TO CUSTOMERS, NON-PERFORMING LOANS AND OVERDUE ADVANCES – BY GEOGRAPHICAL AREA

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

| | | 永亨銀行集團 The Group 2004 | | |
|---|---|---|---|---|
| | | 客戶貸款 Total advances to customers | 不履行貸款 Non-performing loans | 過期三個月以上之貸款 Overdue advances for over three months |
| 香港 | Hong Kong | 43,343,176 | 626,765 | 562,931 |
| 澳門 | Macau | 4,227,186 | 190,019 | 87,516 |
| 中華人民共和國 | People's Republic of China | 715,318 | 8,211 | 7,807 |
| 其他 | Others | 903,446 | - | - |
| | | 49,189,126 | 824,995 | 658,254 |

| | | 永亨銀行集團 The Group 2003 | | |
|---|---|---|---|---|
| | | 客戶貸款 Total advances to customers | 不履行貸款 Non-performing loans | 過期三個月以上之貸款 Overdue advances for over three months |
| 香港 | Hong Kong | 40,947,433 | 1,157,473 | 789,291 |
| 澳門 | Macau | 3,876,335 | 219,446 | 209,792 |
| 中華人民共和國 | People's Republic of China | 843,922 | 8,737 | 8,113 |
| 其他 | Others | 943,995 | 2,008 | 2,008 |
| | | 46,611,685 | 1,387,664 | 1,009,204 |

## (d) 過期及重定還款期之資產

### (i) 過期及重定還款期之貸款

## (d) OVERDUE AND RESCHEDULED ASSETS

### (i) *Overdue and rescheduled advances*

| | | 永亨銀行集團 The Group | | | |
|---|---|---|---|---|---|
| | | 2004 | | 2003 | |
| | | 金額 Amount | 佔貸款總額之百分比 % of total advances | 金額 Amount | 佔貸款總額之百分比 % of total advances |
| 已過期之客戶貸款 | Gross advances to customers which have been overdue | | | | |
| 三個月以上至六個月 | for 6 months or less but over 3 months | 148,535 | 0.30 | 158,787 | 0.34 |
| 六個月以上至一年 | 1 year or less but over 6 months | 65,410 | 0.13 | 215,456 | 0.46 |
| 一年以上 | Over 1 year | 444,309 | 0.90 | 634,961 | 1.36 |
| | | 658,254 | 1.33 | 1,009,204 | 2.16 |
| 所持抵押品金額 | Amount of collateral held | 647,116 | | 841,574 | |
| 有抵押貸款數額 | Secured balance | 563,124 | | 768,264 | |
| 無抵押貸款數額 | Unsecured balance | 95,130 | | 240,940 | |
| 特殊準備 | Specific provisions | 89,644 | | 220,991 | |
| 重定還款期之客戶貸款 | Rescheduled advances | 186,192 | 0.38 | 163,087 | 0.35 |

於二零零三年十二月三十一日及二零零四年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中並無過期三個月以上及重定還款期之貸款。

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December, 2004 and 31st December, 2003.

## (d) 過期及重定還款期之資產（續） (d) OVERDUE AND RESCHEDULED ASSETS *(CONTINUED)*

### (ii) 其他過期資產 *(ii) Other overdue assets*

| | | 永亨銀行集團 The Group | | | |
|---|---|---|---|---|---|
| | | 2004 | | 2003 | |
| | | 債務證券 Debt securities | 貿易票據 Trade bills | 債務證券 Debt securities | 貿易票據 Trade bills |
| 已過期之其他資產 | Other assets which have been overdue for | | | | |
| 三個月以上至六個月 | 6 months or less but over 3 months | - | - | - | 117 |
| 六個月以上至一年 | 1 year or less but over 6 months | - | 108 | 30,038 | - |
| 一年以上 | Over 1 year | - | 1,714 | - | 3,089 |
| | | - | 1,822 | 30,038 | 3,206 |

## (e) 過期及重定還款期貸款與不履行貸款之對賬表 (e) THE RECONCILIATION BETWEEN OVERDUE AND RESCHEDULED LOANS AND NON-PERFORMING LOANS

| | | 永亨銀行集團 The Group | |
|---|---|---|---|
| | | 2004 | 2003 |
| 已過期三個月以上之客戶貸款及重定還款期貸款： | Gross advances to customers and rescheduled loans which have been overdue for over three months: | | |
| 已過期三個月以上之客戶貸款 | Gross advances to customers which have been overdue for over three months | 658,254 | 1,009,204 |
| 重定還款期之貸款 | Rescheduled advances | 186,192 | 163,087 |
| | | 844,446 | 1,172,291 |
| （減）：過期三個月以上但仍累計利息之貸款 | (Less): Loans overdue over 3 months and on which interest is still being accrued | (115,371) | (59,745) |
| 加： 過期三個月或以下但其利息已撥入暫記賬或已停止累計利息之貸款 | Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased | 95,920 | 275,118 |
| 不履行貸款合計 | Total non-performing loans | 824,995 | 1,387,664 |

## (f) 收回資產

## (f) REPOSSESSED ASSETS

| | | 永亨銀行集團 The Group | |
|---|---|---|---|
| | | 2004 | 2003 |
| 客戶貸款內包括之收回資產 | Repossessed assets included in advances to customers | 193,822 | 262,881 |

## (g) 跨境債權

跨境債權資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

## (g) CROSS-BORDER CLAIMS

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

| | | 永亨銀行集團 The Group 2004 | | | |
|---|---|---|---|---|---|
| | | 銀行同業及其他金融機構 Banks and other financial institutions | 公營機構 Public sector entities | 其他 Others | 合計 Total |
| 澳門 | Macau | 355,234 | - | 4,241,239 | 4,596,473 |
| 中華人民共和國 | People's Republic of China | 1,424,858 | 15,795 | 564,279 | 2,004,932 |
| 其他亞太區 | Other Asia Pacific | 7,161,851 | - | 1,052,747 | 8,214,598 |
| 美國 | United States | 1,124,311 | 303,703 | 2,200,764 | 3,628,778 |
| 其他南美及北美國家 | Other North and South American countries | 1,070,887 | - | 493,806 | 1,564,693 |
| 中東及非洲 | Middle East and Africa | 761 | - | 1,821 | 2,582 |
| 德國 | Germany | 7,751,606 | - | 3,977 | 7,755,583 |
| 英國 | United Kingdom | 4,997,717 | - | 170,806 | 5,168,523 |
| 其他歐洲國家 | Other European countries | 10,100,714 | - | 638,539 | 10,739,253 |
| | | 33,987,939 | 319,498 | 9,367,978 | 43,675,415 |

## (g) 跨境債權（續）

## (g) CROSS-BORDER CLAIMS (CONTINUED)

| | | 永亨銀行集團 The Group 2003 | | | |
|---|---|---|---|---|---|
| | | 銀行同業及其他金融機構 Banks and other financial institutions | 公營機構 Public sector entities | 其他 Others | 合計 Total |
| 澳門 | Macau | 560,836 | - | 3,893,773 | 4,454,609 |
| 中華人民共和國 | People's Republic of China | 1,022,099 | 9,190 | 802,154 | 1,833,443 |
| 其他亞太區 | Other Asia Pacific | 5,315,186 | 493,348 | 867,680 | 6,676,214 |
| 美國 | United States | 1,068,438 | 416,131 | 1,989,982 | 3,474,551 |
| 其他南美及北美國家 | Other North and South American countries | 2,386,259 | - | 362,542 | 2,748,801 |
| 中東及非洲 | Middle East and Africa | 3,135 | - | 1,466 | 4,601 |
| 德國 | Germany | 6,075,226 | - | 4,182 | 6,079,408 |
| 英國 | United Kingdom | 3,441,208 | - | 84,989 | 3,526,197 |
| 其他歐洲國家 | Other European countries | 9,859,051 | - | 528,209 | 10,387,260 |
| | | 29,731,438 | 918,669 | 8,534,977 | 39,185,084 |

## (h) 貨幣風險

個別外幣的淨持有額或淨結構性倉盤若佔所持有外幣總額或結構性倉盤總額的百分之十或以上，便須作出披露。

## (h) CURRENCY RISKS

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

| | | 永亨銀行集團 The Group | | | |
|---|---|---|---|---|---|
| | | 2004 | | 2003 | |
| 相等於百萬港元 | In millions of HK$ equivalent | 美元 US$ | 合計 Total | 美元 US$ | 合計 Total |
| 現貨資產 | Spot assets | 27,044 | 43,484 | 27,037 | 41,121 |
| 現貨負債 | Spot liabilities | (28,388) | (44,775) | (29,345) | (42,785) |
| 遠期買入 | Forward purchases | 4,307 | 5,100 | 5,757 | 6,694 |
| 遠期賣出 | Forward sales | (2,417) | (3,233) | (3,214) | (4,701) |
| 長盤淨額 | Net long positions | 546 | 576 | 235 | 329 |

| | | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|---|
| 相等於百萬港元 | *In millions of HK$ equivalent* | 澳門幣 Macau Patacas | 美元 US$ | 合計 *Total* | 澳門幣 Macau Patacas | 美元 US$ | 合計 *Total* |
| 結構性倉盤淨額 | Net structural positions | 110 | 218 | 328 | 515 | 79 | 611 |

## (i) 企業管治

本銀行致力實施良好的企業管治，並遵循香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引。董事會轄下之委員會包括行政委員會、授信委員會、管理委員會、資產負債管理委員會、審核委員會、董事提名委員會及薪酬委員會。

### (i) 行政委員會

行政委員會定期舉行會議，檢討本集團之管理運作及業務表現，並在董事會直接授權下，以一般管理委員會形成運作。委員會成員包括行政總裁及兩名執行董事。

### (ii) 授信委員會

授信委員會主要職責是協助董事會制定集團之風險策略以管理信貸風險。委員會亦負責制定及維持集團的信貸風險管理架構，並參與大額貸款申請之審批。委員會成員包括行政總裁、三名執行董事、信貸管理處及風險管理處主管。

### (iii) 管理委員會

管理委員會定期舉行會議，檢討本銀行之財務與業務計劃及主要業務與營運之動向。委員會成員包括行政總裁、三名執行董事、財務總監、零售銀行集團主管、資訊科技處主管及營運管理處主管。

## (i) CORPORATE GOVERNANCE

The Bank is committed to high standards of corporate governance and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. The Board of Directors has established a number of committees including the Executive Committee, Credit Committee, Management Committee, Asset and Liability Management Committee, Audit Committee, Director Nomination Committee and Compensation Committee.

### *(i) Executive Committee*

The Executive Committee meets regularly to review the management and performance of the Group and operates a general management committee under the direct authority of the Board. The Committee comprises of the chief executive and two executive directors.

### *(ii) Credit Committee*

The Credit Committee is responsible for assisting the Board to formulate the Group's risk appetite and strategies for managing the credit risk. It is also responsible for the implementation and maintenance of the Group's credit risk management framework. It also participates in evaluating large credit applications and making credit decisions. The Committee is comprised of the chief executive, three executive directors and the heads of Credit Administration Division and Risk Management Division.

### *(iii) Management Committee*

The Management Committee meets regularly to review and approve the financial and business plans and major business and operational initiatives. The Committee comprises of the chief executive, three executive directors, the chief financial officer, and the heads of Retail Banking Division, Information Technology Division and Operations Division.

(i) 企業管治 *(續)*

*(iv)* ***資產負債管理委員會***

資產負債管理委員會負責制定及維持有關資產負債表之結構，市場風險、交易、融資及流動資金管理，各項橫跨集團銀行業務之整體風險管理架構。委員會並向董事會提交有關之政策及指引。委員會成員包括行政總裁、三名執行董事、財務總監、司庫、零售銀行處主管及風險管理處主管。

*(v)* ***審核委員會***

審核委員會定期與執行董事、財務總監、內部稽核及本銀行之核數師舉行會議，以檢討財務表現，並考慮有關稽核檢討之性質及範圍，以及內部控制及條例執行制度之效率。委員會亦會討論由本銀行內部稽核、核數師與及香港金融管理局所提出之各項建議，並確保推行所有審核建議。委員會成員包括四名非執行董事。

*(vi)* ***董事提名委員會***

董事提名委員會負責向董事會提出建議委任本銀行董事、行政總裁、副行政總裁及總經理之位。成員包括三名非執行董事。

*(vii)* ***薪酬委員會***

薪酬委員會每年舉行一次會議，評估及批准本銀行行政總裁之薪酬及福利。成員包括兩名非執行董事。

## (i) CORPORATE GOVERNANCE (CONTINUED)

### *(iv) Asset and Liability Management Committee*

The Asset and Liability Management Committee ("ALMCO") is responsible for the implementation and maintenance of the overall risk management framework relating to balance sheet structure, market risks, trading, funding and liquidity management across the Group's banking business. It recommends policy and guidelines to the Board. The Committee is comprised of the chief executive, three executive directors, the chief financial officer, the treasurers, the heads of Retail Banking Division and Risk Management Division.

### *(v) Audit Committee*

The Audit Committee meets regularly with an executive director, chief financial officer, internal auditors and the external auditors to review and discuss financial performance, consider the nature and scope of audit review and the effectiveness of the systems of internal control and compliance. The Committee also discusses matters raised by the internal auditors, external auditors and HKMA and ensures that all audit recommendations are implemented. The Committee comprises of four non-executive directors.

### *(vi) Director Nomination Committee*

The Director Nomination Committee is responsible for reviewing and recommending to the Board appointment of all new Directors, Chief Executive, Deputy Chief Executive and General Manager of the Bank. The committee comprises of three non-executive directors.

### *(vii) Compensation Committee*

The Compensation Committee meets once a year to evaluate and approve the remuneration policy and package for the Chief Executive of the Bank. The committee comprises of two non-executive directors.

## (j) 風險管理

本集團已制定政策及程序，用以監察及控制信貸風險、流動資金、資本及市場風險，並由董事會授予授信委員會及資產負債管理委員會定期檢討，內部核數員亦會定期稽核，以確保該等政策及程序能得以遵從。

### *(i) 信貸風險管理*

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款、貿易融資、財資、衍生工具及其他業務。董事會已授權由本銀行行政總裁任主席的授信委員會以執行信貸風險管理。

信貸風險管理是獨立於其他業務，監管信貸政策的應用及實行及確保信貸評估及批核的質素。本集團的信貸政策制定了授予信貸的準則、信貸批核與監察的程序、貸款分類系統及撥備的政策，並根據《香港銀行業條例》及香港金融管理局發出的指引，來制定對大額信貸及撥備的政策。

在評估客戶或交易對手的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。信貸集中是藉採納適當的信貸控制得以監管，例如根據資本基礎去釐定大額風險限額。

詳盡的信貸風險管理指引已載於本集團的貸款手冊，並經由授信委員會定期檢閱及批核。貸款手冊內包括為信貸權限授權、授信標準、信貸監管處理、貸款分類系統、信貸追收及撥備政策。

## (j) MANAGEMENT OF RISKS

The Group has established policies and procedures for the control and monitoring of credit risk, liquidity, capital and market risk, which are reviewed regularly by the Credit Committee and ALMCO as delegated by the Board of Directors. The internal auditors also perform regular audits to ensure compliance with the policies and procedures.

### *(i) Credit risk management*

Credit risk arises from the possibility that the counterparty in a transaction may default. It arises from the lending, trade finance, treasury, derivatives and other activities undertaken by the Group. The Board of Directors has delegated the Group's credit risk management to the Credit Committee, which is chaired by the Bank's Chief Executive.

The credit risk management function is independent of the business units. It oversees the implementation of credit policies and ensures the quality of credit evaluation and approval. Credit approval is conducted in accordance with the Group's credit policy, which defines the credit extension criteria, the credit approval and monitoring processes, the loan classification system and provisioning policy. The credit policy also takes into account the requirements of the Hong Kong Banking Ordinance and guidelines issued by the HKMA with respect to large exposures and provisioning requirements.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always the Group's primary considerations, though credit risk may be mitigated by obtaining collateral from the customers or counterparties. Concentration risks are monitored by adopting proper risk control such as setting limits on large exposures in relation to the Group's capital base.

Comprehensive guidelines to manage credit risk have been laid down in the Group's Loaning Manual, which is regularly reviewed and approved by the Credit Committee. The Loaning Manual covers the delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and provisioning policy.

(j) **風險管理(續)**

*(ii)* ***流動資金管理***

本集團監察其流動資金結構中之資產、負債及合約承擔確保本集團之業務運作均達到其融資需求，並能經常符合法定的流動資金比率。在以上附註(a)中披露，集團於二零零四年全年平均流動資金比率為百分之四十九點一，遠超法定的百分之二十五最低要求。

董事局透過定期審閱流動資金比率及組合到期差異，得以審閱本集團所有業務之現時及未來之融資需求。流動資金風險源於本集團持有充足合適流動資產，如現金及短期資金及證券，以應付短期資金需求至合理水平。

本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務中未能預料的大量資金需求。

*(iii)* ***資本管理***

本集團的政策是要維持雄厚的資本，來支持集團的業務發展，並能達到法定的資本充足比率要求。在附註(a)中已披露，本集團在二零零四年十二月三十一日未經調整及調整後資本充足比率為百分之十五點七，遠超法定的百分之八最低要求。

本集團按各業務部門所承受的風險來分配資本。附屬公司若受其他監管機構直接監管，便必須遵守這些監管機構的規定維持充足的資本。某些附屬公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

## (j) MANAGEMENT OF RISKS *(CONTINUED)*

### *(ii) Liquidity management*

The Group manages the liquidity structure of its assets, liabilities and commitments so as to ensure that all Group operations can meet their funding needs and that the statutory liquidity ratio is complied with. As disclosed in note (a) above, the Group's average liquidity ratio of 49.1% for 2004 is well above the statutory minimum ratio of 25%.

The Board of Directors reviews the current and prospective funding requirements for all operations through regular review of the liquidity ratio and the maturity mismatch profile. The liquidity risk is managed by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflow in the ordinary course of business.

### *(iii) Capital management*

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. As disclosed in note (a) above, the Group's unadjusted and adjusted capital adequacy ratio of 15.7% as at 31st December, 2004 is well above the statutory minimum ratio of 8%.

Capital is allocated to the various activities of the Bank depending on the risk taken by each business division. Where the subsidiaries are directly regulated by other regulators, they are required to maintain minimum capital according to these regulators' rules. Certain financial subsidiaries, as specified by the HKMA, are subject to the HKMA's capital requirements for its regulatory supervision purposes.

## (j) 風險管理 *(續)*

### *(iv) 市場風險管理*

市場風險為利率、匯率或股票及商品價格之變動影響本集團持有之金融工具之價值。金融工具包括匯率合約、利息合約、股票及定息票據。

持有金融工具之限額由本集團資產負債管理委員會核准。該委員會由執行董事、司庫及集團之高級經理組成。該委員會負責制定有關資產負債管理政策，並檢討、審核及管理其運用情況以確保其營運比率及限額符合已制定之策略。

風險乃根據金融工具之本金或名義本金，交易金額及損失限額而計算，由資產負債管理委員會負責管理及檢討已制定之限額。

本集團以較保守之政策來管理交易持倉限額，於市場買賣以減少交易持倉限額。因此，本集團認為因交易持倉限額而引起之市場風險不大。

## (j) Management of risks *(continued)*

### *(iv) Market risk management*

Market risk is the risk that changes in interest rates, foreign exchange rates or equity and commodity prices will affect the prices of financial instruments taken or held by the Group. Financial instruments include foreign exchange contracts, interest rate contracts, equity and fixed income securities.

The limits for financial instruments are approved by ALMCO which is made up of executive directors, the treasurers and senior managers of the Group. ALMCO is responsible for approving the policies relating to asset and liability management and to review, monitor and control the operating ratios and trading limits to ensure compliance.

Exposures are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limit, and are controlled and reviewed by ALMCO.

The Group adopts a prudent approach to managing its trading portfolios, and reduces any excessive market risk by executing offsetting transactions or hedging contracts with other market counterparties. The Group therefore considers that any market risk arising from its trading book is not material.

# 主要附屬公司
# Major Subsidiaries

**澳門永亨銀行**
**總行** 新馬路241號

**Banco Weng Hang, S. A.**
**Head Office** 241 Avenida de Almeida Ribeiro, Macau

**永亨信用財務有限公司**
**總行** 皇后大道中183號中遠大廈17樓

**Wing Hang Credit Limited**
**Head Office** 17/F., Cosco Tower, 183 Queen's Road Central

**永亨財務有限公司**
**總行** 灣仔告士打道60號9樓

**Wing Hang Finance Company Limited**
**Head Office** 9/F., 60 Gloucester Road, Wanchai

**永亨證券有限公司**
**總行** 中環永和街23-29號
俊和商業中心1樓

**Wing Hang Shares Brokerage Company Limited**
**Head Office** 1/F., Chun Wo Commercial Centre
23-29 Wing Wo Street, Central

# 主要分行
# Major Branches

**香港**

| | |
|---|---|
| **總行** | 皇后大道中161號 |
| **銅鑼灣** | 波斯富街82號 |
| **中區** | 雪廠街10號新顯利大廈 |
| **莊士敦道** | 莊士敦道131-133號 |
| **筲箕灣** | 寶文街1號峻峰花園 |

**九龍**

| | |
|---|---|
| **九龍** | 彌敦道298號 |
| **旺角道** | 旺角道16號 |
| **深水埗** | 長沙灣道57號 |
| **油蔴地** | 彌敦道507號 |

**新界**

| | |
|---|---|
| **大埔** | 大榮里12至26號F舖 |
| **荃灣** | 眾安街35號 |

**中國**

| | |
|---|---|
| **上海** | 浦東新區銀城中路200號<br>中銀大廈2405-2408室 |
| **深圳** | 深圳市深南東路5002號<br>信興廣場地王商業中心<br>M2舖 |

**代表處**

| | |
|---|---|
| **北京** | 北京市東城區<br>東直門外大街48號<br>東方銀座寫字樓15A室 |
| **廣州** | 廣州市環市東路362號<br>好世界廣場2710室 |

**HONG KONG**

| | |
|---|---|
| **Head Office** | 161 Queen's Road Central |
| **Causeway Bay** | 82 Percival Street |
| **Central** | New Henry House, 10 Ice House Street |
| **Johnston Road** | 131-133 Johnston Road |
| **Shaukeiwan** | Perfect Mount Gardens, 1 Po Man Street |

**KOWLOON**

| | |
|---|---|
| **Kowloon** | 298 Nathan Road |
| **Mongkok Road** | 16 Mong Kok Road |
| **Shamshuipo** | 57 Cheung Sha Wan Road |
| **Yaumati** | 507 Nathan Road |

**NEW TERRITORIES**

| | |
|---|---|
| **Tai Po** | Shop F, 12-26 Tai Wing Lane |
| **Tsuen Wan** | 35 Chung On Street |

**CHINA**

| | |
|---|---|
| **Shanghai** | Room 2405-2408, 200 Yincheng Road Central<br>Pudong New Area, Shanghai |
| **Shenzhen** | Shop M2, Shun Hing Square,<br>Di Wang Commercial Centre,<br>5002 Shennan Dong Road, Shenzhen |

**Representative Office**

| | |
|---|---|
| **Beijing** | Room 15A, Office Tower, Oriental Kenzo<br>No. 48 Dongzhimen Wai Street<br>Dongcheng District, Beijing |
| **Guangzhou** | Room 2710 Peace World Plaza<br>362 Huan Shi Road East, Guangzhou |

# 股東週年大會通告

敬啟者本銀行訂於二零零五年四月二十一日〈星期四〉下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳舉行股東週年大會，討論下列事項：

1. 省覽二零零四年度本銀行總結與董事會及核數師報告書；

2. 宣佈派發末期股息；

3. (a) 重選鄭漢鈞博士為董事；

   (b) 重選Kenneth A Lopian先生為董事；

   (c) 重選何志偉先生為董事；

   (d) 重選謝孝衍先生為董事；

4. 授權董事會釐定董事袍金；

5. 重新委聘核數師及授權董事會釐定其酬金；

作為特別事項，考慮及如認為適當通過下列議案為普通決議案：

6. (a) 繼續無條件授權董事會在有關期間內配發、發行及處理本銀行之額外股份，其總額以不超逾本決議案通過之日本銀行已發行股本百分之二十為限。根據認股權計劃及僱員獎勵計劃而配發予本銀行及其附屬公司僱員之認股權或其股份則不在此限；及

   (b) 就本決議案而言：

   「有關期間」指本決議案通過之日至下列三者之較早日期止之期間：

   (i) 本銀行下屆股東週年大會結束之日；

   (ii) 法例規定本銀行須舉行下屆股東週年大會之期限屆滿之日；及

   (iii) 本銀行在股東大會通過普通決議案撤銷或修訂本決議案所述授權之日。

7. (a) 在下文(b)項之限制下，全面及無條件批准本銀行董事會於有關期間內(即本會議通告第6(b)項所載)行使本銀行一切權力，購回本銀行股本中之已發行股份； 及

   (b) 根據上文(a)項之批准，可於香港聯合交易所有限公司，根據香港股份購回守則所購回之股份，總面值不得超逾本決議案通過之日本銀行已發行股本總面值百分之十，而上述批准因而須受此限制。

8. 根據本會議通告第六項所載決議案而授予董事會配發股份之一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發之股本總面值中加入相等於本銀行根據本會議通告第七項所載決議案所獲授之權力而購回之股本總面值之數額。

本銀行將於二零零五年四月十八日(星期一)至二零零五年四月二十一日(星期四)，首尾兩天包括在內，暫停辦理股份過戶登記手續。

建議派發每股港幣一元四角三仙之末期股息，如獲通過，將於二零零五年五月九日(星期一)派發予於二零零五年四月二十一日在股東名冊上已登記之股東。

承董事會命
*董事兼秘書*
**何志偉** 謹啟

香港　二零零五年三月十日

附註：

1. 如欲獲得建議派發之股息，一切過戶文件連同有關股票及過戶表格須於二零零五年四月十五日(星期五)下午四時前送達本銀行股份過戶登記處，香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司收。

2. 有權出席及投票之股東，均有權委任一位或多位代表出席，並於以按股數表決時代表投票，受委任代表毋須為本銀行股東。代表委任表格最遲於開會時間四十八小時前送達本銀行股份過戶登記處收。

3. 按照良好企業管治常規，主席擬提出所有於本大會通告中列明之決議案均以投票方式進行表決。

# Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 21st April, 2005 at 3:30 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2004;

2. To declare a final dividend;

3. (a) To re-elect Dr Cheng Hon Kwan as Director;

   (b) To re-elect Mr Kenneth A Lopian as Director;

   (c) To re-elect Mr Louis C W Ho as Director;

   (d) To re-elect Mr Aloysius H Y Tse as Director;

4. To authorise the Board of Directors to fix directors' fees;

5. To re-appoint Auditors and authorise the Directors to fix their remuneration;

As special business, to consider and if thought fit, pass the following resolutions as ordinary resolutions:

6. "THAT,

   (a) a general mandate be given to the Directors unconditionally during the Relevant Period to allot, issue and deal with additional shares in the capital of the Bank or grant any offers, agreements or options which might require securities to be issued, allotted or disposed of subject to the restriction that the aggregate nominal amount of share capital allotted, other than for allotment under any share option schemes or employee incentive plan for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares of the Bank, shall not exceed 20% of the aggregate nominal amount of the share capital of the Bank in issue at the date of this Resolution; and

   (b) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Bank;

   (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

7. "THAT,

   (a) subject to paragraph (b) below, the exercise by the Directors of the Bank during the Relevant Period (as defined in Resolution No. 6(b) in the notice of this meeting) of all the powers of the Bank to purchase shares in the capital of the Bank be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares of the Bank which may be purchased by the Bank on The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Bank in issue at the date of this Resolution, and the said approval shall be limited accordingly."

8. "THAT, the general mandate granted to the Directors to allot shares pursuant to the Resolution No. 6 of the notice of this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution No. 7 of the notice of this meeting."

The Register of Members will be closed from Monday, 18th April, 2005 to Thursday, 21st April, 2005, both days inclusive, during which period no share transfers will be registered.

The proposed final dividend of HK$1.43 per share, if approved, will be paid on Monday, 9th May, 2005 to shareholders whose names are on the Register of Members on 21st April, 2005.

By Order of the Board
**Louis C W Ho**
*Director and Secretary*

Hong Kong, 10th March, 2005

Notes:
1. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 15th April, 2005.

2. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not later than 48 hours before the time fixed for holding the Meeting.

3. As a good governance practice, the Chairman intends to demand a poll on each of the resolutions set out in this Notice of Meeting.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE



**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult an exchange participant or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in Wing Hang Bank, Limited, you should at once hand this circular to the purchaser or transferee or to the bank, exchange participant or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 302)**



## RE-ELECTION OF DIRECTORS
## AND
## GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES OF THE BANK

The notice of Annual General Meeting of Wing Hang Bank, Limited to be held at the Bank's Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 21st April, 2005 at 3:30 p.m. ("Annual General Meeting") is set out in the Bank's 2004 Annual Report.

Whether or not you are able to attend the Annual General Meeting please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the Annual General Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting should you so wish.

30th March, 2005



# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*
**(Stock Code: 302)**

*Registered Office:*
161 Queen's Road Central
Hong Kong

*Directors:*
Dr Patrick Y B Fung *(Chairman and Chief Executive)*
Dr Cheng Hon Kwan, GBS, JP *
The Hon Ambrose H C Lau, GBS, JP *
Mr Simon K Y Lee, JP *
Mr Tung Chee Chen *
Mr Aloysius H Y Tse *
Mr Alan R Griffith #
Mr Kenneth A Lopian #
Mr Andrew M Gordon #
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*

* *Independent non-executive directors*
\# *Non-executive directors*

30th March, 2005

*To the shareholders*

Dear Sir or Madam,

## RE-ELECTION OF DIRECTORS AND GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES OF THE BANK

### INTRODUCTION

The purpose of this circular is to seek your approval of proposals:– (i) to re-elect Directors and (ii) to grant general mandates to the directors of Wing Hang Bank, Limited ("the Directors") to issue shares and to repurchase shares of Wing Hang Bank, Limited ("the Bank") and to provide you with information in connection with such proposals. Your approval will be sought at the forthcoming Annual General Meeting.

## RE-ELECTION OF DIRECTORS

In accordance with Article 88 of the Bank's Article of Association, Mr Aloysius H Y Tse who was appointed as Director on 26th November, 2004, will retire at the forthcoming Annual General Meeting and, being eligible, offers himself for re-election.

In accordance with Article 92 of the Bank's Article of Association, Dr Cheng Hon Kwan, Mr Kenneth A Lopian and Mr Ho Chi Wai, Louis, will retire by rotation and being eligible, offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the forthcoming Annual General Meeting are set out in Appendix I to this circular.

## GENERAL MANDATE TO ISSUE SHARES AND TO REPURCHASE SHARES

At the annual general meeting of shareholders of the Bank held on 22nd April, 2004 approval was given by shareholders for the granting of, inter alia, a general mandate to the Directors to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") up to 10% of the issued share capital of the Bank at the date of passing the relevant resolution and to add the number of shares repurchased to the general mandate granted to the Directors to issue additional shares up to 20% of the aggregate nominal amount of the issued share capital of the Bank at the date of passing the relevant resolution.

In accordance with the terms of the approval, these general mandates will shortly expire on 21st April, 2005 upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on that day. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement required by the Listing Rules (the "Explanatory Statement") to be sent to shareholders in connection with the proposed share repurchase mandate are set out in the Appendix II to this circular.

At the forthcoming Annual General Meeting, ordinary resolutions, among others, will be proposed to:–

(i) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10% of the issued share capital of the Bank as at the date of the resolution until the next Annual General Meeting or such earlier period as stated in the ordinary resolution;

(ii) grant the Directors a general mandate to allot, issue and deal with additional shares with an aggregate nominal value not exceeding 20% of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution until the next Annual General Meeting or such earlier period as stated in the ordinary resolution; and

(iii) extend the general mandate which will be granted to the Directors to allot, issue and deal with additional shares by adding to it the number of shares repurchased after the granting of the general mandate to repurchase shares.

**RIGHT TO DEMAND A POLL**

Pursuant to Article 69 of the Bank's Article of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Companies Ordinance, a poll may be demanded by:–

(a) the chairman of the meeting; or

(b) at least three Members present in person or by proxy and entitled to vote at the meeting; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

As a good governance practice, the chairman intends to demand a poll on each of the resolutions set out in the Notice of Annual General Meeting.

**RECOMMENDATION**

Your Directors consider that these general mandates are in the interests of the Bank and its shareholders and accordingly recommend that all shareholders vote in favour of the resolutions at the forthcoming Annual General Meeting of the Bank.

Yours faithfully,
**Patrick Y B Fung**
*Chairman and Chief Executive*

**Dr Cheng Hon Kwan,** GBS, JP

*Independent Non-Executive Director and a member of Audit Committee*

Aged 77. Bachelor of Science in Engineering from Tianjin University and Fellow of Imperial College London. Past President of The Hong Kong Institution of Engineers. Fellow and Gold Medallist of The Institution of Structural Engineers. Former Member of Executive and Legislative Councils. Past Chairman of Land and Building Advisory Committee, Transport Advisory Committee, Hong Kong Housing Authority, Councils of City University and Open University of Hong Kong. Currently, Independent Non-Executive Director of Tianjin Development Holdings Limited, Hang Lung Group Limited and Hang Lung Properties Limited. Joined the Board of the Bank in 1987.

Dr Cheng does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Bank. Dr Cheng does not have any interest in the shares of the Bank within the meaning of Part XV of the Securities and Future Ordinance ("SFO").

There is no service contract between Dr Cheng and the Bank. Dr Cheng receives a director's fee of HK$100,000 per annum and a fee for serving on the Audit Committee of HK$50,000 per annum.

Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Bank.

**Mr Kenneth A Lopian**

*Non-Executive Director*

Aged 48. Obtanied a BS degree from the University of Scranton in 1979 and also attended The London Business School. Joined the Board of the Bank in March 2002.

Mr Lopian does not hold directorship in other listed companies at the present time or in the past three years. He is the Executive Vice President of The Bank of New York, the substantial shareholder of the Bank, with responsibilities for Asia-pacific, Latin America and Global Trade Financial Services. Save as disclosed, Mr Lopian is not connected with any other directors, senior management or substantial or controlling shareholders of the Bank. He does not have any interest in the shares of the Bank within the meaning of Part XV of the SFO.

There is no service contract between Mr Lopian and the Bank. Mr Lopian receives a director's fee of HK$100,000 per annum.

Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Bank.

**Mr Ho Chi Wai, Louis**

*Executive Director and Secretary*

Aged 68. Obtained an engineering degree from McGill University in 1961. Joined the Bank in 1972 and appointed a Director in October 1995. A member of the Management Committee and Credit Committee of the Bank and a Director and Secretary of numerous subsidiaries within the Group. Mr Ho is the brother-in-law of Dr Patrick Y B Fung, Chairman and Chief Executive of the Bank and Mr Michael Y S Fung, Executive Director and Senior General Manager of the Bank. Save as disclosed, Mr Ho is not connected with any other directors, senior management or substantial or controlling shareholders of the Bank.

Mr Ho does not hold directorship in other listed companies at the present time or in the past three years. As at the Latest Practicable Date, Mr Ho and his family are interested in 224,000 shares within the meaning of Part XV of the SFO. Share options were granted to him to subscribe for 180,000 Shares pursuant to Share Option Scheme and awards to subscribe for 10,000 Shares pursuant to Employee Incentive Plan. In addition, 58,893,600 shares held through corporations in which Messrs Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse together with the other parties are eligible beneficiaries.

There is no service contract between Mr Ho and the Bank. Mr Ho receives a director's fee of HK$100,000 per annum.

Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Bank.

**Mr Tse Hau Yin, Aloysius**

*Independent Non-Executive Director and a member of Audit Committee*

Aged 57. A Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (HKICPA). A past president of the HKICPA. Joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Non-executive Chairman of KPMG's operation in the PRC and a member of the KPMG China Advisory Board from 1997 to 2000. Joined the Board of the Bank in November 2004.

Mr Tse does not hold directorship in other listed companies at the present time or in the past three years. He does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Bank and does not have any interest in the shares of the Bank within the meaning of Part XV of the SFO.

There is no service contract between Mr Tse and the Bank. Mr Tse receives a director's fee of HK$100,000 per annum and a fee for serving on the Audit Committee of HK$50,000 per annum.

Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Bank.

The following is the Explanatory Statement required to be sent to shareholders pursuant to the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the memorandum required under section 49BA of the Companies Ordinance:–

(i) At the forthcoming Annual General Meeting a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up ordinary shares of HK$1.00 each in the capital of the Bank representing up to a maximum of 10% of the share capital of the Bank in issue on the date the resolution is passed ("the Repurchase Mandate"). Based on the 293,910,500 shares of HK$1.00 each in the Bank ("Shares") in issue as at 24th March, 2005 (the latest practicable date prior to the printing of this circular), the Bank will therefore be allowed under the mandate to repurchase a maximum of 29,391,050 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with the Memorandum and Articles of Association of the Bank and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December, 2004) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Bank increase, such increase will be treated as an acquisition for purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Bank and become obliged to make a mandatory offer in accordance with Rule 26 and 32 of the Takeovers Code. However having regard to the shareholdings, as disclosed under "Substantial Shareholders' Interests" under page 37 of the 2003 Annual Report, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any purchases pursuant to the Repurchase Mandate.

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this circular.

(ix) No connected persons of the Bank (as defined in the Listing Rules) have notified it of a present intention to sell Shares of the Bank to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:–

| | | **Highest** | **Lowest** |
|---|---|---|---|
| | | *HK$* | *HK$* |
| 2004: | April | 55.00 | 48.40 |
| | May | 51.50 | 38.70 |
| | June | 46.50 | 42.50 |
| | July | 49.20 | 45.30 |
| | August | 52.50 | 44.10 |
| | September | 54.50 | 49.00 |
| | October | 53.75 | 50.00 |
| | November | 59.50 | 52.00 |
| | December | 56.00 | 52.75 |
| 2005: | January | 54.50 | 49.60 |
| | February | 53.75 | 49.40 |
| | March (up to the latest practicable date) | 52.25 | 46.00 |

(vi) 董事會已向聯交所承諾，將根據上市規則及香港法例，並按照購回授權之規定，行使本銀行購回股份的權力。

(vii) 倘若股份購回導致股東在本銀行的投票權上所佔權益比例增加，根據香港公司收購及合併守則（「收購守則」）第三十二條所載，該項增加將被視作增購股份。股東或一致行動的股東因而取得本銀行的控制權或鞏固對本銀行的控制權，須遵守收購守則第二十六及三十二條，作出強制收購。然而就二零零三年年報第二十頁所述主要股東權益之持股量，董事會並未知悉，如因行使購回授權而購買股份後，會引致收購守則之規定下之任何後果。

(viii) 於本通函之刊發日期前六個月內，本銀行並無購買本身股份。

(ix) 本銀行並無獲其關連人士（按上市規則之定義）知會彼等現擬出售本銀行股份予本銀行，該等人士亦無承諾，倘購回授權獲股東批准後，彼等不會出售任何該等股份予本銀行。

(x) 本銀行股份過去十二個月期間每月在聯交所之最高及最低買賣價如下：

| | | **最高** | **最低** |
|---|---|---|---|
| | | *港元* | *港元* |
| 二零零四年： | 四月 | 55.00 | 48.40 |
| | 五月 | 51.50 | 38.70 |
| | 六月 | 46.50 | 42.50 |
| | 七月 | 49.20 | 45.30 |
| | 八月 | 52.50 | 44.10 |
| | 九月 | 54.50 | 49.00 |
| | 十月 | 53.75 | 50.00 |
| | 十一月 | 59.50 | 52.00 |
| | 十二月 | 56.00 | 52.75 |
| 二零零五年： | 一月 | 54.50 | 49.60 |
| | 二月 | 53.75 | 49.40 |
| | 三月（至最後實際可行日期） | 52.25 | 46.00 |

以下為根據上市規則規定，須就購回股份之一般性授權建議寄予股東之說明函件及根據公司條例第49BA條規定而發出的備忘錄：

(i) 本銀行於將屆之股東週年大會上，提呈一項決議案，以賦予本銀行董事會一般性權力，可行使本銀行之一切權力，在聯交所購回本銀行股本中不超過在決議案通過之日本銀行已發行股本百分之十之每股面值1.00港元之繳足普通股（「購回授權」）。按本銀行於二零零五年三月二十四日（本通函付印前之最後實際可行日期）已發行之每股面值1.00港元普通股（「股份」）293,910,500股計算，本銀行根據此項授權可購回最多不超過29,391,050股之股份。

(ii) 儘管董事會現無意購回任何股份，彼等相信購回授權所賦予之靈活性將對本銀行及其股東均甚為有利。由於近年在聯交所之交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值之價格買賣時，本銀行能夠購回股份將對擬保留其於本銀行之投資之股東有利，因為此等股東佔本銀行資產權益之百分比將按本銀行購回股份數目之比例而增加。此外，董事會行使購回授權將可增加股份在聯交所之成交量。

(iii) 董事會建議根據購回授權購回股份所需之款項將由本銀行及其附屬公司之可用現金或營運資金融資支付。根據本銀行之公司組織章程大綱及細則以及香港法例之規定，本銀行用以支付購回股份之款項須來自可合法用於購回股份之資金。

(iv) 倘購回授權於建議中之購回期間任何時間全部行使，對本銀行之營運資金或資產負債狀況（與本銀行最新刊發之年報所載截至二零零四年十二月三十一日經審核綜合賬目所披露之狀況比較）可能會產生重大之不利影響。然而，董事會並不擬建議在行使購回證券授權會對本銀行之營運資金規定或董事會所不時認為對本銀行而言屬適當之資產負債水平產生重大不利影響之情況下行使購回授權。

(v) 本銀行之董事或（就董事會所知及經進行一切合理查詢後）彼等之聯繫人士（按上市規則之定義）現時概無意在購回授權獲股東批准後出售股份予本銀行。

**何志偉先生**

*執行董事及秘書*

68歲。一九六一年獲加拿大麥基爾大學工程學士學位，一九七二年加入本銀行，並於一九九五年十月獲委任為董事。本銀行管理委員會及授信委員會成員，亦為本集團多間附屬公司董事及秘書。本銀行董事長兼行政總裁馮鈺斌先生及本銀行執行董事兼高級總經理馮鈺聲先生的姐夫。除所披露者外，何先生與本銀行其他董事、高層管理人員、主要股東或控股股東概無任何關係。

何先生現時及在過去三年並無擔任其他上市公司之董事職位。在最後實際可行日期，根據《證券及期貨條例》第XV部之定義，何先生與其家庭成員持有224,000股股份。根據認股權計劃，何先生獲授予認股權以認購180,000股股份；根據僱員獎勵計劃，獲授予獎賞以認購10,000股股份。除此之外，由多間公司持有58,893,600股股份，馮鈺斌先生、馮鈺聲先生、何志偉夫人及其他人士為合資格之受益人。

何先生與本銀行並無訂立任何服務合約。何先生收取董事袍金每年港幣十萬元。

除於此披露外，概無其他須知會本銀行股東之事宜。

**謝孝衍先生**

*獨立非執行董事及審核委員會成員*

57歲，英格蘭及威爾斯特許會計師公會及香港會計師公會資深會員，香港會計師公會前會長。一九七六年加入畢馬威會計師事務所，一九八四年成為其合夥人，並於二零零三年三月退休。一九九七年至二零零零年任畢馬威中國業務非執行主席及畢馬威中國事務委員會委員。二零零四年十一月加入本銀行董事會。

謝先生現時及在過去三年並無擔任其他上市公司之董事職位。與本銀行之其他董事、高層管理人員、主要股東或控股股東概無任何關係，亦無擁有《證券及期貨條例》第XV部所指本銀行之任何股份權益。

謝先生與本銀行並無訂立任何服務合約。謝先生收取董事袍金每年港幣十萬元，審核委員會成員酬金每年港幣五萬元。

除於此披露外，概無其他須知會本銀行股東之事宜。

**鄭漢鈞博士GBS, JP**

*獨立非執行董事及審核委員會成員*

77歲。天津大學工程學士，倫敦帝國學院榮譽院士，英國結構工程師學會資深會員及金獎章獲得者。曾任香港工程師學會會長、行政立法兩局議員、土地及建設諮詢委員會、交通諮詢委員會及香港房屋委員會主席、城市大學及公開大學校董會主席。現為天津發展控股有限公司、恆隆集團有限公司及恆隆地產有限公司獨立非執行董事。一九八七年加入本銀行董事會。

鄭博士與本銀行之其他董事、高層管理人員、主要股東或控股股東概無任何關係，亦無擁有《證券及期貨條例》第XV部所指本銀行之任何股份權益。

鄭博士與本銀行並無訂立任何服務合約。鄭博士收取董事袍金每年港幣十萬元，審核委員會成員酬金每年港幣五萬元。

除於此披露外，概無其他須知會本銀行股東之事宜。

**Kenneth A Lopian先生**

*非執行董事*

48歲。一九七九年獲美國斯克蘭頓大學理學士學位，曾就讀於英國倫敦商學院。二零零二年三月加入本銀行董事會。

Lopian先生現時及在過去三年並無擔任其他上市公司之董事職位，是本銀行主要股東美國紐約銀行執行副總裁，專責亞太區、拉丁美洲及環球貿易融資服務。除所披露者外，Lopian先生與本銀行之其他董事、高層管理人員、主要股東或控股股東概無任何關係，亦無擁有《證券及期貨條例》第XV部所指本銀行之任何股份權益。

Lopian先生與本銀行並無訂立任何服務合約。Lopian先生收取董事袍金每年港幣十萬元。

除於此披露外，概無其他須知會本銀行股東之事宜。

## 要求以投票方式表決之權利

根據本銀行組織章程細則第69條，於任何股東大會上提呈之決議案須以舉手表決方式進行，除非（於宣佈舉手投票結果時或之前或任何其他以投票方式表決之要求被撤回時）有人正式要求以投票方式表決。在公司條例之規限下，下列人士可要求以投票方式表決：－

(a) 大會主席；或

(b) 最少三名親身或委託代表出席而有權在大會中投票之股東；或

(c) 任何一名或多名親身或委託代表出席之股東，其所代表之投票權合共不少於有權在大會中出席及投票之所有股東之投票權總數之十分之一者；或

(d) 任何一名或多名親身或委託代表出席之股東，其持有賦予其可出席大會及在會上投票之權利之股份且已就該等股份繳清之股款合共不少於賦予該等權利之全部股份之已繳清股款總額之十分之一者。

按照良好企業管治常規，主席擬提出所有於股東週年大會通告中列明之決議案均以投票方式進行表決。

## 推薦意見

董事會認為此等一般性授權符合本銀行及其股東之最佳利益，因此推薦各股東於股東週年大會上投票贊成有關之決議案。

此致

列位股東　台照

董事長兼行政總裁
**馮鈺斌**　謹啟

二零零五年三月三十日

## 重選董事

根據本銀行組織章程細則第88條,謝孝衍先生於二零零四年十一月二十六日獲委任為董事,並將於股東週年大會中告退,但可再選復任。

根據本銀行組織章程細則第92條,董事鄭漢鈞博士、Kenneth A Lopian先生及何志偉先生將於股東週年大會中告退,但可再選復任。建議於股東週年大會上重選之董事資料載於本通函附錄一。

## 發行股份及購回股份之一般性授權

於二零零四年四月二十二日舉行之本銀行股東週年大會上,股東已批准授予董事會一般權力,可在香港聯合交易所有限公司(「聯交所」)購回最多不超過於有關決議案通過之日本銀行已發行股本百分之十之股份,以及在發行最多不超過於有關決議案通過之日本銀行已發行股本總面值百分之二十之額外股份以外,加上購回股份之股份數目。

根據該項批准之條款,此等一般性授權即將於二零零五年四月二十一日本銀行股東週年大會結束時屆滿。為求與現行公司慣例一致,本銀行將提呈議案重新作此等授權,而按照上市規則規定須就建議之購回股份決議案寄發予股東之説明函件(「説明函件」)載於本通函之附錄二。

下列之普通決議案即將於股東週年大會上與其他議案一併提呈:

(i) 授予董事會一般權力在聯交所購回不超過於本決議案通過之日至下屆股東週年大會或普通決議案所述之任何較早期間,本銀行已發行股本總面值百分之十之股份;

(ii) 授予董事會一般權力配發、發行及處理不超過於本決議案通過之日至下屆股東週年大會或普通決議案所述之任何較早期間,本銀行已發行股本總面值百分之二十之額外股份;及

(iii) 擴大授予董事會配發、發行及處理額外股份之一般權力,即加入獲授權購回股份而購回之股份數目。



# 永亨銀行有限公司

(於香港註冊成立之有限公司)
(股票代號:302)

註冊辦事處:
香港皇后大道中一六一號

董事:
馮鈺斌博士(董事長兼行政總裁)
鄭漢鈞博士*GBS, JP* *
劉漢銓太平紳士*GBS* *
李國賢太平紳士 *
董建成先生 *
謝孝衍先生 *
Alan R Griffith先生#
Kenneth A Lopian先生#
古岸濤先生#
王家華先生(副行政總裁)
馮鈺聲先生(執行董事)
何志偉先生(執行董事)

* 獨立非執行董事
\# 非執行董事

敬啟者:

## 重選董事
## 及
## 本銀行發行股份及購回股份之
## 一般性授權

### 緒言

本文件旨在徵求 閣下批准有關(i)重選董事及(ii)授予永亨銀行有限公司(「本銀行」)董事會(「董事會」)發行股份及購回股份之一般權力之建議及向 閣下提供有關此等建議之資料。本銀行將於股東週年大會上提請批准此等建議。

**此乃要件　請即處理**

**閣下如**對本通函任何方面或對　閣下應採取的行動**有任何疑問**，應諮詢交易所參與者或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已出售或轉讓**名下所有永亨銀行有限公司的股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓的交易所參與者或其他代理商，以便轉交買主或承讓人。





# 永亨銀行有限公司

（於香港註冊成立之有限公司）

（股票代號：302）

## 重選董事
## 及
## 本銀行發行股份及購回股份之
## 一般性授權

永亨銀行有限公司謹訂於二零零五年四月二十一日（星期四）下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳召開股東週年大會（「股東週年大會」）。股東週年大會通告載於二零零四年年報內。

無論　閣下能否出席股東週年大會，務請盡快將隨附的代表委任書按其上印列之指示填妥，而無論如何須於股東週年大會指定舉行時間四十八小時前交回本銀行之股份登記處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室。填妥並遞交代表委任書後，股東仍可親身出席股東週年大會，並於會上投票。

二零零五年三月三十日

# Corporate Notices

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



## WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*
(Stock Code: 00302)
(the "Company")

## AUDITED INTERIM RESULTS OF CHEKIANG FIRST LIMITED FOR THE SIX MONTHS ENDED 30 JUNE 2003

Reference is made to the major transaction circular dated 1 September 2003 issued by the Company in connection with the acquisition of Chekiang First Limited (formerly known as Chekiang First Bank Limited) from Mizuho Corporate Bank, Limited. In that circular, the Company undertook to make available to its shareholders the audited interim results of Chekiang First Limited for the six months ended 30 June 2003, when such audited interim results became available.

The purpose of this announcement is to:

1. inform shareholders that the audited interim results of Chekiang First Limited for the six months ended 30 June 2003 can be viewed on the Company's website www.whbhk.com and on the HKEx website www.hkex.com.hk, or can be obtained either by calling the Company Secretary at 2852-5111 or by writing to the Company at Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong; and
2. provide an explanation of the reasons behind the delay in the Audited Interim Results becoming available.

In addition, there is reproduced in this announcement a reconciliation of the amounts shown as (a) profits attributable to shareholders, and (b) shareholders' funds in the unaudited interim results of Chekiang First Limited for the six months ended 30 June 2003, to the equivalent figures shown in the audited interim results for the same period.

### DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

| | |
|---|---|
| "Accountants' Report" | the accountants' report containing the Audited Interim Results |
| "Acquisition" | the acquisition by the Company of the entire issued share capital of CFB from Mizuho |
| "Audited Interim Results" | the audited interim results of CFB for the six months ended 30 June 2003 |
| "CFB" | Chekiang First Limited (formerly known as Chekiang First Bank Limited), a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company |
| "CFB Group" | CFB and its subsidiaries from time to time |
| "Companies Ordinance" | the Companies Ordinance (Chapter 32 of the laws of Hong Kong), as amended, replaced or re-enacted from time to time |
| "Company" | Wing Hang Bank, Limited, a Bank incorporated in Hong Kong with limited liability, the Shares of which are listed on the main board of the Hong Kong Stock Exchange |
| "Completion Accounts" | the completion accounts prepared in respect of CFB as at 30 September 2003 pursuant to the Share Purchase Agreement |
| "Completion Audit" | the audit of the Completion Accounts |
| "Consolidated 2003 Accounts" | the consolidated audited accounts of the Company and its subsidiaries for the financial year ended 31 December 2003 |
| "Director(s)" | director(s) of the Company |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "KPMG" | the reporting accountants in respect of the Accountants' Report |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time |
| "Major Transaction Circular" | the major transaction circular dated 1 September 2003 issued by the Company in connection with the acquisition of CFB from Mizuho |
| "Mizuho" | Mizuho Corporate Bank, Limited, a company incorporated in Japan |
| "Purchase Price" | the purchase price paid by the Company in respect of the Acquisition |
| "Shareholder(s)" | holder(s) of the shares of the Company |
| "Share Purchase Agreement" | the agreement dated 31 July 2003 between the Company and Mizuho in connection with the Acquisition |
| "Unaudited Interim Results" | the unaudited interim results of CFB for the six months ended 30 June 2003, a copy of which was reproduced in Appendix III of the Major Transaction Circular |

### PART A – BACKGROUND TO AND PREPARATION OF THE AUDITED INTERIM RESULTS

**1. Introduction**

On 1 September 2003, the Company issued the Major Transaction Circular to the Shareholders providing further information in respect of the Acquisition. At paragraph 9 of the Letter from the Board that was reproduced in the Major Transaction Circular, the Directors acknowledged that Rule 14.16(4) of the then current Listing Rules required that the latest financial period reported on by the reporting accountants must not have ended more than six months before the date of the Major Transaction Circular. At the date of the Major Transaction Circular, the Audited Interim Results were not available. Accordingly, the Company applied for, and the Hong Kong Stock Exchange granted, a waiver from strict compliance with Rule 14.16(4) of the then current Listing Rules in connection with the accountants' report on CFB that was reproduced in Appendix I to the Major Transaction Circular. The Directors stated that they would make the Audited Interim Results available to Shareholders, by way of press announcement, once they became available.

The Audited Interim Results are now available (in the form of the Accountants' Report) and can be viewed on the Company's website www.whbhk.com and on the HKEx website www.hkex.com.hk. A copy of the Audited Interim Results can be obtained by Shareholders either by calling the Company Secretary at 2852-5111 or by writing to the Company at Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong.

Set out below is an explanation of the reasons behind the delay in the Audited Interim Results becoming available and of the status of CFB.

In addition, there is reproduced in this announcement a reconciliation of the amounts shown as (a) profits attributable to shareholders; and (b) shareholders' funds in the unaudited interim results of CFB for the six months ended 30 June 2003, to the equivalent figures shown in the audited interim results for the same period.

**2. Preparation of the Audited Interim Results**

KPMG were engaged to conduct the audit of the financial statements of CFB for the six months ended 30 June 2003 in order to prepare the Audited Interim Results. In accordance with the Share Purchase Agreement KPMG were also engaged to conduct the Completion Audit. The purpose of the Completion Audit was to determine whether any adjustment was to be made to the Purchase Price.

As the same accounting principles and consistent significant estimates are required to be adopted for both the Completion Accounts and the Audited Interim Results for the information of Shareholder(s), the Audited Interim Results of CFB for the six months ended 30 June 2003 could not be finalised until the Completion Audit was finalised.

Due to negotiations between the Company and Mizuho as to which accounting practices and estimates should be adopted, the Company and Mizuho did not reach full agreement on the results of the Completion Audit until early August 2004. Upon the finalization of the Completion Audit, KPMG was able to finalize and issue the Accountants' Report.

**3. Summary of adjustments made to Unaudited Interim Results**

Because of the adoption of different accounting practices and accounting estimates, certain adjustments were made to the Unaudited Interim Results. The net profit of CFB has been revised down from HK$94,495,000 (as previously reported in the financial information on the CFB Group that was reproduced in Appendix III of the Major Transaction Circular) to HK$7,148,000.

A copy of the reconciliation between the amounts shown in the Unaudited Interim Results and the Audited Interim Results as profits attributable to Shareholders is reproduced in Part B.

A copy of the reconciliation between the amounts shown in the Unaudited Interim Results and the Audited Interim Results as Shareholders' funds is reproduced in Part C.

**4. Company's 2003 Consolidated Accounts**

The operating results of CFB for the period from 1 October 2003 to 31 December 2003 were incorporated into the Consolidated 2003 Accounts that were published on 26 March 2004. The impact on the adjustments to the Unaudited Interim Results has been accounted for in the Consolidated 2003 Accounts.

**5. Merger of CFB and the Company**

On 9 August 2004, pursuant to the Wing Hang Bank, Limited (Merger) Ordinance (Ordinance No. 24 of 2004), the undertakings of CFB (comprising the businesses and property, reserves and liabilities of CFB as at that date (excluding certain items)) were merged into the Company. On the same date, CFB was renamed Chekiang First Limited. Chekiang First Limited is now a dormant company.

### PART B – RECONCILIATION BETWEEN THE AMOUNTS SHOWN IN THE UNAUDITED INTERIM RESULTS AND THE AUDITED INTERIM RESULTS AS PROFITS ATTRIBUTABLE TO SHAREHOLDERS

| | HK$'000 |
|---|---|
| Unaudited Profit Attributable to the Shareholders, as reported in Unaudited Interim Results | $94,495 |
| Adjustments: | |
| – Impairment loss on fixed assets and write-off of obsolete computer systems, mainly in self developed software costs, net of deferred tax effect | ($48,335) |
| – Additional specific provision for loan losses, net of tax effect | ($25,497) |
| – Revaluation deficit of bank premises and investment properties, based on a market valuation by independent appraisers | ($8,098) |
| – Others | ($5,417) |
| Profit Attributable to the Shareholders, as restated in the Audited Interim Results | $7,148 |

### PART C – RECONCILIATION BETWEEN THE AMOUNTS SHOWN IN THE UNAUDITED INTERIM RESULTS AND THE AUDITED INTERIM RESULTS AS SHAREHOLDERS' FUNDS

| | HK$'000 |
|---|---|
| Unaudited Shareholders' Fund, as reported in Unaudited Interim Results | $3,933,695 |
| Adjustments: | |
| – Deferred tax adjustments due to the adoption of the Statements of Standard Accounting Practice 12 (Revised) | $32,485 |
| – Revaluation deficit of bank premises and investment properties, based on a market valuation by independent appraisers | ($65,072) |
| – Impairment loss on fixed assets and write-off of obsolete computer systems, mainly in self developed software costs, net of deferred tax effect | ($48,335) |
| – Additional specific provision for loan losses, net of tax effect | ($25,497) |
| – Others | ($4,935) |
| Shareholders' Fund, as restated in the Audited Interim Results | $3,822,341 |

By Order of the Board
**Louis C W Ho**
*Director and Secretary*

Hong Kong, 20 December 2004

As at the date of this announcement, the Executive Directors of the Bank are Dr. Patrick Y B Fung, Mr. Frank J Wang, Mr. Michael Y S Fung and Mr. Louis C W Ho, the Non-executive Directors are Mr. Alan R Griffith, Mr. Kenneth A Lopian and Mr. Andrew M Gordon, and the Independent Non-executive Directors are Dr. Cheng Hon Kwan, Mr. Ambrose H C Lau, Mr. Simon K Y Lee, Mr. Tung Chee Chen and Mr. Aloysius H Y Tse.

# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*
(Stock Code: 302)

## ANNOUNCEMENT OF 2004 FINAL RESULTS

**SUMMARY OF RESULTS**

The Directors of Wing Hang Bank, Limited announce that the audited results of the Group for the year ended 31st December, 2004 are as follows:

*(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)*

**Consolidated profit and loss account**

| | Notes | 2004 | 2003 | Change % |
|---|---|---|---|---|
| Interest income | | 2,877,006 | 2,306,392 | |
| Interest expense | | (1,082,689) | (728,419) | |
| Net interest income | | 1,794,317 | 1,577,973 | 13.7 |
| Other operating income | (a) | 640,070 | 453,493 | 41.1 |
| Operating income | | 2,434,387 | 2,031,466 | 19.8 |
| Operating expenses | (b) | (1,028,107) | (712,161) | 44.4 |
| Operating profit before provisions | | 1,406,280 | 1,319,305 | 6.6 |
| Charge for bad and doubtful debts | | (54,434) | (325,287) | -83.3 |
| Operating profit | | 1,351,846 | 994,018 | 36.0 |
| Profits/(losses) on revaluation of investment properties, disposal of tangible fixed assets and associated companies | | 43,743 | (5,333) | |
| Profits on disposal of held-to-maturity and non-trading securities | | 6,508 | 34,040 | |
| Provisions written back/(made) for held-to-maturity securities | | 4,848 | (10,900) | |
| Profit on ordinary activities | | 1,406,945 | 1,011,625 | 39.1 |
| Share of net profits in associated companies | | 5,229 | 626 | |
| Profit before taxation | | 1,412,174 | 1,012,251 | 39.5 |
| Taxation | (c) | (242,561) | (147,603) | |
| Profit after taxation | | 1,169,613 | 864,648 | 35.3 |
| Profit attributable to minority interests | | (1,592) | (772) | |
| Profit attributable to the shareholders | | 1,168,021 | 863,876 | 35.2 |
| Dividends attributable to the year: | | | | |
| Interim dividend paid during the year | | 155,773 | 108,665 | |
| Underprovision of final and special dividends in respect of previous year | | 140 | 148 | |
| Final dividend proposed after the balance sheet date | | 420,292 | 317,283 | |
| | | 576,205 | 426,096 | 35.2 |
| | | HK$ | HK$ | |
| Earnings per share | (d) | | | |
| Basic | | 3.97 | 2.94 | 35.2 |
| Diluted | | 3.97 | 2.94 | 34.8 |
| Cash | | 4.13 | 2.99 | 38.3 |
| Dividends per share | | | | |
| Interim | | 0.53 | 0.37 | |
| Proposed final | | 1.43 | 1.08 | |
| | | 1.96 | 1.45 | 35.2 |

**Consolidated balance sheet**

| | 31st December, 2004 | 31st December, 2003 |
|---|---|---|
| **ASSETS** | | |
| Cash and short-term funds | 20,829,318 | 18,402,805 |
| Placements with banks and other financial institutions maturing between one and twelve months | 1,435,527 | 1,542,981 |
| Trade bills less provisions | 581,124 | 595,895 |
| Certificates of deposit held | 30,000 | 129,972 |
| Trading securities | 12,067 | 546,064 |
| Advances to customers and other accounts less provisions | 49,745,339 | 47,108,427 |
| Held-to-maturity and non-trading securities | 20,288,740 | 17,582,264 |
| Investments in associated companies | 135,706 | 143,514 |
| Tangible fixed assets | 1,772,870 | 1,729,617 |
| Goodwill | 847,713 | 935,103 |
| Total assets | 95,448,104 | 88,736,672 |
| **LIABILITIES** | | |
| Deposits and balances of banks and other financial institutions | 1,209,582 | 407,403 |
| Deposits from customers | 78,569,161 | 72,138,432 |
| Certificates of deposit issued | 4,616,090 | 4,931,139 |
| Other accounts and provisions | 1,103,015 | 2,031,625 |
| Total liabilities | 85,497,848 | 79,508,589 |
| **CAPITAL RESOURCES** | | |
| Share capital | 293,911 | 293,781 |
| Reserves | 7,109,976 | 6,393,100 |
| Shareholders' funds | 7,403,887 | 6,686,881 |
| Loan capital | 2,526,485 | 2,522,910 |
| Minority interests | 19,884 | 18,292 |
| Total liabilities and capital resources | 95,448,104 | 88,736,672 |

*Notes:*

(a) Other operating income
Other operating income included profits on securities and other dealing activities amounting to HK$6,595,000 (losses in 2003: HK$3,352,000).

(b) Operating expenses
Operating expenses included depreciation, amortisation of goodwill and employee incentive plan cost amounting to HK$101,054,000 (2003: HK$67,420,000), HK$44,897,000 (2003: HK$12,661,000) and HK$2,244,000 (2003: Nil) respectively.

(c) Taxation
Taxation in the consolidated profit and loss account represents:

| | 2004 | 2003 |
|---|---|---|
| Provision for Hong Kong profits tax | 184,956 | 137,605 |
| Overseas taxation | 50,893 | 33,893 |
| Deferred taxation | 4,828 | (7,665) |
| Share of associate's tax | 684 | (10,433) |
| | 242,561 | 147,603 |

[illegible] December, 2004. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the [illegible] of the Group operate.

(d) Earnings per share
The calculation of basic earnings per share is based on profit attributable to the shareholders of HK$1,168,021,000 (2003: HK$863,876,000) and on the weighted average number of 293,897,112 (2003: 293,606,538) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$1,168,021,000 (2003: HK$863,876,000) and on the weighted average number of 294,567,527 (2003: 293,772,317) ordinary shares in issue during the year after adjustment for the effects of all dilutive potential ordinary shares.

The calculation of cash earnings per share is based on profit attributable to the shareholders of HK$1,213,018,000 (2003: HK$876,537,000) adjusted for goodwill amortised of HK$44,897,000 (2003: HK$12,661,000) and on the weighted average number of 293,897,112 (2003: 293,606,538) ordinary shares in issue during the year. This supplementary information is considered a useful additional indication of performance.

(e) The same accounting policies adopted in the 2003 annual accounts have been applied in the preparation of the financial report except the account policy on new Employee Incentive Plan ("EIP"). The Group has granted awards to certain employees to acquire shares of the Bank under a new EIP. The fair value of the awards is measured at the grant date and is charged to the profit and loss account and credited to shareholders' funds between the grant date and the vesting date. The cash amount equal to the dividend that would have been paid during the period up to vesting will be charged to the profit and loss account as bonus expenses on an accrual basis.

The financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, and fully comply with the module on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA").

(f) Recently issued accounting standards
The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December, 2004.

The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

**Supplementary Information**

(1) Segment reporting

(a) Business segments

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

2004

| | Retail banking | Corporate banking | Treasury | Other | Unallocated | Inter-segment elimination | Total |
|---|---|---|---|---|---|---|---|
| Net interest income | 1,213,149 | 378,961 | 186,481 | 3,597 | 11,809 | - | 1,794,317 |
| Other operating income | 313,334 | 112,981 | 86,913 | 84,417 | 42,534 | - | 640,079 |
| Inter-segment income | - | - | - | - | 49,887 | (49,887) | - |
| Operating income | 1,526,499 | 491,942 | 273,399 | 88,014 | 103,428 | (49,887) | 2,434,387 |
| Operating expenses | (661,458) | (163,718) | (60,934) | (43,124) | (96,863) | - | (1,028,107) |
| Inter-segment expenses | (44,841) | (1,918) | (556) | (1,754) | - | 49,887 | - |
| Operating profit before provisions | 820,180 | 326,306 | 212,111 | 43,126 | 6,557 | - | 1,406,280 |
| Charge for bad and doubtful debts | (35,235) | (19,199) | - | - | - | - | (54,434) |
| Operating profit | 784,945 | 305,107 | 212,111 | 43,126 | 6,557 | - | 1,351,846 |
| Profits/(losses) on revaluation of investment properties, disposal of tangible fixed assets and associated companies | (978) | (1,455) | (3,235) | (354) | 48,385 | - | 43,743 |
| Profits on disposal of held-to-maturity and non-trading securities | - | - | 6,425 | 83 | - | - | 6,508 |
| Provisions written back for held-to-maturity securities | - | - | 4,848 | - | - | - | 4,848 |
| Profit on ordinary activities | 783,967 | 303,652 | 222,149 | 42,855 | 54,942 | - | 1,406,945 |
| Share of net profits in associated companies | - | - | - | 5,115 | 114 | - | 5,229 |
| Profits before taxation | 783,967 | 303,652 | 222,149 | 47,970 | 54,856 | - | 1,412,174 |
| Depreciation | 51,463 | 14,678 | 7,664 | 3,125 | 32,126 | - | 108,058 |
| Amortisation of goodwill | 11,985 | 11,168 | 9,135 | 1,724 | 874 | - | 44,897 |
| Segment assets | 37,324,873 | 19,487,218 | 20,332,953 | 119,604 | 17,924,547 | - | 95,312,398 |
| Investments in associated companies | - | - | - | 127,970 | 7,736 | - | 135,706 |
| Total assets | 37,374,873 | 19,487,218 | 20,332,953 | 247,574 | 17,932,283 | - | 95,448,104 |
| Total liabilities | 76,818,457 | 1,318,299 | 886,869 | 12,654 | 6,461,565 | - | 85,497,848 |
| Capital expenditure | 64,285 | 26,812 | 3,964 | 441 | 75,782 | - | 151,294 |

2003

| | Retail banking | Corporate banking | Treasury | Other | Unallocated | Inter-segment elimination | Total |
|---|---|---|---|---|---|---|---|
| Net interest income | 1,020,252 | 324,764 | 175,344 | 2,180 | 55,433 | - | 1,577,973 |
| Other operating income | 219,490 | 77,333 | 60,598 | 64,712 | 31,360 | - | 453,493 |
| Inter-segment income | - | - | - | - | 41,351 | (41,351) | - |
| Operating income | 1,239,742 | 402,097 | 235,942 | 66,892 | 128,144 | (41,351) | 2,031,466 |
| Operating expenses | (453,814) | (92,866) | (39,934) | (33,515) | (93,042) | - | (712,161) |
| Inter-segment expenses | (37,499) | (1,609) | (536) | (1,687) | - | 41,351 | - |
| Operating profit before provisions | 748,429 | 307,622 | 195,462 | 31,690 | 35,102 | - | 1,319,305 |
| Charge for bad and doubtful debts | (193,471) | (131,757) | - | (59) | - | - | (325,287) |
| Operating profit | 554,958 | 175,865 | 195,462 | 31,631 | 35,102 | - | 994,018 |
| Losses on revaluation of investment properties and disposal of tangible fixed assets | (936) | (14) | (70) | - | (4,313) | - | (5,333) |
| Profits/(losses) on disposal of held-to-maturity and non-trading securities | (1,228) | - | 35,178 | 90 | - | - | 34,040 |
| Provisions made for held-to-maturity securities | - | - | (10,900) | - | - | - | (10,900) |
| Profit on ordinary activities | 552,794 | 175,851 | 219,670 | 31,721 | 30,589 | - | 1,011,625 |
| Share of net profits in associated companies | - | - | - | 335 | 291 | - | 626 |
| Profits before taxation | 552,794 | 175,851 | 219,670 | 32,056 | 30,880 | - | 1,012,251 |
| Depreciation | 32,114 | 4,759 | 3,424 | 1,503 | 25,620 | - | 67,420 |
| Amortisation of goodwill | 3,861 | 2,604 | 2,570 | 1,118 | 2,010 | - | 12,661 |
| Segment assets | 33,497,555 | 19,862,131 | 17,997,889 | 239,141 | 16,974,422 | - | 88,593,158 |
| Investments in associated companies | - | - | - | 123,538 | 19,976 | - | 143,514 |
| Total assets | 33,497,555 | 19,862,131 | 17,997,889 | 362,679 | 16,994,398 | - | 88,736,672 |
| Total liabilities | 72,396,397 | 902,779 | 812,740 | 89,053 | 5,107,620 | - | 79,508,589 |
| Capital expenditure | 903,076 | 621,430 | 74,329 | 59 | 104,803 | - | 1,703,747 |

(b) Geographical segments

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

2004

| As at 31st December, 2004 | Hong Kong | Macau | Other | Less: Inter-segment elimination | Total |
|---|---|---|---|---|---|
| Total operating income | 2,383,958 | 268,339 | 88,483 | (306,433) | 2,434,387 |
| Profit before taxation | 1,341,708 | 167,817 | 45,389 | (142,740) | 1,412,174 |
| Total assets | 95,563,311 | 10,092,742 | 14,370,127 | (24,578,076) | 95,448,104 |
| Total liabilities | 88,507,952 | 9,443,949 | 11,506,089 | (23,960,142) | 85,497,848 |
| Contingent liabilities and commitments | 14,377,018 | 758,993 | 45,597 | (805,182) | 14,376,425 |
| Capital expenditure | 103,936 | 23,140 | 24,134 | - | 151,290 |

2003

| As at 31st December, 2003 | Hong Kong | Macau | Other | Less: Inter-segment elimination | Total |
|---|---|---|---|---|---|
| Total operating income | 2,126,056 | 254,405 | 58,715 | (407,710) | 2,031,466 |
| Profit before taxation | 1,179,116 | 154,549 | 14,952 | (336,366) | 1,012,251 |
| Total assets | 97,893,393 | 9,317,856 | 10,649,054 | (29,123,640) | 88,736,673 |
| Total liabilities | 86,226,863 | 8,691,491 | 10,565,659 | (25,975,424) | 79,508,589 |
| Contingent liabilities and commitments | 12,241,808 | 725,483 | 35,133 | (339,683) | 12,662,741 |
| Capital expenditure | 1,642,799 | 13,818 | 47,130 | - | 1,703,747 |

(2) Advances and other accounts

| | 31st December, 2004 | 31st December, 2003 |
|---|---|---|
| Advances to customers | 49,189,126 | 46,611,685 |
| Advances to banks and other financial institutions | 110,865 | 142,371 |
| Specific provisions for bad and doubtful debts | (127,731) | (276,682) |
| General provisions for bad and doubtful debts | (494,779) | (465,940) |
| Accrued interest and other accounts | 1,067,858 | 1,096,993 |
| | 49,745,339 | 47,108,427 |

(3) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

| | 31st December, 2004 | 31st December, 2003 |
|---|---|---|
| Gross non-performing advances to customers | 824,995 | 1,387,664 |
| Gross non-performing advances as a percentage of total advances to customers | 1.68% | 2.98% |
| Amount of collateral held | 671,359 | 1,071,767 |
| Specific provisions | 125,732 | 273,930 |
| Suspended interest | 465,552 | 538,908 |

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 31st December, 2004 and 31st December, 2003.

(4) Advances to customers – by industry sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

| | 31st December, 2004 | 31st December, 2003 | Change % |
|---|---|---|---|
| Loans for use in Hong Kong | | | |
| Industrial, commercial and financial | | | |
| – Property development | 652,393 | 746,889 | -12.7 |
| – Property investment | 8,502,638 | 8,301,127 | 2.4 |
| – Financial concerns | 631,997 | 432,237 | 46.2 |
| – Stockbrokers | 244,082 | 299,192 | -18.4 |
| – Wholesale and retail trade | 974,803 | 1,552,450 | -37.2 |
| – Manufacturing | 1,745,129 | 1,477,609 | 18.1 |
| – Transport and transport equipment | 2,721,053 | 2,529,990 | 7.6 |
| – Share financing | 205,021 | 128,297 | 59.8 |
| – Others | 3,032,779 | 3,279,434 | -7.5 |
| Individuals | | | |
| – Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme | 1,618,601 | 1,925,650 | -15.9 |
| – Loans for the purchase of other residential properties | 13,872,283 | 12,486,065 | 11.1 |
| – Credit card advances | 358,582 | 326,186 | 9.9 |
| – Others | 3,272,558 | 3,168,104 | 3.3 |
| Trade finance | 2,575,816 | 2,710,356 | -5.0 |
| Loans for use outside Hong Kong | | | |
| – Macau | 4,026,596 | 3,728,726 | 8.0 |
| – Others | 4,754,708 | 3,518,773 | 35.1 |
| | 49,189,126 | 46,611,685 | 5.5 |

(5) Advances to customers, non-performing loans and overdue advances – by geographical area

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

31st December, 2004

| | Total advances to customers | Non-performing loans | Overdue advances for over three months |
|---|---|---|---|
| Hong Kong | 43,343,176 | 626,765 | 562,931 |
| Macau | 4,227,186 | 190,019 | 87,816 |
| People's Republic of China | 715,318 | 8,211 | 7,507 |
| Others | 903,446 | - | - |
| | 49,189,126 | 824,995 | [illegible] |

[illegible]

| | Total advances to customers | Non-performing loans | Overdue advances for over three months |
|---|---|---|---|
| Hong Kong | 40,947,433 | 1,157,475 | 789,291 |
| Macau | 3,876,335 | 219,446 | 209,792 |
| People's Republic of China | 843,922 | 8,737 | 8,113 |
| Others | 943,995 | 2,001 | 2,008 |
| | 46,611,685 | 1,387,664 | 1,009,204 |

(6) Overdue and rescheduled advances

| | 31st December, 2004 Amount | 31st December, 2004 % of total advances | 31st December, 2003 Amount | 31st December, 2003 % of total advances |
|---|---|---|---|---|
| Gross advances to customers which have been overdue for | | | | |
| 6 months or less but over 3 months | 148,535 | 0.30 | 158,787 | 0.34 |
| 1 year or less but over 6 months | 65,410 | 0.13 | 215,456 | 0.46 |
| Over 1 year | 444,309 | 0.90 | 634,961 | 1.36 |
| | 658,254 | 1.33 | 1,009,204 | 2.16 |
| Amount of collateral held | 647,116 | | 841,574 | |
| Secured balance | 563,124 | | 768,264 | |
| Unsecured balance | 95,130 | | 240,940 | |
| Specific provisions | 89,644 | | 220,991 | |
| Rescheduled advances | 186,192 | 0.38 | 163,087 | 0.35 |

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December, 2004 and 31st December, 2003.

(7) Other overdue assets

| | 31st December, 2004 Debt securities | 31st December, 2004 Trade bills | 31st December, 2003 Debt securities | 31st December, 2003 Trade bills |
|---|---|---|---|---|
| Other assets which have been overdue for | | | | |
| 6 months or less but over 3 months | - | - | - | 117 |
| 1 year or less but over 6 months | - | 181 | 30,038 | - |
| Over 1 year | - | 1,714 | - | 3,089 |
| | - | 1,895 | 30,038 | 3,206 |

(8) The reconciliation between overdue and rescheduled loans and non-performing loans

| | 31st December, 2004 | 31st December, 2003 |
|---|---|---|
| Gross advances to customers and rescheduled loans which have been overdue for over three months: | | |
| Gross advances to customers which have been overdue for over three months | 658,254 | 1,009,204 |
| Rescheduled advances | 186,192 | 163,087 |
| | 844,446 | 1,172,291 |
| (Less): Loans overdue over 3 months and on which interest is still being accrued | (115,371) | (59,745) |
| Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased | 95,920 | 275,118 |
| Total non-performing loans | 824,995 | 1,387,664 |

(9) Repossessed assets

| | 31st December, 2004 | 31st December, 2003 |
|---|---|---|
| Repossessed assets included in advances to customers | 193,822 | 262,881 |

(10) Cross-border claims

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

31st December, 2004

| | Banks and other financial institutions | Public sector entities | Others | Total |
|---|---|---|---|---|
| Macau | 355,234 | - | 4,241,239 | 4,596,473 |
| People's Republic of China | 1,424,858 | 15,795 | 564,279 | 2,004,932 |
| Other Asia Pacific | 7,161,851 | - | 1,052,747 | 8,214,598 |
| United States | 1,124,311 | 303,703 | 2,200,764 | 3,628,778 |
| Other North and South American countries | 1,070,887 | - | 493,806 | 1,564,693 |
| Middle East and Africa | 761 | - | 1,821 | 2,582 |
| Germany | 7,751,606 | - | 3,977 | 7,755,583 |
| United Kingdom | 4,997,717 | - | 170,806 | 5,168,523 |
| Other European countries | 10,100,714 | - | 638,539 | 10,739,253 |
| | 33,987,939 | 319,498 | 9,367,978 | 43,675,415 |

31st December, 2003

| | Banks and other financial institutions | Public sector entities | Others | Total |
|---|---|---|---|---|
| Macau | 560,836 | - | 3,893,773 | 4,454,609 |
| People's Republic of China | 1,022,099 | 9,190 | 802,154 | 1,833,443 |
| Other Asia Pacific | 5,315,186 | 493,348 | 867,680 | 6,676,214 |
| United States | 1,068,438 | 416,131 | 1,989,982 | 3,474,351 |
| Other North and South American countries | 2,386,259 | - | 362,542 | 2,748,801 |
| Middle East and Africa | 3,135 | - | 1,466 | 4,601 |
| Germany | 6,075,226 | - | 4,182 | 6,079,408 |
| United Kingdom | 3,441,208 | - | 84,989 | 3,526,197 |
| Other European countries | 9,859,051 | - | 528,209 | 10,387,260 |
| | 29,731,438 | 918,669 | 8,534,977 | 39,185,084 |

(11) Currency risks

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

| In millions of HK$ equivalent | 31st December, 2004 US$ | 31st December, 2004 Total | 31st December, 2003 US$ | 31st December, 2003 Total |
|---|---|---|---|---|
| Spot assets | 27,844 | 43,484 | 27,037 | 41,121 |
| Spot liabilities | (28,388) | (44,775) | (29,345) | (42,785) |
| Forward purchases | 4,307 | 5,100 | 5,757 | 6,694 |
| Forward sales | (3,417) | (3,233) | (3,214) | (4,701) |
| Net long positions | 346 | 576 | 235 | 329 |

| In millions of HK$ equivalent | 31st December, 2004 Macau Patacas | 31st December, 2004 US$ | 31st December, 2004 Total | 31st December, 2003 Macau Patacas | 31st December, 2003 US$ | 31st December, 2003 Total |
|---|---|---|---|---|---|---|
| Net structural positions | 110 | 218 | 328 | 515 | 79 | 611 |

(12) Reserves

| | 31st December, 2004 | 31st December, 2003 |
|---|---|---|
| Share premium | 342,102 | 337,330 |
| Capital reserve | 215,909 | 215,909 |
| General reserve | 2,091,174 | 2,091,079 |
| Bank premises revaluation reserve | 269,039 | 288,917 |
| Investment property revaluation reserve | 12,683 | 14 |
| Investment revaluation reserve | 22,241 | 17,848 |
| Capital redemption reserve | 769 | 760 |
| Unappropriated profits | 4,156,059 | 3,481,234 |
| Total reserves | 7,109,976 | 6,393,100 |

(13) Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

| | 31st December, 2004 | 31st December, 2003 |
|---|---|---|
| Direct credit substitutes | 809,560 | 699,117 |
| Transaction-related contingencies | 33,430 | 56,643 |
| Trade-related contingencies | 1,416,358 | 1,644,315 |
| Other commitments | 9,875,088 | 9,282,716 |
| Forward forward deposits placed | 2,241,972 | 979,948 |
| | 14,376,425 | 12,662,741 |

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

| | 31st December, 2004 | 31st December, 2003 |
|---|---|---|
| Exchange rate contracts | | |
| Forwards – trading | 3,286,625 | 4,034,010 |
| Forwards – hedging | 919,593 | 2,878,948 |
| Option purchased – trading | 277,016 | 508,321 |
| Option written – trading | 277,016 | 450,158 |
| Total exchange rate contracts | 4,760,250 | 7,871,437 |
| Interest rate contracts | | |
| Swaps – trading – receiving fixed rate | 37,181,480 | 893,838 |
| Swaps – trading – paying fixed rate | 37,070,388 | 893,838 |
| Swaps – hedging – receiving fixed rate | 14,854,793 | 8,753,450 |
| Swaps – hedging – paying fixed rate | 25,096,124 | 15,804,567 |
| Total interest rate contracts | 114,212,785 | 26,345,693 |
| Equity contracts | | |
| Option purchased – trading | - | 70,042 |
| Option written – trading | 140,902 | 70,042 |
| Total equity contracts | 140,902 | 140,084 |
| | 119,113,937 | 34,357,214 |

As at 31st December, 2004, an amount of HK$31,134,069,000 (2003: Nil) were included both in swap trading receiving fixed rate and swap trading paying fixed rate for the Bank and the Group reflecting previously designated hedging transactions which have been unwound using offsetting transactions as part of management's ongoing hedging of the investment debt securities portfolio.

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

| | 31st December, 2004 Replacement cost | 31st December, 2004 Credit risk weighted amount | 31st December, 2003 Replacement cost | 31st December, 2003 Credit risk weighted amount |
|---|---|---|---|---|
| Contingent liabilities and commitments | N/A | 1,757,281 | N/A | 1,713,039 |
| Exchange rate contracts | 22,192 | 20,228 | 55,236 | 37,360 |
| Interest rate contracts | 554,187 | 211,702 | 193,612 | 64,667 |
| Equity contracts | - | - | - | 2,101 |
| | 576,379 | 1,989,212 | 248,848 | 1,817,167 |

(14) Capital adequacy and liquidity ratios

(a) Capital adequacy ratio

| | 31st December, 2004 | 31st December, 2003 |
|---|---|---|
| Core Capital | | |
| Paid up ordinary share capital | 293,911 | 293,781 |
| Share Premium | 342,102 | 337,330 |
| Reserves | 5,427,847 | 4,966,124 |
| Others | 516,743 | 453,053 |
| (Less): Goodwill | (847,422) | (954,260) |
| | 5,723,281 | 5,096,028 |
| Eligible supplementary capital | | |
| Reserves on revaluation of land and interests in land | 187,824 | 188,231 |
| Unrealised gains on revaluation of non-trading securities | 14,246 | 11,168 |
| General provisions for doubtful debts | 496,214 | 467,920 |
| Eligible value of term subordinated debt instruments | 2,526,485 | 2,522,910 |
| | 3,224,769 | 3,190,229 |
| Total capital base before deductions | 8,948,050 | 8,286,257 |
| Deductions from total capital base | (405,324) | (480,208) |
| Total capital base after deductions | 8,542,726 | 7,806,049 |
| Unadjusted and adjusted capital adequacy ratio | 15.7% | 15.7% |

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority ("HKMA") for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The [illegible] computed on the same consolidated basis, and [illegible] Supervisory Policy Manual issued by the HKMA.

[illegible]

| | 2004 | 2003 |
|---|---|---|
| Average liquidity ratio for the year | 49.1% | 49.0% |

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

**REVIEW AND PROSPECTS**

2004 saw a steady recovery of the Hong Kong economy. GDP grew by an average of 8.6 percent in real terms in the first three quarters over a year earlier, significantly higher than the 2.6 percent growth in the same period of 2003. Retail sales and tourism were boosted by the influx of mainland visitors under the "individual visit" scheme. Labor market conditions improved in tandem with the economic upturn and the unemployment rate fell to 6.5% in December, its lowest level since 2001. Renewed business confidence and the low cost of funds fueled the continuing recovery of the property market as abundant liquidity drove short-term Hong Kong dollar interest rates to near zero levels despite higher US interest rates.

The general improvement in the Hong Kong economy benefited the banking industry. Strong loan demand in the 4th quarter boosted loan growth for the sector to 5.9% for the year. Asset quality improved as property prices rebounded and the unemployment rate fell steadily from its peak in the middle of 2003. Consequently, bad debt charges reduced significantly in 2004. Net interest margin, however, was under pressure due to increased competition and excess liquidity.

Wing Hang Bank continued to grow in 2004. We were able to achieve satisfactory asset growth in areas such as residential mortgages, equipment financing as well as in the Bank's China and Macau operations. We continued to extract synergies from the acquisition of Chekiang First Bank (CFB).

Wing Hang Bank achieved a new record in profit attributable to shareholders of HK$1,168.0 million for the year, an increase of 35.2 percent when compared to HK$863.9 million in 2003. The consolidated results incorporate the full year results of CFB and its subsidiaries. Earnings per share increased by 35.2 percent to HK$3.97. Cash earnings per share increased by 38.3 percent to HK$4.13. The Board has recommended a final dividend of HK$1.43 per share. Together with the interim dividend of HK$0.53 paid on 20th September, 2004, total dividends for the year amounted to HK$1.96 per share, an increase of 35.2 percent over 2003.

Net interest income increased 13.7 percent to HK$1,794.3 million due to the full year effect of the acquisition of CFB, as well as an increase in loan volume and treasury operations. Net interest margins fell from 2.31 percent to 1.99 percent due to mortgage re-pricing and partly due to the narrower margins of CFB's assets.

Non-interest income rose 41.1 percent to HK$640.1 million due to substantial growth in share brokerage, foreign exchange trading income and wealth management services as well as the full year effect of the acquisition of CFB.

The Group's total operating income increased by 19.8 percent to HK$2,434.4 million. The Group's cost-to-income ratio rose from 35.1 percent to 42.2 percent due to the full year effects of the acquisition of CFB and goodwill expenses. With the successful integration of CFB, the Group is confident that its cost-to-income ratio will improve further as cost economies will be achieved by more branch rationalisation and centralising of back-office and IT operations.

Charges for bad and doubtful loans decreased 83.3 percent to HK$54.4 million due to the recovery in property prices, declining personal bankruptcies and the general improvement in the economy. For 2004, charge-offs for credit cards decreased to 2.46 percent of credit card receivables from 7.96 percent in the same period last year. In the fourth quarter of 2004, the annualised charge-off ratio dropped to 1.16%. The level of non-performing loans decreased to HK$0.82 billion, or 1.68 percent of total loans.

Total advances to customers increased 5.5 percent to HK$49.19 billion due to satisfactory growth in domestic lending such as residential mortgage and equipment financing as well as lending outside Hong Kong in the Group's China and Macau operations.

Total deposits increased 8.9 percent to HK$84.39 billion and customer deposits increased 8.9 percent to HK$78.57 billion, reflecting the increase in both foreign currency deposits and HK dollar current and savings deposits. Deposit growth was partly helped by increased brand awareness after the integration, an expanded branch network that gave depositors more convenience and the successful promotion of the Elite Banking concept targeting high net-worth customers.

The recovery in the property markets has continued in 2004 with pronounced increases in the prices of both residential and commercial properties. However, property lending remained stagnant until the fourth quarter despite the pick up in sale activities in both the primary and secondary markets. Residential mortgages, which accounts for 28.2 percent of the loan portfolio, increased by 11.1 percent. The Bank has refrained from price competition to gain market share but is attracting home buyers through new mortgage products such as a 95% mortgage plan.

The intensive competition in Hong Kong continued to be compensated by increased activities in Mainland China, where residential mortgage financing grew 73.2 percent in 2004. Property prices have risen rapidly in the Mainland despite administrative measures by the central government to reduce credit growth and an increase in benchmark lending and deposit rates in October. Although there are risks of overheating in [illegible], we have mitigated risks by chiefly servicing Hong Kong residents buying owner-occupied homes.

In Macau, Banco Weng Hang continues to out-perform, helped by double-digit growth in the local economy. Macau's GDP surged 21.7 percent in real terms in the third quarter over a year earlier due to vibrant inbound tourism. Profits increased by 8.6 percent to 146.0 million Macau patacas, with a steady growth in loans and deposits of 9.3 percent and 8.5 percent respectively. Net interest income increased slightly by 0.6 percent while fee income increased by 22.1 percent.

Return on average assets and average shareholders' funds stood at 1.29 percent and 16.6 percent respectively, while the Group's capital adequacy ratio and average liquidity ratio were at 15.7 percent and 49.1 percent respectively.

Following the passage of the Wing Hang Bank, Limited (Merger) Bill by the Legislative Council on 9th July, 2004, Wing Hang Bank (WHB) and CFB have been successfully integrated on 9th August, 2004. Integration has been seamless and on schedule due to careful planning and execution. Substantial revenue and cost synergies have been realised in 2004 and we are confident that full integration benefit will be achieved by the end of 2005, earlier than planned.

Looking ahead, the operating environment will remain challenging in 2005 due to the continuing rise in US interest rates. In light of the uncertainties regarding fund inflows into Hong Kong and intense competition, interest margin will continue to be under pressure in 2005. However, loan demand should gradually grow with the improving local economy and buoyant asset markets. Mainland China is expected to maintain healthy growth as tightening policies help steer the economy away from overheating. Neighboring Macau will continue its double-digit economic growth in 2005 due to the inflow of foreign investments drawn by the casino gaming sector.

We will continue to control costs through streamlining operations as well as to broaden our fee income and expand our consumer lending businesses through cross-selling to an enlarged customer base. With the successful integration of CFB, we now have a larger operating platform to grow our business. We will also focus on enhancing our franchise through innovative products and superior service quality.

To capitalise on the high growth in China, we will continue our expansion program in the Mainland. In this regard, we will be opening our Shanghai branch and Beijing representative office in March of 2005. After that we plan to upgrade the Guangzhou representative office to a branch to further expand our network in China. While pursuing a growth strategy, we are fully aware that the key to success is prudent lending policy.

**PROPOSED DIVIDEND**

The Directors propose to recommend at the forthcoming Annual General Meeting to be held on Thursday, 21st April, 2005 the payment of a final dividend of HK$1.43 per share. This final dividend, if approved, will be paid on Monday, 9th May, 2005 to shareholders whose names are on the Register of Members on 21st April, 2005.

**CLOSING OF REGISTER OF MEMBERS**

The Register of Members of the Bank will be closed from Monday, 18th April, 2005 to Thursday, 21st April, 2005 both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 15th April, 2005.

**COMPLIANCE WITH THE CODE OF BEST PRACTICE**

The Bank has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

**PURCHASE, SALE OR REDEMPTION OF SHARES**

There were no purchases, sales or redemptions by the Bank, or any of its subsidiaries, of the Bank's shares during the year ended 31st December, 2004.

**BOARD OF DIRECTORS**

As at the date of this announcement, the Executive Directors of the Bank are Dr Patrick Y B Fung, Mr Frank J Wang, Mr Michael Y S Fung and Mr Louis C W Ho; Non-executive Directors are Mr Alan R Griffith, Mr Kenneth A Lopian and Mr Andrew M Gordon; and Independent Non-executive Directors are Dr Cheng Hon Kwan, Mr Ambrose H C Lau, Mr Simon K Y Lee, Mr Tung Chee Chen and Mr Aloysius H Y Tse.

By Order of the Board
Patrick Y B Fung
*Chairman and Chief Executive*

Hong Kong, 10th March, 2005

*Remarks: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of Listing Rules will be subsequently published on the Stock Exchange's website in due course.*

# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*
(Stock Code: 302)

## ANNOUNCEMENT OF 2004 INTERIM RESULTS

**INTERIM RESULTS**

The Directors of Wing Hang Bank, Limited announce that the unaudited results of the Group for the six months ended 30th June, 2004 are as follows:

*(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)*

**Unaudited consolidated profit and loss account**

| | Notes | Six months ended 30th June, 2004 | Six months ended 30th June, 2003 | Change % |
|---|---|---|---|---|
| Interest income | | 1,369,542 | 1,086,759 | |
| Interest expense | | (452,992) | (346,132) | |
| Net interest income | | 916,550 | 740,627 | 23.8 |
| Other operating income | | 328,082 | 192,348 | 70.6 |
| Operating income | | 1,244,632 | 932,975 | 33.4 |
| Operating expenses | (a) | (518,486) | (298,697) | 73.6 |
| Operating profit before provisions | | 726,146 | 634,278 | 14.5 |
| Charge for bad and doubtful debts | | (73,134) | (212,000) | -65.5 |
| Operating profit | | 653,012 | 422,278 | 54.6 |
| Losses on revaluation of investment properties, disposal of tangible fixed assets and associated company | | (6,974) | (1,202) | |
| Profit on disposal of held-to-maturity and non-trading securities | | 2,964 | 30,551 | |
| Provision written back/(made) for held-to-maturity securities | | 4,848 | (10,900) | |
| Profit on ordinary activities | | 653,850 | 440,727 | 48.4 |
| Share of net losses in associated companies | | (6,589) | (3,210) | |
| Profit before taxation | | 647,261 | 437,517 | 47.9 |
| Taxation | (b) | (117,307) | (67,811) | |
| Profit after taxation | | 529,954 | 369,706 | 43.3 |
| Losses/(profit) attributable to minority interests | | 238 | (428) | |
| Profit attributable to the shareholders | | 530,192 | 369,278 | 43.6 |
| Dividends attributable to the period: | | | | |
| Interim dividend declared | | 155,773 | 108,617 | 43.4 |
| Underprovision of final dividend in respect of previous year | | 140 | 148 | |
| | | 155,913 | 108,765 | 43.3 |
| | | HK$ | HK$ | |
| Earnings per share | (c) | | | |
| Basic and diluted | | 1.80 | 1.26 | 43.4 |
| Cash | | 1.89 | 1.26 | 49.9 |
| Interim dividend declared per share | | 0.53 | 0.37 | 43.2 |

**Unaudited consolidated balance sheet**

| | 30th June, 2004 | 31st December, 2003 |
|---|---|---|
| **ASSETS** | | |
| Cash and short-term funds | 14,951,023 | 18,402,805 |
| Placements with banks and other financial institutions maturing between one and twelve months | 490,724 | 1,542,981 |
| Trade bills less provisions | 631,850 | 595,895 |
| Certificates of deposit held | 29,984 | 129,972 |
| Trading securities | 9,746 | 546,064 |
| Advances to customers and other accounts less provisions | 48,791,324 | 47,108,427 |
| Held-to-maturity and non-trading securities | 19,583,663 | 17,582,264 |
| Investments in associated companies | 126,641 | 143,514 |
| Tangible fixed assets | 1,697,829 | 1,729,617 |
| Goodwill | 930,684 | 955,133 |
| Total assets | 87,243,466 | 88,736,672 |
| **LIABILITIES** | | |
| Deposits and balances of banks and other financial institutions | 1,849,163 | 407,403 |
| Deposits from customers | 69,924,676 | 72,138,422 |
| Certificates of deposit issued | 4,818,408 | 4,931,139 |
| Other accounts and provisions | 1,206,043 | 2,031,625 |
| Total liabilities | 77,818,290 | 79,508,589 |
| **CAPITAL RESOURCES** | | |
| Share capital | 293,911 | 293,781 |
| Reserves | 6,578,503 | 6,393,100 |
| Shareholders' funds | 6,872,414 | 6,686,881 |
| Loan capital | 2,534,308 | 2,522,910 |
| Minority interests | 18,454 | 18,292 |
| Total liabilities and capital resources | 87,243,466 | 88,736,672 |

Notes:

(a) Operating expenses

Operating expenses included depreciation, employee incentive plan expenses and amortisation of goodwill amounting to HK$34,645,000 (2003: HK$28,516,000), HK$521,000 (2003: Nil) and HK$24,449,000 (2003: HK$[illegible]) respectively.

(b) Taxation

Taxation in the consolidated profit and loss account represents:

| | Six months ended 30th June, 2004 | Six months ended 30th June, 2003 |
|---|---|---|
| Provision for Hong Kong profits tax | 118,879 | 55,117 |
| Overseas taxation | 19,323 | 13,966 |
| Deferred taxation | (20,968) | (1,272) |
| Share of associate's tax | 163 | - |
| | 117,307 | 67,811 |

The provision for Hong Kong profits tax is based on an estimate of the assessable profits for the period at 17.5% (2003: 17.5%). Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

(c) Earnings per share

The calculation of basic earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2004 of HK$530,192,000 (2003: HK$369,278,000) and on the weighted average number of 293,883,577 (2003: 293,305,030) ordinary shares in issue during the period.

The calculation of diluted earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2004 of HK$530,192,000 (2003: HK$369,278,000) and on the weighted average number of 294,333,949 (2003: 293,563,603) ordinary shares in issue during the period after adjustment of all dilutive potential shares.

The calculation of cash earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2004 of HK$530,192,000 (2003: HK$369,278,000) adjusted for goodwill amortised of HK$24,449,000 (2003: HK$291,000) and on the weighted average number of 293,883,577 (2003: 293,305,030) ordinary shares in issue during the period. This supplementary information is considered a useful additional indication of performance.

(d) The same accounting policies adopted in the 2003 annual accounts have been applied to the preparation of the interim results except the accounting policy on new Employee Incentive Plan ("EIP"). The Group has granted awards to certain employees to acquire shares of the Bank under a new EIP. The fair value of the awards is measured at the grant date and is charged to the profit and loss account and credited to shareholders' fund between the grant date and the vesting date. The cash amount equal to the dividend that would have been paid during the unvested period will be charged to the profit and loss account as bonus expenses on an accrual basis.

The interim results have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, and fully comply with the module on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA").

**Unaudited Supplementary Information**

(1) Segment reporting

(a) Business segments

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

| | Operating income Six months ended 30th June, 2004 | Operating income Six months ended 30th June, 2003 | Profit before taxation Six months ended 30th June, 2004 | Profit before taxation Six months ended 30th June, 2003 |
|---|---|---|---|---|
| Retail banking | 762,221 | 577,265 | 378,713 | 246,091 |
| Corporate banking | 266,637 | 178,575 | 146,317 | 70,489 |
| Treasury | 153,223 | 110,816 | 106,997 | 115,503 |
| Other | 48,819 | 24,197 | 15,604 | 6,530 |
| Unallocated | 35,443 | 62,181 | 3,630 | 32,904 |
| Inter-segment elimination | (20,711) | (20,060) | - | - |
| | 1,244,632 | 932,975 | 647,261 | 437,517 |

(b) Geographical segments

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

| | Operating income Six months ended 30th June, 2004 | Operating income Six months ended 30th June, 2003 | Profit before taxation Six months ended 30th June, 2004 | Profit before taxation Six months ended 30th June, 2003 |
|---|---|---|---|---|
| Hong Kong | 1,353,147 | 1,035,249 | 783,866 | 578,420 |
| Macau | 132,880 | 118,900 | 81,570 | 74,431 |
| Others | 38,593 | 31,122 | 16,906 | 4,086 |
| Inter-segment elimination | (249,990) | (252,296) | (235,181) | (219,420) |
| | 1,244,632 | 932,975 | 647,261 | 437,517 |

(2) Advances and other accounts

| | 30th June, 2004 | 31st December, 2003 |
|---|---|---|
| Advances to customers | 48,377,636 | 46,611,685 |
| Advances to banks and other financial institutions | 127,115 | 342,371 |
| Specific provisions for bad and doubtful debts | (229,165) | (276,682) |
| General provisions for bad and doubtful debts | (488,382) | (465,940) |
| Accrued interest and other accounts | 1,004,122 | 1,096,993 |
| | 48,791,324 | 47,108,427 |

(3) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

| | 30th June, 2004 | 31st December, 2003 |
|---|---|---|
| Gross non-performing advances to customers | 1,120,362 | 1,387,664 |
| Gross non-performing advances as a percentage of total advances to customers | 2.32% | 2.98% |
| Amount of collateral held | 964,724 | 1,071,767 |
| Specific provisions | 227,626 | 273,930 |
| Suspended interest | 586,956 | 538,908 |

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 30th June, 2004 and 31st December, 2003.

(4) Advances to customers – by industry sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

| | 30th June, 2004 | 31st December, 2003 | Change % |
|---|---|---|---|
| Loans for use in Hong Kong | | | |
| Industrial, commercial and financial | | | |
| – Property development | 760,422 | 746,889 | 1.8 |
| – Property investment | 8,514,890 | 8,301,127 | 2.6 |
| – Financial concerns | 556,864 | 432,237 | 28.8 |
| – Stockbrokers | 320,082 | 299,192 | 7.0 |
| – Wholesale and retail trade | 1,356,439 | 1,552,450 | -12.6 |
| – Manufacturing | 1,515,723 | 1,477,609 | 2.6 |
| – Transport and transport equipment | 2,723,805 | 2,529,990 | 7.7 |
| – Share financing | 153,664 | 128,297 | 19.8 |
| – Others | 3,121,493 | 3,279,434 | -4.8 |
| Individuals | | | |
| – Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme | 1,822,789 | 1,925,650 | -5.3 |
| – Loans for the purchase of other residential properties | 13,512,913 | 12,486,065 | 8.2 |
| – Credit card advances | 325,574 | 326,186 | -0.2 |
| – Others | 3,196,714 | 3,168,104 | 0.9 |
| Trade finance | 2,722,342 | 2,710,956 | 0.4 |
| Loans for use outside Hong Kong | | | |
| – Macau | 3,966,915 | 3,728,726 | 6.4 |
| – Others | 3,807,427 | 3,518,773 | 8.2 |
| | 48,377,636 | 46,611,685 | 3.8 |

(5) Advances to customers, non-performing loans and overdue advances – by geographical area

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

| 30th June, 2004 | Total advances to customers | Non-performing loans | Advances overdue for over three months |
|---|---|---|---|
| Hong Kong | 42,758,231 | 898,933 | 661,353 |
| Macau | 4,146,753 | 211,613 | 93,804 |
| People's Republic of China | 890,479 | 7,807 | 7,807 |
| Others | 590,173 | 2,020 | 2,020 |
| | 48,377,636 | 1,120,362 | 763,984 |

| 31st December, 2003 | Total advances to customers | Non-performing loans | Advances overdue for over three months |
|---|---|---|---|
| Hong Kong | 40,947,433 | 1,157,473 | 789,291 |
| Macau | 3,876,335 | 219,446 | 209,792 |
| People's Republic of China | 843,922 | 8,737 | 8,113 |
| Others | 943,995 | 2,008 | 2,008 |
| | 46,611,685 | 1,387,664 | 1,009,204 |

(6) Overdue and rescheduled advances

| | 30th June, 2004 Amount | 30th June, 2004 % of total advances | 31st December, 2003 Amount | 31st December, 2003 % of total advances |
|---|---|---|---|---|
| Gross advances to customers which have been overdue for | | | | |
| 6 months or less but over 3 months | 181,381 | 0.37 | 158,787 | 0.34 |
| 1 year or less but over 6 months | 117,584 | 0.24 | 215,456 | 0.46 |
| Over 1 year | 465,099 | 0.96 | 634,961 | 1.36 |
| | 763,984 | 1.57 | 1,009,204 | 2.16 |
| Amount of collateral held | 568,474 | | 841,574 | |
| Secured balance | 598,015 | | 768,284 | |
| Unsecured balance | 165,969 | | 240,940 | |
| Specific provisions | 153,938 | | 220,961 | |
| Rescheduled advances | 229,973 | 0.48 | 163,087 | 0.35 |

There were no advances overdue for over 3 months and rescheduled advances to banks and other financial institutions on 30th June, 2004 and 31st December, 2003.

(7) Other overdue assets

| | 30th June, 2004 Debt securities | 30th June, 2004 Trade bills | 31st December, 2003 Debt securities | 31st December, 2003 Trade bills |
|---|---|---|---|---|
| Other assets which have been overdue for | | | | |
| 6 months or less but over 3 months | - | - | - | 117 |
| 1 year or less but over 6 months | - | - | 30,035 | - |
| Over 1 year | - | 2,093 | - | 3,089 |
| | - | 2,093 | 30,035 | 3,206 |

(8) The reconciliation between overdue and rescheduled loans and non-performing loans

| | 30th June, 2004 | 31st December, 2003 |
|---|---|---|
| Gross advances to customers and rescheduled loans which have been overdue for over three months: | | |
| Gross advances to customers which have been overdue for over three months | 763,984 | 1,009,204 |
| Rescheduled advances | 229,973 | 163,087 |
| | 993,957 | 1,172,291 |
| Less: Loans overdue over 3 months and on which interest is still being accrued | (59,865) | (59,745) |
| Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased | 186,270 | 275,118 |
| Total non-performing loans | 1,120,362 | 1,387,664 |

(9) Repossessed assets

| | 30th June, 2004 | 31st December, 2003 |
|---|---|---|
| Repossessed assets included in advances to customers | 219,163 | 262,881 |

(10) Cross-border claims

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

| 30th June, 2004 | Banks and other financial institutions | Public sector entities | Others | Total |
|---|---|---|---|---|
| Macau | 360,186 | - | 4,163,888 | 4,514,074 |
| People's Republic of China | 1,165,419 | 46,558 | 925,234 | 2,137,211 |
| Other Asia Pacific | 4,990,468 | - | 758,735 | 5,749,203 |
| United States | 1,184,157 | 418,163 | 1,995,656 | 3,589,976 |
| Other North and South American countries | [illegible] | - | 430,478 | 1,839,887 |
| Middle East and Africa | [illegible] | - | 762 | 3,095 |
| Germany | [illegible] | - | 9,757 | 5,847,266 |
| United Kingdom | [illegible] | - | 163,943 | 4,083,218 |
| Other European countries | [illegible] | - | 692,409 | 8,750,808 |
| | [illegible] | 464,721 | 9,140,853 | 36,513,731 |

| 31st December, 2003 | Banks and other financial institutions | Public sector entities | Others | Total |
|---|---|---|---|---|
| Macau | 360,836 | - | 3,893,773 | 4,254,609 |
| People's Republic of China | 1,022,098 | 9,190 | 802,154 | 1,833,443 |
| Other Asia Pacific | 5,315,118 | 493,348 | 867,868 | 6,676,234 |
| United States | 1,068,438 | 416,131 | 1,989,982 | 3,474,551 |
| Other North and South American countries | 2,386,259 | - | 362,542 | 2,748,801 |
| Middle East and Africa | 3,335 | - | 1,466 | 4,801 |
| Germany | 6,075,226 | - | 4,182 | 6,079,408 |
| United Kingdom | 3,441,208 | - | 84,989 | 3,526,197 |
| Other European countries | 9,859,051 | - | 528,209 | 10,387,260 |
| | 29,731,433 | 918,669 | 8,534,972 | 39,185,084 |

(11) Currency risks

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

| In millions of HK$ equivalent | 30th June, 2004 US$ | 30th June, 2004 Total | 31st December, 2003 US$ | 31st December, 2003 Total |
|---|---|---|---|---|
| Spot assets | 23,443 | 38,081 | 27,027 | 41,121 |
| Spot liabilities | (25,820) | (40,519) | (29,345) | (42,785) |
| Forward purchases | 4,260 | 5,110 | 3,757 | 6,694 |
| Forward sales | (1,930) | (2,683) | (3,214) | (4,701) |
| Net (short)/long positions | (47) | (3) | 235 | 329 |

| In millions of HK$ equivalent | 30th June, 2004 Macau Patacas | 30th June, 2004 US$ | 30th June, 2004 Total | 31st December, 2003 Macau Patacas | 31st December, 2003 US$ | 31st December, 2003 Total |
|---|---|---|---|---|---|---|
| Net structural positions | 203 | 174 | 377 | 515 | 79 | 611 |

(12) Reserves

| | 30th June, 2004 | 31st December, 2003 |
|---|---|---|
| Share premium | 340,899 | 337,330 |
| Capital reserve | 215,909 | 215,909 |
| General reserve | 2,091,608 | 2,091,079 |
| Bank premises revaluation reserve | 268,937 | 268,917 |
| Investment property revaluation reserve | 154 | 14 |
| Investment revaluation reserve | (13,761) | 17,846 |
| Capital redemption reserve | 769 | 769 |
| Unappropriated profits | 3,674,003 | 3,461,234 |
| Total reserves | 6,578,503 | 6,393,100 |

(13) Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

| | 30th June, 2004 | 31st December, 2003 |
|---|---|---|
| Direct credit substitutes | 786,490 | 690,117 |
| Transaction-related contingencies | 48,589 | 56,645 |
| Trade-related contingencies | 1,632,825 | 1,646,315 |
| Other commitments | 8,899,467 | 9,282,716 |
| Forward forward deposits placed | 553,193 | 979,948 |
| | 11,903,574 | 12,662,741 |

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

| | 30th June, 2004 | 31st December, 2003 |
|---|---|---|
| Exchange rate contracts | | |
| Forwards – trading | 2,046,930 | 4,034,010 |
| Forwards – hedging | 1,795,911 | 2,878,948 |
| Option purchased – trading | 199,513 | 508,321 |
| Option written – trading | 199,513 | 450,158 |
| Total exchange rate contracts | 4,241,867 | 7,871,437 |
| Interest rate contracts | | |
| Swaps – trading – receiving fixed rate | 4,504,878 | 893,838 |
| Swaps – trading – paying fixed rate | 4,554,879 | 893,838 |
| Swaps – hedging – receiving fixed rate | 22,743,330 | 8,753,450 |
| Swaps – hedging – paying fixed rate | 31,913,623 | 15,804,567 |
| Total interest rate contracts | 63,719,710 | 26,345,693 |
| Equity contracts | | |
| Option purchased – trading | - | 70,042 |
| Option written – trading | - | 70,042 |
| Option written – hedging | 24,570 | - |
| Total equity contracts | 24,570 | 140,084 |
| | 67,986,147 | 34,357,214 |

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

| | 30th June, 2004 Replacement cost | 30th June, 2004 Credit risk weighted amount | 31st December, 2003 Replacement cost | 31st December, 2003 Credit risk weighted amount |
|---|---|---|---|---|
| Contingent liabilities and commitments | N/A | 1,467,439 | N/A | 1,713,039 |
| Exchange rate contracts | 7,114 | 12,613 | 55,236 | 37,360 |
| Interest rate contracts | 366,618 | 145,194 | 193,612 | 64,667 |
| Equity contracts | - | - | - | 2,101 |
| | 373,732 | 1,625,246 | 248,848 | 1,817,167 |

(14) Capital adequacy and liquidity ratios

(a) Capital adequacy ratio

| | 30th June, 2004 | 31st December, 2003 |
|---|---|---|
| Core capital | | |
| Paid up ordinary share capital | 293,911 | 293,781 |
| Share premium | 340,899 | 337,330 |
| Reserves | 5,406,429 | 4,966,124 |
| Others | 341,745 | 453,053 |
| Less: Goodwill | (930,102) | (954,260) |
| | 5,452,882 | 5,096,028 |
| Eligible supplementary capital | | |
| Reserves on revaluation of land and interests in land | 189,242 | 188,231 |
| Unrealised (loss)/gain on revaluation of non-trading securities | (15,107) | 11,168 |
| General provisions for doubtful debts | 490,579 | 467,920 |
| Eligible value of term subordinated debt instruments | 2,534,708 | 2,522,910 |
| | 3,198,422 | 3,190,229 |
| Total capital base before deductions | 8,651,304 | 8,286,257 |
| Deductions from total capital base | (531,573) | (480,208) |
| Total capital base after deductions | 8,119,731 | 7,806,049 |
| Unadjusted and adjusted capital adequacy ratio | 15.8% | 15.7% |

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with the module on "Maintenance of Adequate Capital Against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(b) Average liquidity ratio for the period

| | 30th June, 2004 | 30th June, 2003 |
|---|---|---|
| Average liquidity ratio for the first six months ended | 47.2% | 49.3% |

*The average liquidity ratio for the period includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.*

**REVIEW AND PROSPECTS**

The Hong Kong economy gathered strength in the first half of 2004 as GDP grew 6.8 percent in real terms in the first quarter over a year earlier, accelerating from a 4.9 percent growth in the fourth quarter last year. Exports of goods grew by a brisk pace on the back of strong demand from our major markets. Locally, reviving consumer confidence and vibrant inbound tourism buoyed consumer spending. Visitor arrivals grew substantially in the first five months, helped by 1.34 million mainland visitors under the individual visit scheme.

The general improvement in the Hong Kong economy has benefited the banking industry. Asset quality of banks improved as property prices stabilized and the unemployment rate fell steadily to 6.9 percent in June from its peak in the middle of 2003 when Hong Kong was still in the grip of SARS. As a result, the delinquency ratio of residential mortgage lending and the charge-off ratio of credit card receivables both declined. However, banks continue to suffer from weak loan demand due to deflationary pressures, which fortunately is coming to an end as the composite consumer price index fell only 0.1 percent in June.

Against this background of weak loan growth, we continued to pursue a strategy of diversifying our loan portfolio. For the first six months of 2004, we were able to achieve satisfactory asset growth in areas such as residential mortgages, *equipment financing as well as in the Bank's China and Macau operations.*

Following the passage of the Wing Hang Bank, Limited (Merger) Bill by the Legislative Council on 9 July 2004, Wing Hang Bank (WHB) and Chekiang First Bank (CFB) have been successfully integrated on 9 August 2004. The merger has resulted in a stronger and more substantial bank with an expanded branch network. The Group currently has 43 branches in Hong Kong, 11 branches in Macau and 1 branch in Shenzhen. As at the end of June 2004, the Group had a total of 2,164 employees. Substantial revenue and cost synergies have been capitalized in the first half of 2004 and we are confident that full integration benefit will be achieved by the end of 2005.

For the first six months of 2004, we achieved a new record in profits attributable to shareholders which amounted to HK$530.2 million, an increase of 43.6 percent compared to HK$369.3 million in the same period last year. The consolidated results incorporate the results of CFB and its subsidiaries. Earnings per share rose 43.4 percent to HK$1.80. Cash earnings per share increased by 49.9 percent to HK$1.89. The Board has recommended an interim dividend of HK$0.53 per share, an increase of 43.2 percent from last year.

Net interest income increased 23.8 percent to HK$916.6 million. Excluding CFB, net interest income increased 2.4 percent to HK$758.2 million due to an increase in loan volume and treasury operations. Net interest margins fell from 2.34 percent to 2.08 percent due to mortgage re-pricing pressures and the acquisition of CFB.

Non-interest income rose 70.6 percent to HK$328.1 million. Excluding CFB, non-interest income rose 26.2 percent to HK$242.8 million due to substantial growth in share brokerage, foreign exchange trading income and wealth management *services resulting from the lower interest rate environment in the first half of 2004. Vigorous promotional efforts helped to* broaden our customer base. Programmes such as an investment seminar held in February 2004 have been well-received by customers. Anticipating demand for high-yield products, the Bank has actively participated as placing agent for retail bond issuances.

The Group's total operating income increased by 33.4 percent to HK$1,244.6 million. Excluding CFB, operating income increased by 7.3 percent to HK$1,001.0 million.

The Group's cost-to-income ratio rose from 32.0 percent to 41.7 percent due to the acquisition of CFB and goodwill expenses. Excluding CFB, the cost-to-income ratio would be 33.9 percent. With the successful integration of WHB and CFB, the Group is confident that its cost-to-income ratio will improve further as cost economies will be achieved by branch rationalization and centralizing back-office and IT operations.

Charges for bad and doubtful loans decreased 65.5 percent to HK$73.1 million due to recovering property prices, declining personal bankruptcies and general improvement in the economy. For the first six months of 2004, charge-offs for credit cards decreased to 3.5 percent of credit card receivables from 9.8 percent in the same period last year. For the period under review, the level of non-performing loans decreased to HK$1.12 billion, or 2.32 percent of total loans.

Total advances to customers increased 3.8 percent to HK$48.38 billion. Excluding CFB, total loan outstanding increased 5.8 percent due to satisfactory growth in domestic lending such as residential mortgage and equipment financing as well as lending outside Hong Kong in the Bank's China and Macau operations.

Total deposits decreased 1.1 percent to HK$76.61 billion and customer deposits decreased 3.1 percent to HK$69.93 billion, reflecting the migration of deposits to investment products.

The Retail Banking operation recorded a 52.7 percent increase in profit before taxation over 2003, mainly brought about by a decrease in charge for bad and doubtful debts and strong growth in the wealth management business.

Property market sentiment improved and prices picked up markedly in the first quarter but sale activities in both the primary and secondary markets eased in the second quarter. Residential mortgages, which accounts for 27.9 percent of the loan portfolio, increased by 8.2 percent. Excluding CFB, residential mortgages showed an increase of 6.2 percent, outperforming the industry average. The Bank has launched new mortgage products such as a 95% mortgage plan to attract home buyers.

In consumer lending, Wing Hang Credit continued to expand its personal loan activities through innovative programmes, including a "Zero Interest Rate" refinancing scheme to help customers consolidate personal debt and relieve themselves from the burden of high interest rates. The subsidiary has also taken advantage of our expanded bank branch network to increase points-of-sales for its personal loan products.

Wing Hang Finance Company Limited continued to extend credit facilities to small and medium enterprises (SMEs), both in Hong Kong and those with operations in China. The company saw substantial growth in its vehicle and equipment financing business by taking advantage of cross-selling opportunities to CFB's SME customers.

The slow loan growth in Hong Kong continued to be compensated by increased activities in Mainland China, where residential mortgage financing grew 25.3 percent during the first six months. Although the macroeconomic control measures implemented by the central government has resulted in a cooling of the property market in the mainland, we have mitigated risks by chiefly servicing Hong Kong residents buying owner-occupied homes.

To capitalize on the granting of easier access to the Mainland banking market under CEPA, we will gear ourselves up towards greater involvement in China. The Bank has formed strategic alliances with foreign banks to better serve the customers across Pearl River Delta, Yangtze River Delta and the Bo Hai Bay area. The Bank has received approval to upgrade its Shanghai representative office to a branch and plans to open a representative office in Beijing to complement its branch offices in Shenzhen and representative office in Guangzhou.

In Macau, Banco Weng Hang continues to out-perform, helped by double-digit growth in the local economy. Macau's GDP surged 25.6 percent in real terms in the first quarter over a year earlier due to vibrant inbound tourism. Profits increased by 10.9 percent to 71.6 million Macau patacas, with a steady growth in loans. Net interest income increased slightly by 5.3 percent while fee income increased by 36.1 percent.

The Group's capital adequacy ratio and average liquidity ratio stood at 15.8 percent and 47.2 percent respectively while loan to deposit ratio increased slightly to 63.1 percent due to an increase in loans.

Looking ahead, the operating environment is still challenging in the second half due to the expected rise in interest rates and high oil prices. However, with the improving local economy and steady high growth in the Mainland, loan demand should gradually increase. We will continue to control costs through streamlining operations as well as to broaden our fee income and expand our consumer lending businesses through cross-selling to CFB's customers. With the successful integration of CFB and WHB, we now have a larger operating platform and customer base to grow our business.

**INTERIM DIVIDEND**

The Directors are pleased to declare an interim dividend of HK$0.53 per share, to be paid on Monday, 20th September, 2004 to shareholders whose names are on the Register of Members on 9th September, 2004.

**CLOSING OF REGISTER OF MEMBERS**

The Register of Members of the Bank will be closed from Monday, 6th September, 2004 to Thursday, 9th September, 2004 both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 3rd September, 2004.

**COMPLIANCE WITH THE CODE OF BEST PRACTICE**

The Bank has complied throughout the period with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

**PURCHASE, SALE OR REDEMPTION OF SHARES**

There were no purchases, sales or redemptions by the Bank, or any of its subsidiaries, of the Bank's shares during the six months ended 30th June, 2004.

**STATUTORY ACCOUNTS**

The financial information in this interim results is unaudited and does not constitute statutory accounts.

By Order of the Board
Patrick Y B Fung
*Chairman and Chief Executive*

Hong Kong, 19th August 2004

*Remarks: A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of Listing Rules will be subsequently published on the Stock Exchange's website in due course.*

*As at the date of this announcement, the Executive Directors of the Bank are Dr Patrick Y B Fung (Chairman and Chief Executive), Mr Frank J Wang (Deputy Chief Executive), Mr Michael Y S Fung and Mr Louis C W Ho; Non-executive Directors of the Bank are Mr Alan R Griffith, Mr Kenneth A Lopian and Mr Andrew M Gordon; and Independent Non-executive Directors are The Hon Ambrose H C Lau, Dr Cheng Hon Kwan, Mr Simon K Y Lee and Mr Tung Chee Chen.*

Legal

22/4/2005



# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 302)**

## POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON 21ST APRIL, 2005

Wing Hang Bank, Limited (the "Bank") is pleased to announce that all the resolutions were approved by shareholders at the Annual General Meeting held on 21st April, 2005 (the "AGM") by poll voting. The number of shares represented by votes for and against the respective resolutions at the AGM were as follows:–

| | RESOLUTIONS | No. of Votes (%) | |
|---|---|---|---|
| | | For | Against |
| 1. | To adopt the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2004. | 189,842,491 (100%) | 0 (0%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 2. | To declare a final dividend of HK$1.43 per share. | 189,842,491 (100%) | 0 (0%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3(a) | To re-elect Dr Cheng Hon Kwan as Director. | 189,479,991 (99.8091%) | 362,500 (0.1909%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3(b) | To re-elect Mr Kenneth A Lopian as Director. | 189,116,991 (99.6178%) | 725,500 (0.3822%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3(c) | To re-elect Mr Louis C W Ho as Director. | 189,116,991 (99.6178%) | 725,500 (0.3822%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3(d) | To re-elect Mr Aloysius H Y Tse as Director. | 156,398,272 (82.6719%) | 32,781,219 (17.3281%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 4. | To authorise the Directors to fix directors' fee. | 176,412,491 (99.8557%) | 255,000 (0.1443%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 5. | To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration. | 176,667,491 (100%) | 0 (0%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 6. | To give a general mandate to the Directors unconditionally to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Bank. | 144,821,766 (76.2852%) | 45,020,725 (23.7148%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 7. | To give a general mandate to the Directors to repurchase shares of the Bank not exceeding 10% of the issued share capital of the Bank. | 189,479,491 (99.8088%) | 363,000 (0.1912%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 8. | To extend the general mandate granted to the Directors to allot shares pursuant to item 6. | 177,223,789 (93.4141%) | 12,494,702 (6.5859%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |

The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 293,950,500 shares

The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM: Nil

Computershare Hong Kong Investor Services Limited, the share registrar of the Bank, acted as scrutineer for the vote-taking at the AGM.

By Order of the Board
**WING HANG BANK, LIMITED**
**Louis C W Ho**
*Director and Secretary*

Hong Kong, 21st April, 2005

*As at the date of this announcement, the Executive Directors of the Bank are Dr Patrick Y B Fung, Mr Frank J Wang, Mr Michael Y S Fung and Mr Louis C W Ho; Non-executive Directors are Mr Alan R Griffith, Mr Kenneth A Lopian and Mr Andrew M Gordon; and Independent Non-executive Directors are Dr Cheng Hon Kwan, Mr Ambrose H C Lau, Mr Simon K Y Lee, Mr Tung Chee Chen and Mr Aloysius H Y T*



# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 302)**

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 21st April, 2005 at 3:30 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2004;
2. To declare a final dividend;
3. To elect Directors;
4. To authorise the Board of Directors to fix directors' fees;
5. To re-appoint Auditors and authorise the Directors to fix their remuneration;

As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital;
7. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital; and
8. To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 7 hereof.

The Register of Members will be closed from Monday, 18th April, 2005 to Thursday, 21st April, 2005, both days inclusive, during which period no share transfers will be registered.

By Order of the Board
**Louis C W Ho**
*Director and Secretary*

Hong Kong, 10th March, 2005

*Notes:*

1. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 15th April, 2005.
2. As a good governance practice, the Chairman intends to demand a poll on each of the resolutions set out in the notice of the Meeting.
3. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not later than 48 hours before the time fixed for holding the Meeting.
4. This is a summary of the full text of the Notice of Annual General Meeting. The full text of the Notice is contained in the Bank's Annual Report to be despatched to shareholders on or before 30th March, 2005.
5. As at the date of this announcement, the Executive Directors of the Bank are Dr. Patrick Y B Fung, Mr. Frank J Wang, Mr. Michael Y S Fung and Mr. Louis C W Ho; the Non-executive Directors are Mr. Alan R Griffith, Mr. Kenneth A Lopian and Mr. Andrew M Gordon; and the Independent Non-executive Directors are Dr. Cheng Hon Kwan, Mr. Ambrose H C Lau, Mr. Simon K Y Lee, Mr. Tung Chee Chen and Mr. Aloysius H Y Tse.

11/3/2005



# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 302)**

## APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

The Board of Directors of Wing Hang Bank, Limited announces the appointment of Mr Tse Hau Yin, Aloysius as an independent non-executive director and a member of the Audit Committee of the Bank with effect from 26th November, 2004.

The Board of Directors of Wing Hang Bank, Limited (the "Bank") is pleased to announce the appointment of Mr Tse Hau Yin, Aloysius as an independent non-executive director and a member of the Audit Committee of the Bank with effect from 26th November, 2004.

Mr Tse, aged 56, is a Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (HKICPA). He is a past president of the HKICPA. He is a Graduate of University of Hong Kong. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. He was the Non-executive Chairman of KPMG's operation in the PRC and a member of the KPMG China Advisory Board from 1997 to 2000.

Mr Tse does not hold directorship in other listed companies at the present time or in the past three years. He does not have any relationship with any directors, senior management or substantial or controlling shareholder of the Bank and does not have any interest in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between Mr Tse and the Bank. He has not been appointed for a specific term and will be subject for retirement and re-election in accordance with the articles of association of the Bank. Mr. Tse will be entitled to a director's fee of HK$100,000 per annum. The fee for serving on the Audit Committee is HK$50,000 per annum.

Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Bank.

The Board would like to take this opportunity to welcome Mr Tse to join the Board.

By Order of the Board
**Louis C W Ho**
*Director and Secretary*

Hong Kong, 26th November, 2004

*As at the date of this announcement, the Executive Directors of the Bank are Dr Patrick Y B Fung, Mr Frank J Wang, Mr Michael Y S Fung and Mr Louis C W Ho; Non-executive Directors are Mr Alan R Griffith, Mr Kenneth A Lopian and Mr Andrew M Gordon; and Independent Non-executive Directors are Dr Cheng Hon Kwan, Mr Ambrose H C Lau, Mr Simon K Y Lee, Mr Tung Chee Chen and Mr Aloysius H Y Tse.*

South China Morning Post on 29th November, 2004



# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 302)**

## ANNOUNCEMENT

This announcement is made pursuant to the disclosure requirements under Rules 3.11 and 3.23 of the Listing Rules in respect of the appointment of an Independent Non-executive Director to meet the requirement set out in Rule 3.10(2) and the appointment of such person to sit on the Audit Committee of the Company pursuant to Rule 3.21.

Wing Hang Bank, Limited (the "Company") currently has four independent non-executive directors and has endeavoured to identify an additional person with appropriate accounting or related financial management expertise for appointment as an independent non-executive director and as a member of the Audit Committee of the Company as required under Rules 3.10(2) and 3.21 respectively of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Despite the Company's effort, it is unable to have such independent non-executive director be appointed and sit on the Audit Committee by 30th September, 2004 as required under Rules 3.19(1) and 3.21 respectively of the Listing Rules.

The Company is currently in discussion with potential candidates who satisfy the professional qualification under Rules 3.10(2) and expects to appoint a suitable candidate for the role as soon as practicable.

Further announcement will be made by the Company immediately upon fulfilment of the requirements of Rules 3.10(2) and 3.21 of the Listing Rules.

By Order of the Board
**Wing Hang Bank, Limited**
**Louis C W Ho**
*Director and Secretary*

Hong Kong, 8th October, 2004

*As at the date of this announcement, the executive directors of the Company are Dr Patrick Y B Fung, Mr Frank J Wang, Mr Michael Y S Fung and Mr Louis C W Ho. The non-executive directors are Mr Alan R Griffith, Mr Kenneth A Lopian and Mr Andrew M Gordon. The independent non-executive directors are Dr Cheng Hon Kwan, Mr Ambrose H C Lau, Mr Simon K Y Lee and Mr Tung Chee Chen.*

Standard 11 October, 2004



# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*

**Stock Code: 00302**

*Directors:*
Dr Patrick Y B Fung *(Chairman and Chief Executive)*
The Hon Ambrose H C Lau, GBS, JP*
Dr Cheng-Hon Kwan, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Alan R Griffith
Mr Kenneth A Lopian
Mr Andrew M Gordon
Mr Tung Chee Chen*

* *Independent non-executive directors*

## MERGER OF WING HANG BANK, LIMITED AND CHEKIANG FIRST BANK, LIMITED NOTICE OF APPOINTED DAY

The Directors are pleased to announce that the appointed day for the merger (the "***Merger***") of Wing Hang Bank, Limited (the "***Company***") and Chekiang First Bank, Limited ("***CFB***") pursuant to the Wing Hang Bank, Limited (Merger) Ordinance (Ordinance No. 24 of 2004) (the "***Ordinance***") is 9 August 2004.

**NOTICE OF APPOINTED DAY**

As disclosed in the Company's previous announcements dated 1 August 2003 and 30 September 2003, the Company acquired the entire issued share capital of CFB effective 30 September 2003. The Merger will take place by way of the newly-enacted Ordinance. Under the Ordinance, all of the undertakings of CFB (as defined in the Ordinance) will be vested into the Company upon a day to be appointed by the Directors.

The Directors are pleased to announce that they have selected 9 August 2004 as the appointed day for the Merger. Pursuant to section 3 of the Ordinance, the Company and CFB will give joint notice of the appointed day in the Gazette on 23 July 2004.

By Order of the Board
**Wing Hang Bank, Limited**
**Louis C W Ho**
*Director and Secretary*

Hong Kong, 23 July 2004

The Standard 23/7/04

EXEMPTION FILE
#12g3-2(b) REF 82-3629



**WING HANG BANK, LIMITED**

*(incorporated in Hong Kong with limited liability)*

**(Stock code: 00302)**

## ANNOUNCEMENT

The Board of Directors of Wing Hang Bank, Limited ("The Bank") announces the retirement of Mr Ho Soo Ching as a director of the Bank at the conclusion of the Annual General Meeting of the Bank held on 22nd April, 2004, and there is no matter that needs to be brought to the shareholders' attention.

The Board would like to express its appreciation to Mr. Ho for his valuable contributions over the years.

As at the date of this announcement, the executive directors of the Bank are Dr Patrick Y B Fung, Michael Y S Fung, Louis C W Ho and Frank J Wang. The non-executive directors are Mr Alan R Griffith, Mr Kenneth A Lopian and Mr Andrew M Gordon and the independent non-executive directors are The Hon Ambrose H C Lau, Dr Cheng Hon Kwan, Mr Simon K Y Lee and Mr Tung Chee Chen.

By Order of the Board
**Louis C W Ho**
*Director and Secretary*

Hong Kong, 22nd April, 2004

The Standard 23/4/04



# WING HANG BANK, LIMITED

*(Incorporated in Hong Kong with limited liability)*

**Stock Code: 00302**

*Directors:*
Dr Patrick Y B Fung *(Chairman and Chief Executive)*
The Hon Ambrose H C Lau, GBS, JP*
Dr Cheng Hon Kwan, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Alan R Griffith
Mr Kenneth A Lopian
Mr Andrew M Gordon
Mr Tung Chee Chen*

* *Independent non-executive directors*

## RESULTS OF THE ANNUAL GENERAL MEETING RELATING TO THE PROPOSED ADOPTION OF A NEW EMPLOYEE INCENTIVE PLAN

The Bank is pleased to announce that the ordinary resolution relation to the Employee Incentive Plan (the "**EIP Resolution**") was duly passed by the Independent Shareholders at the annual general meeting of the Wing Hang Bank, Limited (the "**Bank**") held on 22 April 2004 in Hong Kong (the "**AGM**").

Reference is made to the announcement of the Bank dated 22 March 2004 and the circular of the Bank dated 8 April 2004 (the "**Circular**") relating to the proposed adoption of the Employee Incentive Plan. The Employee Incentive Plan is a long-term incentive arrangement for directors and executives of the Group. Under the Employee Incentive Plan, Participants agree to acquire a number of Shares on the vesting date of an Award. Awards will vest between the sixth and the tenth year after the date of grant of an Award. Unless otherwise defined herein, capitalized terms shall have the same meanings as defined in the Circular.

The existing issued share capital of the Bank is 293,910,500 Shares, with the total number of Shares entitling the holder to attend and vote for or against the EIP Resolution at the AGM being 223,878,400 Shares. As far as the Bank is aware, Shareholders who are potential beneficiaries under the Employee Incentive Plan and their associates (as defined under the Listing Rules), including directors, senior management and their associates (as defined under the Listing Rules) together holding 70,032,100 Shares, had abstained from voting in relation to the EIP Resolution at the AGM.

Voting in respect of the EIP Resolution was conducted by way of poll at the AGM as required by Rule 14A.52 of the Listing Rules. The Bank's share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1901-5, 19/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, was appointed as the scrutineer for the purposes of vote-taking.

**Poll Results**

The Bank is pleased to announce that the EIP Resolution was duly passed by the Independent Shareholders at the AGM by way of poll.

The number of shares represented by votes for and against the EIP Resolution at the AGM was as follows:

| Resolution | Number of Votes (%) | |
|---|---|---|
| | For | Against |
| **THAT**, with effect from the close of business of the day on which this resolution is passed, the rules of the new employee incentive plan (the "Employee Incentive Plan"), the principal terms of which are particularly described in the circular (the "Circular") to the shareholders of the Bank to be dated on or about 31st March, 2004 (a copy of the Employee Incentive Plan and the Circular having been produced to the meeting marked "A" and "B" respectively and signed by the chairman of the meeting for the purposes of identification), be approved and adopted and the Directors of the Bank be and they are authorised to take all such steps as may be necessary, desirable or expedient to carry into effect the Employee Incentive Plan with effect from the close of business of the day on which this resolution is passed. | 77,040,260 (71.4%) | 30,813,056 (28.6%) |

As more than 50% of the votes were cast in favour of the EIP Resolution, the EIP Resolution was duly passed as an ordinary resolution of the Bank.

By Order of the Board
**WING HANG BANK, LIMITED**
**Louis C W Ho**
*Director and Secretary*

Hong Kong, 22 April 2004

The Standard 23/4/04

公司註冊處
Companies Registry

# 周年申報表
# Annual Return

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 5929

**1 公司名稱 Company Name**

Wing Hang Bank, Limited

(註 Note 8) **2 商業名稱 Business Name**

N/A

**3 公司類別 Type of Company**

*請在有關空格內加 ✓ 號 Please tick the relevant box*

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

**4 本申報表日期 Date of this Return**

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 21 | 4 | 2005 |

*(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。*
***For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)***

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

161 Queen's Road Central, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Wing Hang Bank, Ltd.

地址 Address: 2/F., 161 Queen's Road Central
Hong Kong

電話 Tel: 2852-5752 傳真 Fax: 2815-4119

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11)

## 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

*(有股本的公司毋須填報此項 Company having a share capital need not complete this section)*

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

(註 Note 12)

## 9 股本 Share Capital

*(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)*

| | 截至本申報表日期 As at the Date of this Return | | | | |
|---|---|---|---|---|---|
| | 法定股本 Authorized Share Capital | 已發行股本 Issued Share Capital | | | |
| 股份類別 Class of Shares | 總面值 *Total* Nominal Value † | 已發行股份數目 Number of Shares Issued (a) | 每股已發行股份的面值 Nominal Value of Each Share Issued † (b) | 已發行股份的總面值 *Total* Nominal Value of Shares Issued † (a) x (b) | 已發行股份的已繳股款總值 (不包括溢價) *Total* Paid up Value of Shares Issued † (excluding premium) |
| Ordinary | HKD450,000,000 | 293,950,500 | HKD1 | HKD293,950,500 | HKD293,950,500 |
| | | | | | |
| | | | | | |
| | | | | | |
| 總值 Total | HKD450,000,000 | 293,950,500 | | HKD293,950,500 | HKD293,950,500 |

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

*(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)*

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

| 姓名／名稱 Name | 地址 Address | 股份 Shares | | | 備註 Remarks |
|---|---|---|---|---|---|
| | | 現時持有量 Current Holding | 轉讓 Transferred | | |
| | | | 數目 Number | 日期 Date | |
| | Allotments of 40,000 shares on 15th April, 2005<br><br>Names of shareholders please refer to the CD-ROM attached. | | | | |
| | 總數 Total | 293,950,500 | | | |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 11 秘書 Secretary

### A. 個人秘書 Individual Secretary

*(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)*

| 中文姓名 Name in Chinese | 何志偉 | |
|---|---|---|
| 英文姓名 Name in English | HO | Chi Wai, Louis |
| | 姓氏 Surname | 名字 Other Names |
| 前用姓名 Previous Names | N/A | |
| 別名 Alias | N/A | |
| 香港住址 Hong Kong Residential Address (註 Note 14) | E2, 6/F., 43 Stubbs Road, Hong Kong | |
| 電郵地址 E-mail Address (註 Note 15) | | |

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D137860(1)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| | |

### B. 法人團體秘書 Corporate Secretary

*(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)*

|  |  |  |
|---|---|---|
| (註 Note 17) | 中文名稱 Name in Chinese | |
| (註 Note 17) | 英文名稱 Name in English | |
| (註 Note 18) | 香港地址 Hong Kong Address | |
| (註 Note 15) | 電郵地址 E-mail Address | |

公司編號 Company Number

*(只適用於在香港註冊的法人團體)*

*(Only applicable to body corporate registered in Hong Kong)*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 12 董事 Director

### A. 個人董事 Individual Director

*(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)*

(註 Note 19) 1 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 鄭漢鈞

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Cheng | Hon Kwan |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 2/F., 20 Broom Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A181391(1)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| | |

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

[✓] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to:

| 中文姓名 Name in Chinese | 馮鈺斌 |
|---|---|

| 英文姓名 Name in English | Fung | Yuk Bun, Patrick |
|---|---|---|
| | 姓氏 Surname | 名字 Other Names |

| 前用姓名 Previous Names | N/A |
|---|---|
| 別名 Alias | N/A |

(註 Note 20)

| 住址 Residential Address | F1, 21/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong | 國家 Country |
|---|---|---|

(註 Note 21)

| 電郵地址 E-mail Address | |
|---|---|

(註 Note 22) 身份證明 Identification

| a 香港身份證號碼 Hong Kong Identity Card Number | A692872(5) |
|---|---|

| b 海外護照 Overseas Passport | | |
|---|---|---|
| | 簽發國家 Issuing Country | 號碼 Number |

## 12 董事 Director (續上頁 cont'd)

### B. 法人團體董事 Corporate Director

*(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)*

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 12 董事 Director (續上頁 cont'd)

### C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname　　名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country　　號碼 Number

## 13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

| 登記冊 Register | 地址 Address |
|---|---|
| a 成員登記冊 Register of Members | N/A |
| b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)* | N/A |

(註 Note 24)

## 14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

*(私人公司毋須填報此項 A private company need not complete this section)*

| 日 DD | 月 MM | 年 YYYY | 至 To | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|---|---|---|
| 1 | 1 | 2004 | 至 To | 31 | 12 | 2004 |

## 15 證明書 Certificate

*(此項證明只適用於私人公司。如不適用，請刪去此項。)*
*(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)*

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。

This Return includes - Continuation Sheet(s) A, - Continuation Sheet(s) B, 10 Continuation Sheet(s) C and - Continuation Sheet(s) D.

簽署 Signed :



姓名 Name : Ho Chi Wai, Louis
董事 Director／秘書 Secretary *

日期 Date : 17th May, 2005
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

本申報表日期 Date of Return

| 21 | 4 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

5929

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 馮鈺聲

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Fung | Yuk Sing, Michael |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

E2, 21/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A863460(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country

號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 21 | 4 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 5929

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Gordon | Andrew Michael |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: D1, Helene Garden, 22 Stanley Beach Road, Stanley, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P362981(7)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| | |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 21 | 4 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

5929

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19)

身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese

英文姓名 Name in English

| Griffith | Alan Richard |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20)

住址 Residential Address

240 Central Part South Apartment 5R,
New York, New York 10019, USA

國家 Country

(註 Note 21)

電郵地址 E-mail Address

(註 Note 22)

身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

| 111230572 | U.S.A. |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 21 | 4 | 2005 |

公司編號 Company Number

5929

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 何志偉

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Ho | Chi Wai, Louis |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: E2, 6/F., 43 Stubbs Road, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D137860(1)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| | |

本申報表日期 Date of Return

| 21 | 4 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

5929

## 個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 劉漢銓

英文姓名 Name in English

| Lau | Hon Chuen, Ambrose |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: Flat 80, Mount Nicholson Road, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B984222(0)

b 海外護照 Overseas Passport

| | |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 21 | 4 | 2005 |

公司編號 Company Number: 5929

## 個人董事詳情 (第12A項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 李國賢

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Lee | Kwok Yin, Simon |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: Suite 4607, The Atrium, Pacific Place, 88 Queensway, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A724363(7)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| | |

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 21 | 4 | 2005 |

公司編號 Company Number

5929

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Lopian | Kenneth Augustine |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

8 Redman Farm Road, Mendham N J,
07945-3228, U.S.A.

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| 110619876 | U.S.A. |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 21 | 4 | 2005 |

公司編號 Company Number

5929

## 個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director
☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 謝孝衍

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Tse | Hau Yin |

前用姓名 Previous Names: N/A

別名 Alias: Aloysius

(註 Note 20) 住址 Residential Address: 22 Mount Butler Drive, Jardine's Lookout, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E095631(0)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| | |

本申報表日期 Date of Return

| 21 | 4 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

5929

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 董建成

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Tung | Chee Chen |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

22B, Block 1, Grand Garden, 61
South Bay Road, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A951930(3)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| | |

本申報表日期 Date of Return

| 21 | 4 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

5929

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 王家華

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Wang | Frank John |

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: Flat B, 7/F., Hatton House, 15 Kotewall Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P901893(3)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| | |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)